

03040014

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Date filed: December 17, 2003
Commission file number: 24-10060

FILM PLANET GALAXY FUND II, LLC
(Exact name of registrant as specified in its charter)

California
(State of Incorporation)

513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401
(Address of principal executive offices, including zip code)

(310) 576-9990
(Registrant's telephone number, including area code)

Peter Jay Klauser
(Name of Agent for Service)

513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401
(Agent's address, including zip code)

(310) 576-9990
(Agent's telephone number, including area code)

7812	32-0082180
(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
LIMITED LIABILITY INTERESTS	None

PART I – NOTIFICATION

ITEM 1. Significant Parties.

(a) Directors of Manager. Film Planet Galaxy Fund II, LLC (the "Company") does not have any directors. The manager of Film Planet, LLC, the manager of the Company (the "Manager"), is Peter Jay Klauser, 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401 (business) and 15144 La Maida Street, Sherman Oaks, California 91403 (residential).

(b) Officers of Manager.

Name	Position	Business Address	Residential Address
Peter Jay Klauser	Manager and President	513 Wilshire Blvd., Ste. 341 Santa Monica, CA 90401	15144 La Maida Street Sherman Oaks, CA 91403
Joseph DePompeii	Director of Development	513 Wilshire Blvd., Ste. 341 Santa Monica, CA 90401	7768 Hollywood Blvd., Apt. 3 Los Angeles, CA 90046
Mark Lester	Director of Production	513 Wilshire Blvd., Ste. 341 Santa Monica, CA 90401	6805 Topanga Canyon Blvd. Woodland Hills, CA 91607

(c) General Partners. Not Applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities: Film Planet, LLC, the Manager of the Company, will receive a 20% subordinated interest in cash available for distribution. The address of the Manager is 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401.

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities: Peter Jay Klauser as the manager of the Manager is the beneficial owner of the Manager's 20% subordinated interest in cash available for distribution. Mr. Klauser's business address is 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401. Mr. Klauser's residential address is 15144 La Maida Street, Sherman Oaks, California 91403.

(f) Promoters. Film Planet LLC, 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401; Peter Jay Klauser, 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401 (business) and 15144 La Maida Street, Sherman Oaks, California 91403 (residential); and Joseph DePompeii, 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401 (business) and 7768 Hollywood Blvd., Apt. 3, Sherman Oaks, CA 91423 (residential).

(g) Affiliates: Film Planet, LLC, 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401.

(h) Counsel: Mark J. Richardson, Esq., Richardson & Associates, 233 Wilshire Boulevard, Suite 820, Santa Monica, California 90401.

(i) Underwriter. Not Applicable.

(j) Directors of Underwriter. Not Applicable.

(k) Officers of Underwriter. Not Applicable.

(l) General Partners of Underwriter. Not Applicable.

(m) Counsel to Underwriter. Not Applicable.

ITEM 2. Application of Rule 262.

None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

The securities are to be offered on a best efforts basis by the officers and directors of the Manager of the Company in the following jurisdictions:

1. California
2. Nevada
3. Arizona
4. Michigan
5. Washington
6. Minnesota
7. Florida
8. Texas

The Company intends to register or qualify the securities in each relevant state.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

From January 2002 to May 2002, Film Planet Stealing Candy, LLC, a California limited liability company ("FPSC") and affiliate of the Company, sold 59,000 shares of its limited liability interests through a private placement pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "Act"), for a purchase price of $10 per share, raising total capital of approximately $590,000. The price per share was determined by the manager of FPSC. The shares of limited liability interest were issued to the following persons, all of whom are accredited investors:

Axiom Partners, LLC
Stevel Patel
Sarah Zweng
Pacific Hotel Properties, Inc.

From April 2002 until January 2003, Film Planet White Rush, LLC, a California limited liability company ("FPWR") and an affiliate of the Company, sold 65,000 shares of its limited liability interests through a private placement pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended for a purchase price of $10 per share, raising total capital of approximately $650,000. The price per share was determined by the manager of FPWR. The shares of limited liability interest were issued to the following persons:

Matrix Partners, LLC
Pacific Hotel Properties, Inc.
Film Planet Galaxy Fund, LLC

From February 2003 until present, Film Planet Galaxy Fund, LLC, a California limited liability ("FPGI") and affiliate of the Company, sold 15,500 shares of its limited liability interests through a private placement pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended, for the purchase price of $10 per share, raising capital to date of $155,000. The price per share was determined by the manager of FPGI. The shares of limited liability interest have been issued to the following persons:

Pacific Hotel Properties, Inc.
Peter Klauser

ITEM 6. Other Present or Proposed Offerings.

Neither the Company nor its affiliates are currently offering or contemplating offering any securities in addition to those covered by this Regulation A offering.

ITEM 7. Marketing Arrangements.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document.

The Company did not use a written document or broadcast script authorized by Rule 254 prior to the filing of this notification.

PART II – OFFERING CIRCULAR

PART II – OFFERING CIRCULAR

Film Planet Galaxy Fund II, LLC

$5,000,000

5,000,000 Shares at $1.00 per Share
Minimum Investment: 10,000 Shares ($10,000)

Film Planet Galaxy Fund II, LLC (the "Company") is a California limited liability company formed in June 2003 to engage in the business of financing the development, acquisition, production, and distribution of motion pictures and television shows, and other entertainment programming (collectively, the "Programs"). The manager of the Company is Film Planet, LLC, a California limited liability company (the "Manager"). See "BUSINESS" and "MANAGEMENT."

There is no assurance that the Company will achieve any of its investment objectives. This *investment is only appropriate for sophisticated investors and involves substantial risks, including but* not limited to the following:

- Investors must entrust all aspects of the Company's business to the Manager.
- Under the Company's Operating Agreement, Investors will have limited voting rights.
- The Manager will receive compensation for organization, offering, production, and distribution services performed for the Company, which could increase the risk that the Company will not be profitable.
- The Company's Operating Agreement places significant restrictions on the transferability of the shares of limited liability interests.
- *In the event limited funds are raised, the Company may not be able to participate in* multiple Programs.

See "RISK FACTORS," beginning on page 3 for additional risk factors.

The Company is offering 5,000,000 shares of limited liability interests for a purchase price of $1.00 per Share. See "DISTRIBUTIONS AND ALLOCATIONS." The offering price has been determined by the Manager and bears no relationship to the Company's assets, book value, net earnings, net worth, or any other recognizable criteria of value.

This offering will terminate on December 31, 2004, unless the Company extends the offering period in its sole discretion for up to an additional 180 days (the "Sales Termination Date"). There is no requirement that any minimum number of Shares be sold and therefore no escrow will be established for subscription funds. Subscription funds may be deposited by the Company directly into its operating account for use as described in this Offering Circular. See "TERMS OF THE OFFERING."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECRUTIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION. THE COMMISSION, HOWEVER, HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SESCURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Investors	Selling Commissions (1)	Proceeds to Company (2)
Per Share	$1.00	(1)	$0.92
Total (3)	$5,000,000	(1)	$4,600,000

* See footnotes on following page.

The Date of this Offering Circular is December 17, 2003

(1) The Shares will be offered on a "best-efforts" basis by the officers, employees and directors of the Company, and may be offered by independent referral sources and through broker-dealers selected by the Company who are registered members of the National Association of Securities Dealers, Inc. As of the date of this Offering Circular, the Company has not entered into a selling agreement with a registered broker-dealer firm. Referral fees may be paid to finders and selling commissions may be paid to registered broker-dealers, for sales of Shares made through or by them. The Company will indemnify participating broker-dealers, if any, with respect to disclosures made in this Offering Circular. See "PLAN OF DISTRIBUTION."

(2) The amounts shown include estimated organization and offering costs to the Company, which consist of legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the offering of the Shares.

(3) The Shares are being offered pursuant to Regulation A promulgated under Section 3(b) of the Securities Act of 1933, as amended. The Shares will be sold only to investors who meet certain purchaser suitability standards. See "TERMS OF THE OFFERING." The Company has the option in its sole discretion to accept less than the minimum investment from a limited number of subscribers.

SHARES MAY ONLY BE RESOLD, ASSIGNED OR OTHERWISE TRANSFERRED IN ACCORDANCE WITH THE COMPANY'S OPERATING AGREEMENT.

THIS OFFERING CIRCULAR IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, NOR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN. HOWEVER, THIS IS A SUMMARY ONLY AND DOES NOT PURPORT TO BE COMPLETE. ACCORDINGLY, REFERENCE SHOULD BE MADE TO THE CERTIFICATION OF RIGHTS, PREFERENCES AND PRIVILEGES AND OTHER DOCUMENTS REFERRED TO HEREIN, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION (OTHER THAN THAT CONTAINED IN ADDITIONAL WRITTEN DOCUMENTATION REFERRED TO HEREIN), OR TO MAKE ANY ORAL OR WRITTEN REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS INVESTMENT.

STATE NOTICE REQUIREMENTS

NOTICE REQUIREMENTS IN STATES WHERE SHARES MAY BE SOLD ARE AS FOLLOWS:

1. **FOR CALIFORNIA RESIDENTS**: IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PROPER WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES.

TABLE OF CONTENTS

	Page
INVESTMENT SUMMARY	1
RISK FACTORS	3
USE OF PROCEEDS	11
BUSINESS	12
DISTRIBUTIONS AND ALLOCATIONS	25
CONFLICTS OF INTEREST	26
FIDUCIARY DUTY OF MANAGEMENT	28
MANAGEMENT	29
MANAGEMENT COMPENSATION	32
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	33
FEDERAL TAX ASPECTS	33
ERISA CONSIDERATIONS	43
TERMS OF THE PLACEMENT	45
PLAN OF DISTRIBUTION	46
SUMMARY OF MATERIAL PROVISIONS OF THE OPERATING AGREEMENT	47
LEGAL PROCEEDINGS	51
INTEREST OF NAMED EXPERTS AND COUNSEL	51
REPORTS TO SHAREHOLDERS	51
ADDITIONAL INFORMATION	52
FINANCIAL STATEMENT OF THE COMPANY	F-1
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT	F-2
BALANCE SHEET	F-3
NOTES TO BALANCE SHEET	F-4

EXHIBITS

OPERATING AGREEMENT FOR THE COMPANY	A
SUBSCRIPTION DOCUMENTS	B

INVESTMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and its Exhibits. Each prospective investor is urged to carefully read this Offering Circular and its Exhibits in their entirety including but not limited to the risk factors.

The Company

Film Planet Galaxy Fund II, LLC (the "Company") is a California limited liability company formed to engage in the business of financing the development, acquisition, production, and distribution of full length motion pictures, television shows, and other entertainment programming (collectively, the "Programs"). Film Planet, LLC, a California limited liability company, is the manager of the Company ("FP" or the "Manager"). FP is an independent entertainment production company formed in September 2002. FP, in its fiduciary capacity as the Manager of the Company, will determine the Programs in which the Company will participate and the financing terms and conditions of those Programs.

The Company plans to focus its business on financing the following primary areas of the entertainment industry:

- *Independent feature film and television program production*
- Motion picture and television program acquisition and distribution
- Motion picture and television program development
- Short term pre/post production funds

The Company plans to participate in financing the development and production of full-length motion pictures with budgets ranging from $500,000 to $15,000,000 that have broad audience appeal without excessive violence or adult ratings. The Company also plans to finance the production of television series for syndication and exhibition on nationwide cable television stations. By participating in the financing of a variety of projects at different levels, the Company will seek to build a significant film and television library. In the process, the Company's objective will be to become an important source of commercially viable feature films and television series for the major motion picture studios and networks.

The Company's executive office is located at 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401, and the telephone number is (818) 752-9528.

Investment Analysis

The Manager believes that the Company's investment program has economic potential for the following reasons, although there is absolutely no assurance that the Company will be economically successful:

I. The worldwide demand for American entertainment programming is strong, potentially providing a large market for the Company's Programs.

II. The numerous potential media outlets for the Company's planned Programs, including theatres, television, cable, satellite and home video, create several licensing and sale opportunities for the Company.

III. The Company plans to participate in a broad, diversified portfolio of Programs.

Principal Investment Objectives

The Company's principal investment objectives are to:

I. Participate in financing the development, production, and licensing for profit of motion pictures, television shows, and other entertainment programming.

II. Earn ongoing revenue from financing the sale, distribution, and licensing of the Programs in the United States and in international markets, primarily for theatres, television and home video.

III. Provide periodic cash distributions to the Shareholders from the proceeds of revenue earned from financing the sale, distribution, and licensing of Programs on a worldwide basis.

IV. In the future, consolidate with the Manager and possibly certain of its affiliates with other entertainment assets to form a larger entertainment company with greater resources.

Risk Factors

Investors should carefully consider the various risk factors regarding the Company before investing in the Shares. See "RISK FACTORS."

The Offering

The Company is offering 5,000,000 Shares of limited liability interests for a purchase price of $1.00 per Share. Pursuant to the Company's Operating Agreement, a copy of which is included with this Offering Circular as Exhibit A, each year cash available for distribution by the Company will be allocated 100% among the Shareholders, pro rata in accordance with their relative Capital Contributions to the Company, until the Shareholders receive distributions equal to a cumulative noncompounded return on their Capital Contributions equal to 11% per annum (the "Return"), after which cash available for distribution will be allocated 80% among the Shareholders and 20% to the Manager. The commencement date for the calculation of the Return for each Shareholder will be calculated on a quarterly basis as subscription funds are received by the Company. Additionally, each year during the first two weeks of January, Shareholders who have owned Shares for at least one year may submit a written redemption request to the Company requesting that the Company repurchase their Shares. If the Manager determines, in its sole discretion, that funds are available for the Company to repurchase some or all of such Shares and counsel to the Company opines that the transfer will not cause the Company to be treated as a publicly traded partnership, the Company will repurchase all or some of such Shares, as the case may be, on a pro rata basis, as soon as practicable, but no later than 45 days after receipt of the written redemption request. The repurchase price, if payable, would be one dollar per Share. There is no assurance that investors will receive any distributions or that investors will receive a return of 11% per year on their Capital Contributions. See "DISTRIBUTIONS AND ALLOCATIONS." FP will be paid an annual management fee by the Company equal to 2% of the Company's total assets, based on the total assets indicated on the Company's balance sheet at the end of each calendar quarter and payable on a quarterly basis during the year. FP will also be reimbursed for all out-of-pocket expenses and an allocable portion of indirect overhead expenses incurred by FP in conducting the Company's business, and all direct and indirect disbursements to third parties made and obligations incurred on behalf of the Company to third parties, including items such as the Company's legal expenses and other costs and expenses incurred in the operation of the Company's business. The Manager and its affiliates may earn the following fees for distribution and production services provided to the Company: (1) aggregate writer, producer, and director fees, including writer, producer, and director fees paid to unaffiliated third parties, of up to 30% of a Program budget, and (2) aggregate distribution fees, including distribution fees paid to unaffiliated third parties, of up to 25% of a Program's gross revenues plus expense reimbursement. These payments to the Manager and its affiliates will be made before cash distributions are made to Shareholders.

The Company's sources of revenue are expected to be the proceeds, if any, from the sale, licensing, distribution and exhibition of Programs in United States and foreign theatrical, home video, television, satellite and cable markets.

RISK FACTORS

The purchase of the Shares involves a high degree of risk and no prospective investor should purchase any Shares unless he or she can afford to lose his or her entire investment in the Company. Each prospective investor should carefully consider the following risk factors, in addition to any other risks associated with this investment, and should consult with his own legal and financial advisors.

Cautionary Statements. The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of FP or the Company, please be advised that FP's and the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company and FP in forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, adverse economic conditions, intense competition, cost overruns in developing, producing, and marketing the Programs, unavailability of qualified talent for the Programs, loss of talent previously committed or interested in the Programs, absence of qualified third party distributors or licensees, conflicts of interest in FP's management of the Company, lack of customer acceptance of the Programs, inability to acquire quality literary properties, programs, or rights to participate in quality programs, termination of contracts, government regulation, inadequate capital, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, losses incurred from the Programs, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in the Offering Circular, including those set forth under "RISK FACTORS" in the Offering Circular.

No Operating History - New Business. The Company has recently been formed to finance the development, acquisition, production, and distribution of Programs, none of which have been identified. The Company has no earnings or gross revenues to date. The Company is newly formed and has no significant operating history, although management of FP has experience in the entertainment industry. Upon inception, the Company has no assets or working capital. See "FINANCIAL STATEMENT OF THE COMPANY." There is no assurance that the Company or any of its projects will be profitable or will earn revenues, or that the Company and will have sufficient capital to implement its business plan. There is no assurance that the Company will earn any revenue from its planned Programs.

Speculative Business. The entertainment industry is extremely competitive. The commercial success of the Company's Programs will be dependent on several factors beyond the control of FP or the Company, including but not limited to audience preference and exhibitor acceptance. There is no assurance that any Programs will be developed, produced, or distributed. Qualified talent, including actors, directors, film editors, and other production personnel, may not be retained for the Programs. The Programs financed by the Company may incur substantial development, production, or marketing cost overruns and may not have sufficient capital to be successfully completed. Competent distributors or joint venture partners may not be available to assist the Company in its financing and marketing efforts for its Programs, if required. The Company may not be able to sell or license any of the Programs because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors, and audiences. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business in the entertainment industry, or which are unforeseen, including but not limited to copyright infringement, product liability, and employment liability. Accordingly, investors will bear the entire risk that the Company's Programs are not completed or that if completed the Company's Programs are not successful and investors may lose their entire investment in the Company. See "BUSINESS."

Release of Programs. Few, if any of the Company's Programs may have a full or any theatrical release. The Company's Programs would therefore not receive the notoriety that could accompany a full theatrical release, and the gross revenue potential could be substantially lower than if the Programs were produced for full theatrical release. There is no assurance that any exhibitor will license a Program, that a television series will ever be based on any Program, or that any Program will earn any revenues.

Absence of Immediate Revenues and Fluctuations in Company Operating Results. The Company anticipates that it will incur substantial operating losses relating to the financing of Programs until the Company is able to generate adequate revenues from the sale of Programs, of which there can be no assurance. The Company's revenues and results of operations are significantly dependent upon the timing and success of the Programs it expects to finance, which cannot be predicated with certainty. Revenue may not be recognized for any particular Program until such Program has been delivered to the licensee and is available (i.e., there are no holdbacks) for exploitation in the market for which it has been licensed. Production delays may impact the timing of when revenue may be reported under generally accepted accounting principals. Moreover, the sale of existing programming is heavily dependent upon the occurrence of major selling markets, the most important of which is MIPCOM in the fourth quarter. Finally, production commitments are typically obtained from networks in the spring (second) quarter, although production activity and delivery may not occur until subsequent periods. As a result of the foregoing, the Company may experience significant quarterly variations in its operations, and results in any particular quarter may not be indicative of results in subsequent periods. There can be no assurance that a Shareholder will realize any return on his or her investment or that such Shareholder will not lose his or her entire investment.

Risks of Motion Picture Production. The production of motion pictures involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of FP or the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film itself, or bad weather). Accordingly, the Company may require funds in excess of a Program's anticipated budget in order to complete production. Although FP will seek to obtain customary production insurance for the Programs to protect the Company against some of these risks, the Company does not plan to obtain completion bonds. Accordingly, investors will bear the entire risk that a Program does not have sufficient funding to complete production.

Risks of Motion Picture Distribution. There is no assurance that the Company will be successful in securing one or more distributors to distribute the Programs if they are completed. Furthermore, even if a distributor distributes a Program, there is no assurance that the Program will be an economic success even if it is successful critically or artistically. While it is the intent of FP that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless a Program is an artistic success and/or cast with recognizable creative elements, the Company will clearly be at a disadvantage in its negotiations. Moreover, distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. There can be no assurance that the distributor will not limit a Program's run, limit the territories in which a Program is exhibited or otherwise fail to promote a Program actively. Any such action by the distributor could have a material adverse effect on the economic success of such Program and revenues received by the Company. There can be no assurance of ancillary or foreign sales of a Program. In the event that a film is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the Programs will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, any net profits of a Program and cash flow cannot be realized, if at all, until many months after the Company's expenditure for the Program. The Company will most likely attempt to retain a sales agent to sell the foreign rights to the Programs. No assurance can be given that the Company will actually be able to obtain a sales agent, that a sales agent, if obtained, would be able to sell any rights to the Programs, or that if such rights are sold they will be on terms advantageous to the Company.

Domestic Market Place: Film Festivals. Investors should particularly note the absence of a domestic distribution agreement. At this time, the United States domestic distribution business is substantially dominated by large studio distributors (e.g., Fox, Warner Bros., and Disney) and their affiliates (Fox Searchlight, New Line Pictures, and Miramax). The studios are increasingly focused on large budget ("event" pictures or smaller art house projects). Motion pictures with budgets under $3,000,000, with no major acting elements attached to them, are increasingly being released directly to cable and/or video, and receive little or no theatrical support. A limited theatrical release, or no theatrical release at all, will have a materially adverse effect on the return for films in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact each film's potential sales. At the budget ranges estimated for the Company's film projects (i.e. low budget films), the Company will be dependent on the reactions of film critics. In recent years, the ability to obtain domestic theatrical distribution for films in these budget ranges has been dependant on success at specialized art film festivals such as the Sundance Film Festival, the Toronto Film Festival and Du Val. The number of films applying for festivals has increased dramatically in recent years. Of those applying, few are actually accepted and screened. Moreover, even if any film of the Company is screened, there can be no assurance the film will obtain a domestic distributor. If the films are not admitted and screened at festivals, this could have a serious impact on the ability to obtain distributors and distribution for the films.

Exposure to Worldwide Economic Conditions. It is intended that the Programs will be sold to foreign and domestic distributors for exhibition in their respective territories. Consequently, the value of the Programs' rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributor's territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may have a material adverse impact on the Company. Investors should note that economic disruptions in Germany, Southeast Asia and Eastern Europe may impact the prospect for licenses in such territories. Even if distribution agreements are obtained for certain territories, economic changes in any territory could effect the ability to complete any transaction. In recent years, many buyers in Korea and Eastern Europe have either renegotiated existing agreements or completely defaulted under them. In general, foreign sales of American films have slowed dramatically in the past few years, and may not revive.

Pre-Sale Agreements: Sale of Territorial Distribution Rights: Limited Availability of Proceeds From Exploitation of Films In Territories Where Pre-Sales Have Been Made to Raise Production Financing. The Company may obtain a portion of the production financing for the Programs by some combination of joint ventures or the pre-sale of rights for the exploitation of a Program in one or more territories. FP has the right to sell at any time on behalf of the Company, including prior to the production of such Programs, the distribution rights to such Program in any territory which it, in its sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available to the Company. Instead, only the additional amounts which such a distributor would remit to the Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the Company. The pre-sale of the right to exploit Programs in certain territories will ultimately dilute the market potential for the Program.

Possible Inadequacy of Company Funds. The Company will have limited capital available to it, to the extent that the Company raises capital from this offering. If the budget for one of the Programs is greater than the amount allocable by the Company to such Program, the Company may seek outside funding to finance the remainder of the budget. There can be no assurance that such outside funding will be available or if available that such funding will be on terms that are not disadvantageous to the Company. In order to obtain such outside funding, the Company may have to subordinate its interests or assign gross revenue and net profits interests in the Programs to such outside sources. If the Company's entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then the Manager may cause the Company to sell all or a portion of its interest in one or more of the Programs. Further, a shortage of funds may prevent or delay the Company from completing the production and distribution of the Programs. There is no assurance that the Company will have adequate capital to conduct its business. See "RISK FACTORS - Risk of Cost Overruns" and "RISK FACTORS - No Minimum Capitalization."

Television Production Risks. There can be no assurance that if the Company commits to fund the production of a series licensed to a network, the network will order and exhibit a sufficient number of episodes to enable the Company to syndicate the series. Typically, at least 65 episodes of a series must be produced for it to be "stripped" or syndicated in the daily re-run market. Networks generally can cancel a series at stated intervals and, accordingly, do not commit in advance to exhibit a series for more than a limited period. If a series is canceled (or not carried for the period necessary to create enough episodes for syndication purposes), there is a significant chance that the production costs of the project will not be fully recovered. In that event, the financial condition of the Company could be materially and adversely affected. Similar risks apply even if a series is produced for a non-network medium.

Development Costs. The Company intends, consistent with the standards set by the Financial Accounting Standards Board, including Statement of Financial Accounting Standards ("SFAS") No. 53, to write off the costs of all development projects when they are abandoned or, even if not abandoned, if they have not been set for principal photography within three years of their initial development activity. In the event the Company is unable to produce Programs for which development costs have been incurred, it would incur a significant write-down with respect to the development costs of such projects, which, in turn, may effect ongoing financing activities.

Programs and Terms Not Identified. The specific Programs in which the Company will participate have not yet been identified by FP, nor have the terms and conditions of the Company's participation in those Programs. FP has the sole power and authority to select the Company's Programs and to determine the terms and conditions of its participation in those Programs, including but not limited to the amount of the Company's investment in each Program, whether the investment will be in the form of equity or a loan, the terms of any debt financing made available by the Company for a Program, including its priority and whether or not it is secured, the size and priority of the Company's net profit interest in each Program, if any, the nature of FP's financial and managerial participation in each Program, and other aspects of the Company's participation. As the Manager of the Company, FP also has the right to determine the nature of the Company's participation in each Program, such as whether the Company will finance the production or distribution of a Program. FP will have significant conflicts of interest as the Manager to the extent that it originates Programs and also participates in such Programs as a contractual party. See "CONFLICTS OF INTEREST." As the Manager of the Company, FP will also negotiate all third party contracts on behalf of the Company. Investors in the Shares have greater risk because the Programs are not yet identified and they cannot evaluate the Programs or their terms and conditions prior to making an investment in the Shares. Prospective investors must rely on FP and its management for the operation of the Company. FP has broad discretion to manage the Company, select the Programs, and apply the gross proceeds of the offering of the Shares. See "MANAGEMENT."

Deferrals. The producers of Programs may arrange for services to be provided for the production and distribution of a Program for which reduced or no compensation will be initially required, it being understood that the provider of such services will be compensated by the producer for the value of such services from the cash flow of the Program. In order to obtain such deferrals, the producer will likely pay higher fees for such services. The value of such deferrals will be negotiated and documented by the producer prior to the provision of such services. There is no assurance that producers will be able to obtain deferrals on favorable terms. The cost of obtaining deferrals could reduce the amount of cash available for distributions to the Shareholders, if any.

Competition. The entertainment industry is characterized by intense competition. The Programs financed by the Company will be subject to competition from producers and distributors including major studios, other independent motion picture companies, and television production companies, not only in attracting creative, business, and technical personnel for the production of films, but also in distributing the Programs. Virtually all of these competitors have substantially greater experience, assets, and financial and other resources than FP and the Company, and have worldwide distribution organizations in place. The Programs will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, virtual reality entertainment and other entertainment. There is no assurance that the Company will be able to successfully or profitably compete in the entertainment business or that Shareholders will not lose their entire investment. See "BUSINESS - Competition."

No Assurance That Company Will Repurchase Shares. Although each year during the first two weeks of January, Shareholders who have owned Shares for at least one year may submit a written redemption request to the Company requesting that the Company repurchase their Shares, there is no assurance that the Company will have sufficient noncommitted funds to repurchase any or all of such Shares. If the Company does not have sufficient available funds not otherwise committed to Programs to repurchase such Shares, Shareholder requests will be declined and Shareholders will have to retain their Shares.

Absence of Public Market. There is no public market for the Shares. In addition, the Company has no obligation and no present intention of registering its Shares. The Shares may not be sold or otherwise transferred except in accordance with the Company's Operating Agreement. Consequently, the investors may not be able to liquidate their investment in the Company if such liquidation should become necessary or desired. See "RISK FACTORS - Limited Transferability of Shares."

No Minimum Capitalization. No minimum capital requirement is imposed in connection with this offering, and subscription funds may be utilized by the Company as soon as they are accepted, beginning with the commencement of the offering. There is no assurance that the Company will raise any capital pursuant to this offering. If only minimal capital is raised from this offering, or significantly less than the maximum capital, then the Company would likely be required to raise additional capital in the future in order to have sufficient capital to implement its business plan. If additional financing or capital is not available, investors could lose their entire investment in the Company. There is no assurance that the Company will raise sufficient capital to finance its operations or that any alternative capital or financing would be available.

Management Compensation. The Manager will be reimbursed for the direct and an allocable portion of overhead expenses it incurs in managing the Company's operations, as well as the organization and offering costs incurred by it on behalf of the Company. The Manager and its affiliates will also receive compensation for production and distribution services performed for Programs financed by the Company. The management of FP will also be paid salaries and other compensation for performing production, distribution, and other management services for FP related to Programs financed by the Company. The cash consideration being paid by the Company to FP's management has not been determined based on arm's length negotiation. While management believes that the consideration is fair for the work being performed, there is no assurance that the consideration to management reflects the true market value of its services. These compensation arrangements increase the risk that the Company will not be profitable. See "BUSINESS," "USE OF PROCEEDS," and "MANAGEMENT COMPENSATION."

Conflicts of Interest. The relationship of management to the Company may create conflicts of interest. Management has participated in and may continue to participate in other entities which engage in activities similar to those of the Company. Some members of FP's management may allocate management time and resources to such prior projects until they are completed, to the possible detriment of the Company. The Manager may from time to time form new entities and engage in other businesses in the future. Other businesses owned and managed by the Manager or its affiliates may be in competition with the Company in its motion picture and entertainment business. The Manager believes that it will have the resources necessary to fulfill its management obligations to all entities for which it is responsible. See "MANAGEMENT." Management's compensation from the Company and has not been determined pursuant to arm's-length negotiation. The determination of the Manager's compensation under contracts between the Company and the Manager or its affiliates is subject to the Manager's discretion. See "CONFLICTS OF INTEREST."

Risk of Dilution of Ownership in Programs. FP has the right to raise additional capital or incur borrowings from third parties to finance the distribution and marketing of the Programs. Producers, including FP, may convey gross revenue interests in Programs financed by the Company to third party distributors in consideration for their marketing services and their agreement to bear certain marketing costs, and a net profits interest in the Programs to co-producers for their production services. The Company is subject to the risk of experiencing additional dilution of its ownership in the Programs pursuant to separate agreements that producers, including FP, may enter into from time to time for the production, sale, distribution, marketing and licensing of the Programs, including agreements with the Manager and its affiliates. See "BUSINESS."

Risk of Cost Overruns. Programs financed by the Company may incur substantial cost overruns in development, production, and distribution, which could negatively impact the Company's revenue. The Manager and the management of FP are not responsible for cost overruns incurred in the development, production, and distribution of Programs and are not obligated to contribute capital to the Company. Unanticipated costs may force the Company to substantially dilute its ownership in the Programs by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Programs if producers of Programs are unable to obtain the additional funds necessary to complete the production and marketing of the Programs. There is no assurance that the Company will be able to obtain sufficient capital to successfully implement its business plans. If a greater investment is required in the Programs because of cost overruns, the probability of earning a profit or a return of the Shareholders' investment in the Company is diminished.

Reliance on Manager and FP Management. Under the Company's Operating Agreement, the Manager is given the exclusive authority to manage the Company's business. Shareholders must be willing to entrust all aspects of the Company's business to the Manager and its key executives. Shareholders will have certain voting rights under the Operating Agreement in proportion to their relative Capital Contributions to the Company. The Company will be largely dependent upon Peter Jay Klauser and Joseph DePompeii for the direction, management, and daily supervision of the Company's operations. The loss of Peter Jay Klauser or Joseph DePompeii or the Company's inability to hire and retain other qualified employees could have a material adverse effect on the Company's business. See "MANAGEMENT."

Resources of Management. The Manager has a limited and illiquid net worth. Consequently, it is not anticipated that the Manager or its affiliates will have the financial resources or the liquidity to provide funds to the Company in the event that the Company needs additional working capital. Furthermore, the Manager does not have any obligation to make loans or provide capital to the Company. See "MANAGEMENT."

Operations - Possible Liens. If the Company fails to pay for materials and services for the Programs on a timely basis, the Company's assets could be subject to materialmen's and workmen's liens. The Manager is not responsible for the financial condition or performance of any co-producer or third party distributor of the Programs or any other unaffiliated vendors. The Company may also be subject to bank liens in the event that they default on loans from banks, if any.

Limited Transferability of Shares. No market for the resale of Shares is expected to develop. In addition, significant restrictions have been placed on the transferability of Shares under the Company's Operating Agreement and the Shareholders will have no right to present their Shares to the Manager for repurchase. In general, the Company's Operating Agreement expressly provides that, with certain limited exceptions, no Shareholder may transfer his Shares in the Company without the prior written consent of the Manager. The Manager may approve or disapprove the transfer in its sole discretion. No person has the right to become an assignee of a Shareholder's Shares, and no assignee of a Shareholder's Shares has the right to become a substituted member, unless and until certain conditions of the Company's Operating Agreement are met. Thus, investors may have considerable difficulty in selling Shares or pledging Shares as collateral for loans. Shares should be purchased only by persons with the financial ability to acquire and hold the Shares as a long-term investment. Federal and state securities laws also impose restrictions on transferability.

Indemnification of Manager. The Company's Operating Agreement provides that the Company will, within the limits of capital contributions and retained assets, hold the Manager harmless against certain claims arising from Company activities, other than losses or damages incurred by it as a result of its gross negligence, fraud or bad faith. If the Company were called upon to perform under its indemnification agreement, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the Programs, or for distributions to the Shareholders, if any. See "SUMMARY OF MATERIAL PROVISIONS OF THE OPERATING AGREEMENT."

Rights of Manager Under Operating Agreement. The consent of the Manager is required in many instances under the Company's Operating Agreement, including most amendments to the Operating Agreement. In such instances, a conflict of interest may arise between the Manager and the Shareholders. Furthermore, the Manager has the right to cause the Company to sell, pledge or otherwise dispose of all or any Company assets, to cause the Company to incur borrowings, and to effect a merger or reorganization of the Company without the consent of the Shareholders. See "SUMMARY OF MATERIAL PROVISIONS OF THE OPERATING AGREEMENT."

Federal Income Tax Risks. An investment in Shares involves tax risks. Each prospective Shareholder is urged to consult his own tax advisor with respect to the complex federal, state and local tax consequences of investing in the Shares. Because the Company will file its federal and state income tax returns as a "pass-through" entity, there is the risk of allocations of taxable income without corresponding cash distributions from the Company to cover the income tax liability resulting from the allocation (i.e. phantom income). The taxation of the Company and the Shareholders depends upon whether the Company is treated for federal income tax purposes as a limited liability company (i.e. a partnership for tax purposes) or as an association taxable as a corporation. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel that it will be treated as a limited liability company for federal income tax purposes. It is possible that the status of the Company as a limited liability company could be challenged by the IRS. If the Company is treated for federal income tax purposes as an association taxable as a corporation rather than as a limited liability company, the Company would be required to pay federal income tax on its income and the Company's deductions and credits would not be passed through to its Shareholders. Furthermore, the Shareholders would be taxed on any distributions they might receive in substantially the same manner that corporations and their shareholders are taxed on dividends. The information returns filed annually by the Company for federal income tax purposes may be audited by the IRS. An audit could result in adjustments to various Company tax items, which may increase the likelihood of an audit of the income tax returns of the Shareholders. The tax aspects of this investment cannot be predicted with certainty in part because certain provisions of the Internal Revenue Code may in the future be amended or interpreted in a manner adverse to the Company.

No Assurance of Cash Distributions. There is no assurance as to when or whether cash will be available for distribution to the Shareholders. The Manager is reimbursed by the Company for direct and an allocable portion of indirect expenses incurred by it in performing management services for the Company. The costs of making and marketing the Programs must be paid before any cash distributions are made by the Company. The Company must pay these expenses, as well as operating expenses and other costs, prior to making cash available for distribution to the Shareholders. Even if cash distributions are made, the Company may not be profitable or be earning revenues. The Manager in its discretion cause the Company to retain funds for working capital purposes.

Status of Limited Liability. By purchasing Shares, a Shareholder will become a member of the Company. As a member, a Shareholder's personal liability for obligations of the Company will generally be limited to the amount of his Capital Contribution and his rights to the undistributed income of the Company. The Operating Agreement provides certain rights to Shareholders relating to the internal affairs and organization of the Company. While the California Limited Liability Company Act provides for the limited liability of members, the statute applies in California. As a result, there may be uncertainty as to whether the exercise of these rights under certain circumstances could cause the Shareholders to lose their limited liability under other applicable state laws, although the Company believes that the limited liability status will apply to residents of all states.

USE OF PROCEEDS

The maximum gross proceeds from the sale of the Shares are $5,000,000. The net proceeds from the offering are expected to be approximately $4,600,000 after the payment of offering costs including printing, mailing, legal, and accounting costs, and potential selling commissions and finder's or referral fees that may be incurred. See "PLAN OF DISTRIBUTION."

The net proceeds of the offering will be used by the Company to finance the development, production, acquisition, and distribution of Programs selected by FP. The following table sets forth the specific allocation of the proceeds from the offering:

Expense	Dollar Amount	Percentage of Proceeds
Offering Costs	$ 400,000	8.0%
Production Financing	$2,300,000	46.0%
Short Term Bridge Financing	$ 690,000	13.8%
Acquisition and Distribution Financing	$1,150,000	23.0%
Development Financing	$ 460,000	9.2%
Total	**$5,000,000**	**100.0%**

The budget set forth above is an estimate only and the proceeds of this offering of Shares may be allocated differently as determined by the Manager. The circumstances under which the proceeds of this offering of Shares may be allocated differently include, but are not limited to (1) the Manager determines that one category is more profitable than other categories, (2) rising expenses make a category less lucrative than anticipated, or (3) the Company has the opportunity to participate in a larger project with a major motion picture studio.

In the event the Company does not raise maximum gross proceeds from the sale of Shares, the Company will reallocate the proceeds as follows:

% of Proceeds Raised	Gross Proceeds	Offering Expenses	Net Proceeds	Production Financing	Short Term Bridge Financing	Acquisition/ Distribution Financing	Development Financing
100%	$5,000,000	$400,000	$4,600,000	$2,300,000	$690,000	$1,150,000	$460,000
75%	$3,750,000	$300,000	$3,450,000	$1,725,000	$517,500	$ 862,500	$345,000
50%	$2,500,000	$200,000	$2,300,000	$1,150,000	$345,000	$ 575,000	$230,00
25%	$1,250,000	$100,000	$1,150,000	$ 575,000	$172,750	$ 287,500	$115,000

If gross proceeds from the offering are less than 25% of the maximum capital sought to be raised in the offering, the Company will prioritize the use of proceeds as follows:

Expense	Percentage of Proceeds
Offering Costs	8.0%
Production Financing	46.0%
Short Term Bridge Financing	23.0%
Acquisition and Distribution Financing	18.4%
Development Financing	4.6%
Total	**100.0%**

BUSINESS

General

The Company plans to engage in the business of financing the development, acquisition, production, and distribution of full length motion pictures, television shows, and other entertainment programming (collectively, the "Programs") with Film Planet, LLC, a California limited liability company and the manager of the Company ("FP" or the "Manager"), American World Pictures, Inc. ("AWP"), an affiliate of the Manager, and with other unaffiliated third party entertainment companies. Mark Lester, an officer of the Manager, is the President and principal shareholder of AWP, a distributor with which the Company may finance the distribution of Programs. The Company anticipates that the Programs will be developed primarily for theatrical and television release in the United States and in foreign markets.

The Company plans to participate in financing four primary areas of the entertainment industry: (1) independent feature film development and production, (2) television programming development and production, (3) acquisition and distribution of feature films and entertainment programming, and (4) provision of short-term pre/post production funds. The Company expects to finance the development and production of full-length motion pictures with budgets ranging from

$500,000 to $15,000,000 that have broad audience appeal without excessive violence or adult ratings. The Company also plans to finance the production of television series for syndication and exhibition on nationwide cable television stations. By participating in the financing of a variety of projects at different levels, the Company will seek to build a significant film and television library. In the process, the Company's objective will be to become an important source of commercially viable feature films and television series for the major motion picture studios and networks. As a newly formed company, the Company has not financed the production or distribution of any films or television programs. FP and its affiliates have produced two feature films and have participated in the distribution of more than 40 films. See "MANAGEMENT-Prior Performance."

Plan of Operation

The Company's business strategy is to utilize the Manager's experience, capabilities, and industry relationships to (1) identify high quality screenplays, scripts, and other literary properties which need development financing, but which would likely be distributed by major studios, (2) partner with experienced and talented television and film makers, (3) identify small independent action, suspense, and horror films which need production financing, and (4) identify quality projects backed by assets which need short term bridge financing.

During the next twelve months, the Company plans to finance the production of three full length motion pictures, provide short-term bridge financing to various entertainment projects, finance the acquisition of five to ten full length motion pictures for domestic and foreign distribution, and finance the development of several large budge films and television programming.

In the event only minimal proceeds are raised from this offering, the Company plans finance the production and acquisition of fewer films and provide less short-term bridge financing to fewer projects. Because management believes that project development is riskier than other aspects of the entertainment business, in the event only minimal proceeds are raised, the Company would not finance the development of any entertainment projects.

Potential Production Agreements with FP

The Company and FP may enter into one or more production agreements ("Production Agreements") pursuant to which FP will produce motion pictures financed by the Company. Under any Production Agreement involving a motion picture financed by the Company, aggregate writer, director, and producer fees, including writer, director, and producer fees paid to unaffiliated third parties would be limited to up to 30% of a Program budget. FP or its affiliates would receive presentation and producer screen credit and appear in all paid advertising. FP or its affiliates may also receive expense reimbursement

Distribution Strategy

The Company intends to (1) finance the distribution of films and other entertainment programming produced by affiliated entertainment companies, and (2) finance the distribution of entertainment programming produced by unaffiliated entertainment companies in both domestic and international markets. The distribution of films and other programming is expected to be made pursuant to distribution agreements entered into in the future by the Company.

Film sales are generally driven by cast and genre. Because a domestic theatrical release has a major impact on foreign revenue, the Company will also endeavor to finance projects with quality talent that will generate domestic interest in a theatrical release. Since quality talent can be expensive, and name actors often need hold money or pay or play deals, development money is a crucial element of successful packaging and successfully implementing this domestic strategy.

The distribution of films is accomplished by marketing them to exhibitors in trade shows and by other direct marketing methods. Foreign and domestic distribution rights for films are sold in organized film markets such as the American Film Market ("AFM"), MIFED, Cannes, MIPCOM and MIP Asia. At these markets, domestic and foreign distributors buy film rights to exhibit films in the 47 separate worldwide territories, including the United States and Canada. These distributors typically purchase such film rights from sales agents, or in some cases, from production companies.

Distribution agreements typically provide that the distributor will pay the print and advertising costs incurred in marketing a film, and will in return receive reimbursement of its costs from the first gross revenues earned by the film, as well as an interest in the gross revenues or net profits from the film. FP, as the Manager of the Company, will determine the terms and conditions of distribution agreements entered into by the Company, including those that may be entered into between FP and the Company. The Company may finance the distribution of Programs produced by FP or its affiliates, or FP and the Company may both finance the distribution of films produced by other affiliated or unaffiliated entertainment companies. In addition, FP may serve as the sole distributor for Programs in which the Company participates, or the Company may serve as the sole financier of distribution for Programs produced by FP or its affiliates. Any agreements between the Company and FP will not be arms length agreements and conflicts of interest will arise by virtue of FP's position as the Manager of the Company. See "CONFLICTS OF INTEREST."

Film distributors who sub-license Programs from the Company may give minimum guarantees for sales volumes and commit to pay a minimum amount regardless of actual sales. Foreign distributors often pay a fixed price up front and collect all gross revenues from the exhibition of a film in their territory for their own account. Full-length motion pictures can be distributed to television stations, cable television operators and home video sales and rental companies, as well as to airlines, hotels, schools, libraries and other potential licensees. Depending on the terms of particular production or distribution agreements, the Company may retain the right to participate in the exploitation of all of the ancillary rights relating to Programs, including the right to produce and distribute home videos, CD-ROM programs, interactive games, soundtracks and other applications based on the screenplay.

Potential Distribution Agreements with AWP

The Company and AWP may enter into one or more distribution agreements ("Distribution Agreements") pursuant to which AWP will have certain rights to distribute motion pictures financed by the Company. Management of AWP believes that by having a distribution capability, FP and the Company will have more control over the manner in which the Programs are marketed. Under any Distribution Agreement involving a motion picture financed by the Company, aggregate distribution fees, including distribution fees paid to unaffiliated third parties would be limited to up to 25% of a Program's gross revenues plus expense reimbursement. Within each territory covered by a Distribution Agreement, AWP or its affiliates would receive the right to use and, subject to producer approval, change the title of the film, use all music in the film in connection with the distribution, exhibition, advertising, publicizing and exploiting of the film, make dubbed and subtitled versions of the film, edit the film, subject to producer and/or director approval, as necessary for effective marketing, distribution, exploitation or other use of the film, publicize, advertise and exploit the film throughout the territory covered by the Distribution Agreement, and cause commercials and trailers to be made and exhibited. In addition to a distribution fee, AWP or its affiliates would also receive screen credit in consideration for its distribution services.

Overview of Motion Picture Industry

The motion picture industry is a highly complex and competitive business involving both creative and commercial considerations with substantial risks. The industry consists of two principal activities: production, which involves the development, financing and production of motion pictures, and distribution, which involves the promotion and exploitation of completed motion pictures in a variety of media. Each entity involved in motion picture production and distribution is a separate business venture, with its own management and personnel, its own budgetary constraints, and its own method of producing or exploiting motion pictures.

The motion picture industry has been and continues to be dominated by the "major" motion picture studios: Paramount Pictures, Warner Bros. (which includes New Line Pictures), Universal Pictures, Sony Pictures Entertainment (which includes both Columbia Pictures and Tri-Star Pictures), MGM-UA, Twentieth Century Fox and the Walt Disney Company (which includes Miramax). These major studios are large diversified entertainment concerns or subsidiaries of diversified corporations which have strong relationships with creative talent, exhibitors, and others involved in the entertainment industry, and whose non-motion picture operations provide stable sources of earnings that offset variations in the financial performance for their motion picture operations.

The production of a motion picture traditionally takes place in four stages: development and finance, pre-production, principal photography and post-production. The following general description is intended to provide a basic overview of the industry to aid a potential investor in evaluating the merits and risks of investing in the Company.

Production

General. The business of acquiring, developing, producing and distributing movies involves several stages. Entertainment companies evaluate screenplays and programming ideas on an ongoing basis. Depending on the proposed budget for a project and the availability of financing, a company will either (i) acquire the property and proceed to develop, produce and distribute it on its own, or (ii) option the property for a nominal fee and sell or license it to a studio, distributor or larger production company, potentially earning fees and profits depending on its level of involvement, or (iii) elect to act solely as a producer or distributor for the project, earning fees in that capacity. After evaluating properties and selecting those in which to be involved, entertainment companies work with screenwriters to finalize scripts and screenplays, determine budgets for the projects, identify the methods and sources for financing, package the projects by assembling the talent, including actors, directors, editors and various production subcontractors, oversee the day-to-day filming and editing of the projects, and identify and negotiate with potential distributors, or market the products directly to exhibitors.

Early Stage Development. Early stage development involves the acquisition of pitches, ideas, articles, stories and scripts that are entertaining and commercial. These properties are then put into development. Writers are hired, screen stories are worked out and refined, and screenplays are either written or rewritten. When the screenplay has evolved sufficiently to the point where it is ready for pre-production, the project is packaged with talent and the presale process commences.

Development and Finance. Typically in the development stage, a producer will acquire the motion picture rights, or an option on such rights, to a literary property. If that property is not in script form, the producer will engage a writer to draft a screenplay of sufficient detail to present to directors, actors and financiers who may be interested in participating in the picture. At this point, if not already arranged, the producer must secure financing for the picture. Sources of financing include the major film studios, private investors, publicly or privately raised pools of film investment capital, pre-sales of ancillary rights, and guarantees for United States theatrical distribution rights.

Traditionally, most feature length motion pictures have been financed by the major motion picture distribution companies which advance the entire cost of production of a picture and which recoup that cost, if at all, from the revenues generated by that company's distribution of the picture in all media. Although this traditional method of motion picture financing through "studio production" continues to exist, an alternative for smaller production companies is financing obtained either from private investors, from the "pre-sale" of distribution rights or through some combination of financing from both private investors and pre-sales.

Pre-selling distribution rights enables a producer to receive an advance payment for licensing the right to exhibit or otherwise exploit a picture in one or more media in one or more territories, prior to the release of the picture. For example, a pre-sale might be made for the domestic territory (the United States and Canada) and a separate pre-sale might be made for all other foreign territories as a group or the foreign territories might be pre-sold on either a country-by-country basis or in various groups. The various media to which film rights may be pre-sold include theatrical exhibition, pay television exhibition, United States and Canadian network syndication exhibition, foreign television exhibition, non-theatrical exhibition (e.g., exhibition in airlines, armed forces bases and education institutions), and videodiscs and videocassettes.

Occasionally, a portion of the pre-sale advance may be paid upon execution of a pre-sale agreement or during production of the picture. More commonly, the entire advance is payable, sometimes in a series of installments, upon or following the delivery of the completed picture. In the latter case, the producer may attempt to assign its right to receive payment under a pre-sale agreement to a bank as security for a loan to be used in financing the picture. Institutional production financing is, however, generally difficult to obtain for smaller production companies.

A producer's ability to enter into advantageous pre-sale agreements depends upon many factors, including the quality of the screenplay, the director and the key actors of the picture. The producer's decision to attempt to obtain pre-sale agreements also depends on many factors, including the availability of alternative financing, the risk profile of his investor group, and the producer's expectations as to the success of the picture.

Under pre-selling arrangements, the distributors would provide financing in consideration for distribution rights in certain geographic areas, or would make payment commitments under the distribution agreements which could be pledged to financial institutions as collateral for loans to pay production costs. Entertainment companies may also enter into joint ventures with other industry partners to finance the development and production of projects, pursuant to which they would have a net profits interest and could earn additional compensation depending on the services provided by it. Actors and other talent for the Programs may perform services in exchange for deferred compensation payable from the first gross revenues earned by the Programs. The Programs financed by the Company are expected to be licensed for exhibition and profit.

Special production service entities established for individual productions often seek loans of up to 100% of a project's production budget from one or more lenders who specialize in film financing. These loans are typically supported by a pre-sale agreement which usually provides a minimum guarantee of at least 80% of the budget for the project.

The Company has the right and may raise additional equity capital or incur debt in the future to further finance or capitalize the acquisition, production, and distribution of Programs. The Company may provide deficit financing for many of the Programs, whereby it will provide funds equal to the difference between the Program's production costs and the licensing fees received from pre-selling the Program in the United States, if pre-sales are made. Typically such arrangements would allow all foreign sales rights and certain ancillary rights to the Program to be retained, from which the Company could earn additional profits. There is no assurance that the Company will have adequate capital or financing for the Programs. See "RISK FACTORS."

Pre-Production. If it is determined that a screenplay has the potential for a commercial motion picture, the pre-production phase will commence. Activities during this phase include hiring key personnel (including the director, principal cast, and production personnel), determining production locations and shooting schedules, creating a "story board" for the screenplay, revising the screenplay, developing a detailed budget, and completing the financing. While producers generally undertake costly pre-production activities only if they believe the project will become a motion picture, such activities do not ensure that a motion picture will in fact be produced. The producer may not be able to secure all of the elements he believes necessary to the production of a commercially viable picture, and even if all of the elements are secured, the producer may decide not to continue production for any number of creative or economic reasons.

Principal Photography. Principal photography consists of the actual filming of a motion picture. During this phase bad weather at locations, the illness of a cast or crewmember, the failure to capture on film all of the elements suggested by the screenplay, disagreements with local authorities or labor unions and other problems may occur which may delay production and increase costs. Even if principal photography proceeds according to the schedule and budget, the daily footage may reveal that, for artistic or commercial reasons, some re-takes of scenes not provided for in the budget are desirable. Although a motion picture's budget typically has a reserve for contingencies, this reserve may be insufficient and insurance coverage, if any, may be inadequate to cover the additional costs of re-shooting. While most motion pictures reaching this stage are completed, it is nevertheless possible that funds in excess of the budgeted amount become necessary but are not available. Even if additional funds are available, a producer may decide to abandon a project for commercial or other reasons during principal photography.

Post-Production. During the post-production stage, the picture is edited, music and sound effects are synchronized with the motion picture, special effects are added, and the motion picture is brought to a completed form known as an "answer print." Problems may arise in the editing, it may become apparent that additional photography is needed, or costs may be greater than anticipated. Motion pictures reaching this stage, however, are generally completed.

Distribution

The Manager will employ its best efforts to exploit the Programs and all ancillary rights in all available markets on behalf of the Company. The Programs may be distributed by FP or by affiliates of FP or by unaffiliated third party distributors. If an affiliate of the Manager is the distributor of a Program, the distribution agreement will have terms and conditions described in "BUSINESS-Potential Distribution Agreements with FP" which are no less advantageous to the Company than would be offered by an unaffiliated third party distributor for a Program.

Domestic Theatrical Distribution. Theatrical distribution and marketing of motion pictures involves licensing the right to exhibit motion pictures on a rental basis to theaters, the creation and dissemination of advertising and publicity, accounting, billing, credit and collection, the manufacture, inspection and dissemination of prints used in exhibition, and the maintenance, delivery, storage, inspection and repair of such prints.

Generally, distributors and exhibitors (theater owners) will enter into agreements whereby the exhibitor retains a portion of the "gross box office receipts," which are the admissions paid at the box office. The balance (i.e., gross film rentals) is remitted to the distributor. Frequently, exhibitors and distributors must negotiate as to the appropriate percentage to be remitted to the distributor, which may delay payment of the gross film rental to the distributor.

The terms of agreements between producers and distributors vary widely depending upon the perceived potential of a film and the relative bargaining strength of the parties. Generally, the distributor is at risk for its distribution expenses and any guaranteed license payments made by it to the producers. Deals are generally structured so that the distributor retains a distribution fee based on a percentage of gross film rentals and recoups the costs incurred in distribution of the film (including costs of prints, advertising and promotion, shipping and accounting). The balance of the gross film rentals goes to the producer, who divides it according to agreements with his financiers and others. Under certain types of distribution agreements, the producer is entitled to a percentage of gross film rentals at the same time as the distributor is recovering its distribution fees and costs.

Once a feature film financed by the Company is completed, the producer will be encouraged to sell, either directly or through a sales agent, all U.S. distribution rights as soon thereafter as practicable, although no assurance can be given that this will occur. If a domestic sale of theatrical rights can be accomplished, it may yield advantages to the Company. For example, a sale to a well-known U.S. studio or independent distributor may facilitate any remaining sales in foreign territories and may increase the value of the remaining foreign rights as many foreign distributors perceive that significant U.S. distribution of a feature film serves to advertise and promote the film in their foreign territories. The viability of a domestic theatrical sale will depend on the quality of each Program's production value, as well as the perceived value of the Program's package of cast, budget and genre.

If the domestic rights to a Program cannot be licensed to a major studio, then an independent distributor will be sought. If multiple proposals for domestic distribution arrangements are available, then the Manager will consider numerous factors, including but not limited to the amount of advance, if any, the distributor's reputation, the distributor's enthusiasm for the Program, the distributor's proposed marketing campaign, and the amount of print and advertising commitments. If the Manager is required by circumstance to parcel out rights in domestic media to multiple distributors, it will seek to maximize the value of each right in the Program. If the Manager is unable to secure a theatrical release for a Program, the Manager will attempt to license video, television and other domestic rights on behalf of the Company to separate, specialized distributors. There is no assurance that separate licenses will be negotiated for video, cable or free television, or if any such agreements will be obtained.

Foreign Theatrical Distribution. Foreign theatrical distribution rights may be licensed along with domestic theatrical rights or may be licensed on a territory-by-territory basis. In the latter case, the owner of the film usually receives an advance, or "minimum guarantee," against a negotiated percentage of gross film rentals from each territory. The owner generally does not receive any share of the foreign gross film rental until the foreign distributor's fees and expenses are recovered and the advance recouped.

The Manager may attempt to pre-sell certain foreign distribution rights in the Programs to reduce the potential risk, or may retain a sales agent to make such sales for it. A foreign pre-sale is a sale of foreign rights made to a foreign distributor at any time before a Program is completed. In the pre-sale market, foreign buyers typically calculate their purchase price based on the quality of the on screen talent, the marketability of the genre, the overall budget, and the producer's reputation. These buyers often make pricing decisions based on recognizable names of movie stars, genre, and budget, as well as whether a Program had obtained a commitment for a U.S. theatrical release. Accordingly, the Manager's ability to obtain a U.S. theatrical release for a Program will have a material impact on the value of the Program in the foreign markets.

If a pre-sale of the Programs is proposed, they will be incomplete at the time of the proposed pre-sale and the quality for the finished product will therefore be uncertain. In such circumstances, a foreign buyer will typically purchase a Program for a lower price than such buyer would for a finished film, if a pre-sale is made. Nevertheless, a pre-sale contract, if obtained, guarantees that the Company will receive certain revenues and thus, the pre-sale mitigates some of the risk that the finished Program does not meet market expectations. The Manager may attempt to pre-sell certain territories prior to the completion of post-production activities on a Program, or retain a sales agent to represent it in such sales. Prospective investors in the Company should note that the foreign distribution market for American films has been slow during the past few years, and there is no assurance that the foreign market will revive in the foreseeable future. See "RISK FACTORS."

Foreign and Domestic Ancillary Markets. Due to the increase in revenues from cable/pay television, home video and other ancillary markets, domestic theatrical exhibition has accounted for a declining percentage of the income earned by the majority of films. Nevertheless, the box office performance of a picture is often critical to its value and success in all other markets.

Television. In the United States, broadcast rights are granted to networks such as NBC, ABC, CBS, or Fox for exhibition by all of the network's affiliates. Syndicated rights include rights granted to individual local television stations or groups of stations. Pay television rights include rights granted to cable, direct broadcast satellite, microwave and other services paid for by subscribers. The right to license a motion picture to the television markets may be granted to domestic or foreign theatrical distributors. Television rights are generally licensed first to pay television, such as HBO, Cinemax and Showtime, for an exclusive exhibition period approximately 12 to 18 months after a motion picture's initial theatrical release. Television rights then may be licensed to broadcast network television for a specified number of runs during an exclusive exhibition period, usually 24 to 36 months after the initial theatrical release. Television rights then may be licensed to pay television again, and finally syndicated to independent stations (approximately 42 to 84 months after the initial theatrical release). Not all films are suitable for network television exhibition due to subject matter, editing requirements and other factors. With the increasing market role of pay television, the number of films licensed for and fees generated from network television have decreased significantly in the last few years. Pay television revenues, in many cases, have more than made up for this decline, with substantial license fees based either on a fixed fee or per-subscriber basis. The number of television broadcasters in Europe is currently expanding.

Home Video. A motion picture typically becomes available on home video for purchase or rental by consumers approximately six months after its initial theatrical release. The home video market in the United States, for the most part, has matured. Consequently, the prices paid for the right to market video cassettes and video discs in all markets have either stabilized, or for certain "B" titles or features which do not have significant theatrical releases, fallen dramatically. Additionally, over the past 24 months, most of the large national chains such as Blockbuster and Hollywood Video have changed their pricing policies and are now entering into revenue sharing arrangements with distributors. This has caused distributors who sell to these chains to deemphasis smaller pictures such as those expected to be financed by the Company.

Ancillary Markets. In addition to the distribution media and markets described above, the owner of a film usually licenses the right to non-theatrical uses to distributors who in turn make the film available to airlines, hotels, schools, oil rigs, public libraries, prisons, community groups, the armed forces, ships at sea and others, as well as the right to license the performance of musical works and sound recordings embodied in a motion picture, including public performance and sheet music publication. Rights may be licensed to merchandisers for the manufacture of products such as video games, toys, T-shirts, posters and other merchandise. Rights may also be licensed for novelization of the screenplay and other related book publications. The entertainment business, in general, and the motion picture industry, in particular, are undergoing significant changes. Alternative forms of filmed entertainment have become available, including expanded pay and basic cable television, pay-per-view programming and home entertainment equipment. Recognizing the most recent technological developments and shifting consumer tastes, it is not possible to predict what effect these changes will have on the potential overall revenue for feature-length motion pictures.

Cash Flow

In making a film, cash outflows occur well in advance of returns. This is due to the significant costs of producing and distributing a film and the fact that such costs are usually incurred at the initial phase of film production. Typically, investors cannot expect to receive a return on their investment prior to the elapse of approximately one year after the completion of the principal photography. Cash revenues are derived separately from each market in which the film has been released. The revenues from release of the film in the domestic theatrical market (if applicable) typically begin when the distribution contract is closed (the advance, if any, is paid at this time) and typically continue for a few months after the theatrical release of the film. Most of the revenues, if any, are received within the first year of release. For the home video market, revenues, if any, begin a few months after the theatrical release of the film. The pay television market usually opens up a few months after the home video market. The network television market follows the pay television market. Traditionally, the final market to be exploited is worldwide television syndication which commences after the network television market. The above is a synopsis of revenue patterns based on industry standards in the various markets in which films are exhibited and no representation is made that the revenues for the Programs, if any, will conform to the pattern discussed in this Memorandum.

Ancillary Rights. Soundtrack recordings, merchandising, and non-theatrical distribution and exploitation of other ancillary rights can provide additional income for the Company. The Manager will attempt to generate revenues from all ancillary rights held by the Company.

Subsequent Productions. If a Program is extremely successful, opportunities may arise to license the right to make subsequent productions based on the Program. These subsequent productions may include sequels, remakes and/or television spin-offs. The Manager, in its sole discretion, will either cause the Company to participate in the financing of the production or exploitation of subsequent productions or license the right to make such subsequent productions.

Co-Productions and Joint Ventures. In a co-production, companies join forces to shoulder the financial costs of developing and producing a project. This can be extremely desirable in many cases, particularly where the budget and developmental costs of a project are too large for one company to comfortably bear. By partnering, both companies are able to participate in a larger, higher profile project with a higher upside and a downside that is mitigated. The other major benefit of a co-production is being able to take advantage of another company's relationships. It may not be possible, for instance, for one company to obtain a project financed on its own because it lacks access to the appropriate talent or buyers for that specific project. By partnering with a company that has the necessary access, however, the appropriate talent can be attached to the project, the necessary pre-sales can be finalized, and the project can be financed and produced.

Market For Independent Productions. Generally, budgets for the independently financed features fall into the $250,000 to $10 million range versus $50 to $150 million for the big budget films. As with the movie industry in general, a substantial number of independently financed feature films are not commercially successful for a variety of reasons, including but not limited to lack of audience or exhibitor acceptance and insufficient capital. Furthermore, the Programs expected to be financed by the Company are likely to have a more limited theatrical release than higher budget films, or a release for television. The gross revenue potential for motion pictures which have a more limited release without famous talent may be substantially less than for motion pictures that have a broad theatrical release. See "RISK FACTORS."

The distribution of a film generally takes two to three years to run through all the markets in every territory, from theatrical to pay-per-view to home video, and then airlines, hotels network, cable and syndicated television. A film may be shown on numerous occasions at different times on various television stations. The timing of a television series, if any, based on a Program would depend on the availability of financing and the willingness of an exhibition to license and broadcast it. See "RISK FACTORS."

Television

The global television market has experienced substantial growth since 1985. The Manager believes this market will continue to experience substantial growth during the foreseeable future as state television monopolies end and commercial broadcast outlets expand to provide increasingly varied and specialized content to the consumer. In the United States alone, 60 new television channels have commenced operation since 1985. Such growth has led to the development and commercialization of specialized channels and distribution outlets, which, in turn, has led to increased demand for top quality and cost efficient programming in many categories and subjects.

Television Production. The production of television programming involves the development of a creative concept into a television script or teleplay, the selection of talent (including actors, directors, and other creative personnel), and the filming, technical, and post-production work necessary to create a finished produce ready for exhibition. Such programming is generally produced for initial prime-time exhibition on one of the major U.S. networks. Such programming may also be produced for new channels, first-run pay television exhibition, or directly for syndication (i.e. independent or non-network) television, as well as a number of basic and pay cable channels or services.

The Company plans to finance the development of concepts and the acquisition of literary and other story properties, the most promising of which will serve as the basis for the production of series, pilot films, or made-for-television features. Once an idea has been commissioned, it will be presented to the network or other distributor for acceptance. If a script is accepted for production as a television feature or pilot, or if a pilot is accepted for production as a series, the Manager and the network or distributor will negotiate a license fee or distribution advance. This fee is typically a flat sum payment through which the Company will attempt to cover a significant portion of its production financing.

Entertainment companies in general attempt to finance the development costs of television programming from their working capital and seek to cover a substantial portion of their production costs, including overhead, through licensing fees. If programming is produced for an entity like PBS, which does not pay significant licensing fees or distribution advances (and in fact, may not pay any fee), a television producer may attempt to provide corporate sponsors or agreements for the licensing of ancillary rights such as foreign or home video distribution. Television producers often attempt to defray a significant portion of the production costs of PBS programming by using such alternative financing methods and are, therefore, able to avail themselves of the key demographics of PBS viewership, particularly in children's programming.

With respect to series for the networks or pay cable channels, television producers generally attempt to negotiate significant licensing fees for both series and movies of the week. In many cases, a television producer may invest additional sums in excess of network licensing fees to produce the best possible made-for television feature, as such features are an essential sales tool in gaining network acceptance of a projected series, if applicable. In these cases, a television producer will attempt to cover the excess production costs from working capital, third party financing, sales of the episodes in foreign markets, or a combination of these financing techniques. Where necessary or desirable, a television producer may seek to obtain funding in excess of network licensing fees from a studio or a third party who will provide such financing in return for a share of the profits from the syndication of such programming. Similarly, for television series, a television producer may invest amounts in excess of network licensing fees in order to gain audience acceptance for a series and to enhance the potential value of future syndication rights.

There can be no assurance that once the Company commits to fund the production of a series licensed to a network, the network will order and exhibit sufficient episodes to enable the series to be syndicated. Typically, at least 65 episodes of a series must be produced for it to be "stripped" or syndicated in the daily rerun market. Generally, networks can cancel a series at stated intervals and, accordingly, do not commit in advance to exhibit a series for more than a limited period. If a series is canceled (or not carried for the period necessary to create enough episodes for syndication purposes), there is a significant chance that the production costs of the project will not be fully recovered. Similar risks apply even if the series is produced for a non-network medium. The Manager believes, however, that foreign pre-sale and international co-production opportunities will provide sufficient options to obtain production financing and additional revenue potential. Moreover, basic cable channels provide outlets for series of between 13 to 26 episodes per season.

Without significant capital (well in excess of $20 million), the Company would not be able to finance the deficits necessary to produce network programming. Accordingly, to the extent there is appropriate management, the Company should focus its production financing activity on movies of the week, mini-series and drama series, live action and animated children's programming, and nonfiction programming. In this regard, with the rapid expansion of national cable and network programming outlets, consumer demand for nonfiction, reality based docudrama programming has increased.

Distribution of Television Programming. An active part of a television producer's planned business generally is the presentation of its own product and product acquired from third-party producers to the international marketplace. This includes drama and non-fiction programming as well as movies of the week and children's animation. With the rapid increase of networks and channels, there is an expanding demand for top-quality programming. To access these markets, the personnel of television producers and distributors attend such major international trade shows as MIPCOM, Monte Carlo Television Festival, MIP and NATPE.

Competition

The entertainment industry is intensely competitive. The competition comes from companies within the same business and companies in other entertainment media which create alternative forms of leisure entertainment. In participating in the financing of the development, production, and distribution of Programs, the Company will compete with several "major" film studios (the Walt Disney Company, Paramount Pictures Corporation, Universal Pictures, Columbia Pictures, Tri-Star Pictures, Twentieth Century Fox, Warner Brothers, Inc. and MGM/UA) which are dominant in the motion picture industry, as well as numerous independent motion picture and television production companies, television networks and pay television systems. These companies compete for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel, and production financing. Many of the organizations with which the Company competes have significantly greater financial and other resources than does the Company.

There can be no assurance of the economic success of any entertainment project since the revenues derived from the production and distribution of motion pictures and programs (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public, which cannot be predicted. The Programs will compete for audience acceptance and exhibition outlets with motion pictures, television shows and other programs produced and distributed by other companies. As a result, the success of any program is dependent not only on the quality and acceptance of that particular program, but also on the acceptance of other competing programs released into the marketplace at or near the same time.

The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative and competing forms of leisure time entertainment, including pay/cable television services and home entertainment equipment such as videocassette, video games and computers. Such technological developments have also resulted in the creation of additional revenue sources through the licensing of rights with respect to such new media, and potentially could lead to future reductions in the costs of producing and distributing motion pictures. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

Government Regulation

In 1994, the United States was unable to reach agreement with its major international trading partners to include audiovisual works, such as television programs and motion pictures, under the terms of the General Agreement on Trade and Tariffs Treaty ("GATT"). The failure to include audiovisual works under GATT allows many countries (including members of the European Union, which consists of Belgium, Denmark, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Portugal and the United Kingdom) to continue enforcing quotas that restrict the amount of American programming which may be aired on television in such countries. The Council of Europe has adopted a directive requiring all member states of the European Union to enact laws specifying that broadcasters must reserve a majority of their transmission time (exclusive of news, sports, game shows and advertising) for European works. The directive does not itself constitute law, but must be implemented by appropriate legislation in each member country. In addition, France requires that original French programming constitute a required portion of all programming aired on French television. These quotas generally apply only to television programming and not to theatrical exhibition of motion pictures, but quotas on the theatrical exhibition of motion pictures could also be enacted in the future. There can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially and adversely affect the business of FP and the Company by limiting their ability to fully exploit the Programs internationally and, consequently, to further finance the Programs, if necessary.

Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries. These laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works, subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended. FP plans to take appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure, protect and maintain copyright protection for the Programs under the laws of applicable jurisdictions. Management is aware of reports of extensive unauthorized misappropriation of videocassette rights to motion pictures. Motion picture piracy is an industry-wide problem. The Motion Picture Association of America, an industry trade association (the "MPAA"), operates a piracy hotline and investigates all reports of such piracy. Depending upon the results of such investigations, appropriate legal action may be brought by the owner of the rights. Depending upon the extent of the piracy, the Federal Bureau of Investigation may assist in these investigations and related criminal prosecutions.

Motion picture piracy is an international as well as a domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and the former Eastern bloc countries. In addition to the MPAA, the Motion Picture Export Association, the American Film Marketing Association and the American Film Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the United States government has publicly considered trade sanctions against specific countries which do not prevent copyright infringement of United States produced motion pictures. There can be no assurance that voluntary industry embargoes or United States government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the Company realizes from the international distribution of the Programs depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the entertainment industry (including FP and the Company) may continue to lose an indeterminate amount of revenues as a result of motion picture piracy.

The Code and Ratings Administration of the MPAA assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. The Company and FP will follow the practice of submitting the motion pictures for such ratings.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of programs which may restrict in whole or in part theatrical or television exhibition in particular territories. Management's current policy is to produce Programs for which there will be no material restrictions on exhibition in any major territories or media. This policy often requires production of "cover" shots or different photography and recording of certain scenes for insertion in versions of a motion picture exhibited on television or theatrically in certain territories.

There can be no assurance that current and future restrictions on the content of the Programs may not limit or affect FP's and the Company's ability to exhibit them in certain territories and media.

Employees

The Company has no employees and does not expect to have any employees in the future. The Company plans to utilize the staff of FP and independent contractors from time to time to work on Programs.

FP, like other independent development companies, does not maintain a substantial staff of creative or technical personnel. FP currently has five employees who assist with the development, production, financing and administration of FP's projects. For each Program that is approved for production, additional personnel will be employed by FP to work on that Program only, and the costs of these personnel are included in the budgeted cost for the project. Management of FP believes that there will be adequate qualified personnel available from time to time to meet their needs for additional personnel.

Property

The Manager leases approximately 2,000 square feet of office space at 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401, which the Manager allows the Company to share at no expense to the Company. If the Company eventually leases its own space, the Company would pay for that space.

Neither FP nor the Company owns or operates sound stages or related production facilities, generally referred to as a "studio", and do not have the fixed payroll, general and administrative and other expenses resulting from ownership and operation of a studio. Management believes that sufficient motion picture properties, creative and technical personnel (such as screenwriters, directors and performers), production and editing facilities and laboratories are available in the market at acceptable prices to enable FP and the Company to develop the Programs as they currently plan, at the level of commercial quality that they require.

Seasonality

FP and the Company expect to experience seasonality in their business, especially with respect to the performance of its motion pictures. Audiences for motion pictures tend to be larger during holiday periods and to be smaller during other months. Domestic theatrical motion picture distributors compete with one another for access to desirable motion picture screens, especially during Thanksgiving and Christmas holidays and the summer season. Foreign sales of motion pictures and other entertainment products tend to peak when the major international film markets are held. These film markets are generally held in February, May and October with the exact dates fluctuating from year to year. Video sales generally decline during the summer months. First run television programming is generally purchased in the spring for exhibition in the autumn months.

DISTRIBUTIONS AND ALLOCATIONS

Pursuant to the Company's Operating Agreement, each year cash available for distribution by the Company will be allocated 100% among the Shareholders, pro rata in accordance with their relative Capital Contributions to the Company, until the Shareholders receive distributions equal to a cumulative noncompounded return on their Capital Contributions equal to 11% per annum (the "Return"), after which cash available for distribution will be allocated 80% among the Shareholders and 20% to the Manager. The commencement date for the calculation of the Return for each Shareholder will be calculated on a quarterly basis as subscription funds are received by the Company. Additionally, each year during the first two weeks of January, Shareholders who have owned Shares for at least one year may submit a written redemption request to the Company requesting that the Company repurchase their Shares. If the Manager determines, in its sole discretion, that funds are available for the Company to repurchase some or all of such Shares and counsel to the Company opines that the transfer will not cause the Company to be treated as a publicly traded partnership, the Company will repurchase all or some of such Shares, as the case may be, on a pro rata basis, as soon as practicable, but no later than 45 days after receipt of the written redemption request. The repurchase price, if payable, would be one dollar per Share. There is no assurance that investors will receive any distributions or that investors will receive a return of 11% per year on their Capital Contributions.

FP will be earn an annual management fee equal to 2% of the Company's total assets, payable during the year on a quarterly basis, based on the amount of total assets indicated on the Company's balance sheet at the end of each calendar quarter. FP will also be reimbursed for all out-of-pocket expenses and an allocable portion of indirect overhead expenses incurred by FP in conducting the Company's business, and all direct and indirect disbursements to third parties made and obligations incurred on behalf of the Company to third parties, including items such as the Company's legal expenses and other costs and expenses incurred in the operation of the Company's business. The Manager currently allows the Company to share its office space at no expense to the Company. If the Company eventually leases its own space, the Company would pay for that space. A copy of the complete Operating Agreement for the Company is attached to this Offering Circular as Exhibit A. The Manager and its affiliates may earn the following fees for distribution and production services provided to the Company: (1) aggregate writer, director, and producer fees, including writer, director, and producer fees paid to unaffiliated third parties, of up to 30% of a Program budget, and (2) aggregate distribution fees, including distribution fees paid to unaffiliated third parties, of up to 25% of a Program's gross revenues plus expense reimbursement. See "CONFLICTS OF INTEREST." These payments to the Manager and its affiliates will be made before cash distributions are made to Shareholders.

CONFLICTS OF INTEREST

The following chart details the relationship between the Manager and its affiliates:

Company	**Principals**	**Services Provided**
Film Planet Galaxy Fund II, LLC	Film Planet, LLC	Financing and Management
Film Planet, LLC	Peter Jay Klauser, Manager and President Joseph De Pompeii, Director of Development Mark Lester, Director of Production	Production and Development
American World Pictures, Inc.	Mark Lester, President	Distribution

The Company is subject to certain conflicts of interest arising from its relationship with the Manager and its affiliates. The agreements and arrangements among the Company, the Manager, and certain of its affiliates have been established by the Manager and are not the result of arm's-length negotiations. See "FIDUCIARY DUTY OF MANAGEMENT" for a discussion of the Manager's fiduciary duties to the Shareholders. These conflicts include, but are not limited to, the following:

Potential Future Programs

The Manager or its affiliates have and may serve in the future as a manager of other investment programs. In the future, the Manager expects to sponsor and invest in other programs with objectives similar to the Company. Neither the Company nor any Shareholder would have any interest in these projects. The Company and the Shareholders will not have any ownership in the Manager. Furthermore, the Manager and its affiliates will have conflicts of interest in allocating management time, services, and functions between various existing programs and future programs which it may organize, as well as other business ventures in which they are involved. As a manager of other programs, it may also have liability for the obligations of such programs. The Manager and its affiliates believe that they have sufficient resources to fully discharge their responsibilities to all programs they have organized or will organize in the future. The Manager will devote only so much of its time to the business of the Company as in its judgment is reasonably required. See "MANAGEMENT."

Determination and Receipt of Compensation

The Manager and its affiliates will receive certain compensation from the Company regardless of the profitability of the Company. The Manager and its affiliates will be paid compensation and be reimbursed expenses incurred by them in connection with the organization of the Company, the offering of the Shares, and possibly the production and distribution of Programs financed by the Company. Compensation earned by the Manager and its affiliates for production or distribution services with respect to Programs financed by the Company would be limited to (1) aggregate writer, director, and producer fees, including writer, director, and producer fees paid to unaffiliated third parties, of up to 30% of a Program budget, and (2) aggregate distribution fees, including distribution fees paid to unaffiliated third parties, of up to 25% of a Program's gross revenues plus expense reimbursement. See "MANAGEMENT COMPENSATION," "BUSINESS-Potential Production Agreements with FP," and "BUSINESS-Potential Distribution Agreements with FP." These compensation arrangements have not been determined on the basis of arm's length negotiations between independent parties. FP has sole discretion to determine its management compensation and the terms of its participation in the Company's Programs. The Manager believes that the Company's compensation arrangements, in light of the services to be performed by the Manager and its affiliates, will be comparable to or more favorable than compensation which would be paid to unaffiliated parties for comparable services.

Competition with the Company

The Manager or any of its affiliates may engage for their own account or for the account of others, including other public or private programs, in other business ventures, including developing, producing and marketing full length motion pictures and other entertainment programming. The Manager or its affiliates (including programs sponsored by the Manager) may therefore compete with Programs financed by the Company for audiences, talent, distributors, production personnel, literary properties, exhibitors, and other elements of the entertainment business. Neither the Company nor any Shareholder will be entitled to any interest in other business ventures engaged in by the Manager or its affiliates.

Transactions with Affiliates – FP's Discretion

The Manager will manage the day-to-day business of the Company and will participate in the development of the Programs. A conflict of interest will arise by virtue of the Manager being the manager of the Company and a party to distribution, production, or other agreements for Programs with the Company or an affiliate of other companies with which the Company is expected to conduct business. The Company may obtain loans from and engage in other transactions with affiliates of the Manager pursuant to which the Manager or its affiliates will earn compensation, such as production and distribution agreements. Such agreements with the Manager and its affiliates would *not be arms-length transactions. The Manager, in accordance with its fiduciary responsibilities to* the Company, will cause such transactions to be on terms which are fair to the Company.

Independent Consultants

The Manager and the Company may utilize independent or affiliated consultants to assist with the production and marketing of the Programs. A conflict of interest may arise with the consultants since the consultants are rendering advice and earning compensation from the Company. These consultants may also be performing services for other entertainment companies and may not be devoting their time exclusively to the Company's business. Any evaluations made of the Company, FP or the Programs by paid consultants should not be considered independent evaluations by disinterested parties.

Lack of Representation

Legal counsel for the Manager will not represent the Company or the Shareholders. Each investor should accordingly consult with and rely on his own counsel regarding any investment in the Shares. Should a dispute arise between the Company and the Shareholders or the Manager, the Manager will cause the Company to retain separate counsel for such matters.

FIDUCIARY DUTY OF MANAGEMENT

The Manager is accountable to the Company as a fiduciary and consequently must exercise good faith and integrity in handling the Company's affairs. Where the question has arisen, courts have held that an investor may institute legal action: (i) on behalf of himself and all other similarly situated investors (a class action) to recover damages for a breach by a manager of the manager's fiduciary duty; or, (ii) on behalf of the Company (a Company derivative action) to recover damages from third parties. In addition, (i) investors may have the right, subject to procedural and jurisdictional requirements, to bring Company class actions in courts to enforce their rights under federal securities laws; and, (ii) investors who have suffered losses in connection with the purchase or sale of their interests may be able to recover for such losses from a manager where such losses resulted from the manager's violation of the anti-fraud provisions of the federal securities laws. Since the foregoing summary involves a rapidly developing and changing area of the law, investors who believe that a manager has breached its fiduciary duty should consult with their own counsel.

The Company must, upon request, give to any Shareholder or his or her legal representative, complete information concerning the Company's affairs, and each investor and his or her legal representative may inspect and copy the Company's books and records at any time during normal business hours.

The Manager may not be liable to the Company or Shareholders for errors in judgment or other acts or omissions not amounting to fraud, bad faith, or gross negligence, since the Operating Agreement provides for indemnification of the Manager under certain circumstances. Accordingly, purchasers of Shares may have a more limited right of action than they would if such limitations were not contained in the Operating Agreement. See "SUMMARY OF MATERIAL PROVISIONS OF THE OPERATING AGREEMENT."

TO THE EXTENT THAT THE INDEMNIFICATION PROVISIONS PURPORT TO INCLUDE INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS CONTRARY TO PUBLIC POLICY AND THEREFORE UNENFORCEABLE.

MANAGEMENT

General

Film Planet, LLC is the manager of the Company (the "Manager" or "FP"). The Manager will have the responsibility and authority for the day-to-day management of the Company and overseeing the financing, acquisition and development of the Programs.

Executive Officers of the Manager

The following table sets forth certain information with respect to the Manager's executive officers on December 17, 2003.

Name	Age	Position
Peter Jay Klauser	46	Manager and President
Joseph DePompeii	41	Director of Development
Mark Lester	55	Director of Production

Peter Jay Klauser has been the Manager and President of FP since its inception in September 2002 and the President of Filmtown Entertainment Inc. and Big Picture Entertainment Group, Inc. since June 1999. Mr. Klauser was the co-executive producer of Fine Line Features' David Mamet's *State And Main* starring Alec Baldwin, Sarah Jessica Parker, William H. Macy and Julia Stiles. Mr. Klauser also produced and has released *Red Letters* starring Peter Coyote, Ernie Hudson, and Jeremy Priven, and *Beyond the City Limits* starring Nastassja Kinski, Jennifer Esposito, Alyson Hannigan, Steve Harris and Todd Fields. Mr. Klauser is currently producing *Stealing Candy*, starring Daniel Baldwin and Coolio, and *White Rush*, a suspense thriller. Mr. Klauser has worked closely on all aspects of filmmaking from development, investment and distribution. Prior to forming Film Planet, LLC, Mr. Klauser assisted in managing the Business Development Group at Charles Schwab & Co. from 1994 to 1998. He has worked in the securities and real estate investment industries for 20 years. Mr. Klauser has also worked as a pension coordinator for Thompson McKinnon Securities managing $45,000,000 in assets of qualified plans.

Joseph DePompeii has been the Director of Development of FP since its inception in September 2002. Mr. DePompeii has been involved in the entertainment business both as a songwriter/performer and producer. He has been involved in motion picture soundtracks such as *All the Right Moves* (starring Tom Cruise). From 1998 to 1999, he worked as a producer on the motion pictures *Lucky 13* (starring Lauren Graham and Harland Williams) and *Beyond the City Limits* (starring Natassja Kinski, Jennifer Esposito and Todd Field). From 2000 to 2001, Mr. DePompeii worked for Filmtown Entertainment developing projects for production and distribution. Mr. DePompeii is currently producing *Stealing Candy* starring Daniel Baldwin and Coolio, and *White Rush*, a suspense thriller. Mr. DePompeii is currently in pre-production on three television pilots, *Speakeasy, LowDown* and *Jazz Party*, and is a member of the Board of Directors of Pacific Hotel Properties, Inc.

Mark Lester has been the Director of Production of FP since FP's inception in September 2002. As writer, producer and director, Mr. Mark L. Lester has worked on many high-action films, including some of the world's larger box office draws. His direction has garnered praise for such films as Arnold Schwarzenegger's *Commando* with Alyssa Milano, *Showdown in Little Tokyo*, starring Dolph Lundgren and the late Brandon Lee in his first major role, and Stephen King's supernatural thriller *Firestarter* starring George C. Scott, Louise Fletcher, Art Carney, David Keith, Drew Barrymore and Martin Sheen. Having amassed credits on more than 30 films, Mr. Lester founded and became President of American World Pictures Inc. in 1992, devoting himself to developing and producing films in the same genres he helped to popularize. Since his company's formation, Mr. Lester has created an impressive body of work in a relatively short period of time. He has produced and directed the action-thriller *Night of the Running Man*, starring Scott Glenn and Andrew McCarthy; *Extreme Justice*, a suspense drama also starring Glenn and Lou Diamond Phillips; *Public Enemy #1*, the HBO feature with Eric Roberts and featuring Theresa Russel as the notorious Ma Barker; *The Ex* with Nick Mancuso and Yancy Butler, about a woman terrorizing her ex-husband's family; *Double Take*, a suspense thriller starring Craig Sheffer and Costas Mandylor; *Misbegotten*, a suspense thriller starring Kevin Dillon and Lysette Anthony; *The Base,* a military action picture starring Mark Dacascos; *Hitman's Run*, an action picture starring Eric Roberts; *Blowback*, a suspense thriller starring Mario Van Peebles and James Remar; *Sacrifice*, a suspense thriller starring Michael Madsen; and the recently completed *The Base II - Guilty As Charged* starring Antonio Sabato Jr. Among Mr. Lester's other directing and producing credits are: *Armed and Dangerous*, starring John Candy and Meg Ryan; and two frighteningly prophetic films about the state of society – *Class of 1984*, which starred Perry King, Roddy McDowell, and Michael J. Fox in his first film role, and the sequel *Class of 1999,* with Malcolm McDowell and Stacy Keach. In addition to earning international critical acclaim, *Class of 1984* was an excellent U.S. box office draw and became the top grossing film in many major markets around the world. *Commando* was also an international success, grossing over 120 million dollars.

Prior Performance

FP and its affiliates have organized and sponsored three prior limited liability companies with investment objectives similar to the Company. In January 2002, affiliates of FP organized Film Planet Stealing Candy, LLC, a California limited liability company ("FPSC") formed to finance the production of the full length motion picture entitled *Stealing Candy*. FPSC raised total capital of $590,000 from four investors in a private placement completed in May 2002. The motion picture was completed in July 2002 and is being distributed by American World Pictures, which was an unaffiliated third party distributor at the time of the distribution agreement but which is now an affiliate of FP. As of June 30, 2003, FPSC had made total cash distributions to its members equal to approximately 14% of their original investment in that company.

In May 2002, affiliates of FP organized Film Planet White Rush, LLC, a California limited liability company ("FPWR") formed to participate in the financing of the full length motion picture entitled White Rush. FPWR raised total capital of $650,000 from three investors in a private placement completed in January 2003. The motion picture was completed in January 2003 and is being distributed by American World Pictures, an affiliate of FP. As of June 30, 2003, FPWR had made total cash distributions to its members equal to approximately 15% of their original investment in that company.

In February 2003, FP organized Film Planet Galaxy Fund, LLC, a California limited liability company ("FPGF") formed to make short term loans for, and to participate in the financing of, motion pictures and other entertainment programming. To date, FPGF has raised $155,000 of capital from two investors in a private placement of limited liability interests. As of June 30, 2003, FPGF has made total cash distributions to its members equal to approximately 16.5% of their original investment in that company.

The following table provides information regarding the experience of the Manager and its affiliates in raising and investing funds:

	Film Planet Stealing Candy, LLC	Film Planet White Rush, LLC	Film Planet Galaxy Fund, LLC
Dollar amount offered	$590,000	$650,000	$10,000,000
Dollar amount raised to date	$590,000	$650,000	$ 150,000
Less offering expenses:			
Finders' fees	$ 29,500	$ 32,500	$ 500,000
Organizational expenses	$ 25,000	$ 25,000	$ 300,000
Reserves:			
Percent available for investment	90.8%	91.2%	92.0%
Investment in motion pictures and other programming	$535,500	$592,500	$9,200,000
Date offering began	January 2002	March 2002	January 2003
Length of offering (in months)	12 months	12 months	Offering is ongoing
Months to invest 90% of amount available for investment	Two months	Three months	Amount raised to date invested in one month

The following table provides information concerning the compensation to the Manager and its affiliates from prior limited liability companies:

Type of Compensation	Film Planet Stealing Candy, LLC	Film Planet White Rush, LLC	Film Planet Galaxy Fund, LLC
Date Offering Commenced	January 2002	March 2002	January 2003
Dollar Amount Raised to Date	$590,000	$650,000	$150,000
Amount paid to FP from proceeds of offering	$ - 0 -(1)(2)	$ - 0 –(3)(4)	$ - 0 -
Dollar amount of cash generated from financing before deducting payments to sponsor	$279,080(5)	$224,210(5)	$ - 0 -
Amount paid to FP from cash generated from	$ - 0 -	$ - 0 -	$ - 0 -

financing			
Management fees	$ - 0 -	$ - 0 -	$ - 0 –(8)
Reimbursements	$ - 0 -	$ - 0 -	$ - 0 -
Amount paid to American World Pictures from cash generated from financing	$ - 0 –(6)	$ - 0 –(7)	$ - 0 –
Cash available for distribution	$229,080	$148,078	$38,750

(1) A producer's fee of $75,000 was paid to Peter Klauser and Joseph DePompeii, officers of FP, by Stealing Candy, LLC, an affiliate of the company who produced the motion picture financed by the company.

(2) A director's fee of $50,000 was paid to Mark Lester, an officer of FP, by Stealing Candy, LLC, an affiliate of the company who produced the motion picture financed by the company.

(3) A producer's fee of $75,000 was paid to Peter Klauser and Joseph DePompeii, officers of FP, by White Rush, LLC, an affiliate of the company who produced the motion picture financed by the company.

(4) A director's fee of $105,000 was paid to Mark Lester, an officer of FP, by White Rush, LLC, an affiliate of the company who produced the motion picture financed by the company.

(5) Net amount from gross sales of the motion picture received by the company.

(6) American World Pictures ("AWP") will receive $50,000 from gross sales for expenses incurred in the distribution of the motion picture financed by the company.

(7) AWP will receive $50,000 for expenses incurred in the distribution of the motion picture financed by the company and a distribution fee equal to 15% of gross sales less the $50,000.

(8) Management fee equal to 2% of the Dollar Amount Raised to Date is due to FP, but has not yet been paid.

MANAGEMENT COMPENSATION

The Manager and its affiliates will be reimbursed for their direct and an allocable portion of their indirect expenses incurred in managing the Company. See "DISTRIBUTIONS AND ALLOCATIONS." Pursuant to the Company's Operating Agreement, each year cash available for distribution by the Company will be allocated 100% among the Shareholders, pro rata in accordance with their relative Capital Contributions to the Company, until the Shareholders receive distributions equal to a cumulative noncompounded return on their Capital Contributions equal to 11% per annum (the "Return"), after which cash available for distribution will be allocated 80% among the Shareholders and 20% to the Manager. The Manager and its affiliates will be paid compensation and be reimbursed expenses incurred by them in connection with the organization of the Company, the offering of the Shares, and possibly the production and distribution of Programs produced or distributed by the Company. FP will earn an annual management fee equal to 2% of the Company's total assets, payable on a quarterly basis each year, based on the amount of assets indicated on the Company's balance sheet at the end of each calendar quarter. FP and its affiliates may also enter into distribution or production agreement for Programs with the Company pursuant which FP and its affiliates may earn the following fees: (1) aggregate writer, director, and producer fees, including writer, director, and producer fees paid to unaffiliated third parties, of up to 30% of a Program budget, and (2) aggregate distribution fees, including distribution fees paid to unaffiliated third parties, of up to 25% of a Program's gross revenues plus expense reimbursement. See "CONFLICTS OF INTEREST."

The following table describes the compensation which the Manager and its affiliates may receive from the Company:

	Management Fee	Cash Available for Distribution	Producer Fees	Distribution Fees
Film Planet, LLC	2% of the Company's total assets(1)	20% of cash available for distribution after the Shareholders receive distributions equal to a cumulative noncompounded return on their Capital Contributions equal to 11% per annum	Aggregate writer, producer, and director fees, including writer, producer, and director fees paid to unaffiliated third parties, of up to 30% of a Program budget	
American World Pictures			Aggregate writer, producer, and director fees, including writer, producer, and director fees paid to unaffiliated third parties, of up to 30% of a Program budget	Aggregate distribution fees, including distribution fees paid to unaffiliated third parties, of up to 25% of a Program's gross revenues plus expense reimbursement

(1) Payable on a quarterly basis each year, based on the amount of assets indicated on the Company's balance sheet at the end of each calendar quarter.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FP and its affiliates may enter into distribution or production agreement for Programs with the Company pursuant which FP and its affiliates may earn the following fees: (1) aggregate writer, director, and producer fees, including writer, director, and producer fees paid to unaffiliated third parties, of up to 30% of a Program budget, and (2) aggregate distribution fees, including distribution fees paid to unaffiliated third parties, of up to 25% of a Program's gross revenues plus expense reimbursement. See "MANAGEMENT COMPENSATION." As of the date of this Offering Circular, the Company has not entered into any agreements with the Manager or its affiliates.

FEDERAL TAX ASPECTS

The following income tax information is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations ("Regulations"), and current judicial and administrative decisions through the date of this Memorandum. It is only a summary of the material tax consequences affecting individuals who become Members in the Company. Moreover, the federal income tax matters discussed below are subject to change by legislation, administrative action, or judicial decision. No ruling has been sought, and no assurances can be given that any deductions or other federal income tax advantages which are described herein, or which prospective Members may contemplate, will be available. There is no assurance that these considerations are accurate or may not change in the future.

Counsel's tax opinion is based upon the transactions described in this Offering Circular and upon facts as they have been represented to counsel or determined by it as of the date of the opinion. Any alteration of the facts may adversely affect the opinions rendered.

THE FOLLOWING ANALYSIS OF THE FEDERAL INCOME TAX CONSIDERATIONS TO MEMBER IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, PERSONS CONTEMPLATING AN INVESTMENT IN SHARES ARE URGED TO CONSULT THEIR TAX ADVISERS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS.

Summary of Conclusions

Opinions expressed. The following is a summary of the specific tax opinions expressed by counsel. A complete copy of the tax opinion is available upon request and is filed as Exhibit 15.1 to the Offering Statement filed by the Company with the Securities and Exchange Commission on Form 1-A. To fully understand the tax considerations of an investment in the Company, Members should read the entire "FEDERAL TAX ASPECTS" section of this Offering Circular.

1. The material federal income tax benefits in the aggregate from an investment in the Company will be realized.

2. The Company will be treated as a partnership for federal income tax purposes and not as an association taxable as a corporation or as a "publicly traded partnership."

3. Members' interests will be considered interests in a passive activity within the meaning of Code Section 469 and losses generated therefrom will be limited by the passive activity provisions.

4. To the extent provided in this section of the Offering Circular, the Members' distributive shares of Company tax items will be determined and allocated substantially in accordance with the terms of the Operating Agreement.

5. A Company will not be required to register with the Internal Revenue Service as a tax shelter.

Due to the essentially factual nature of the question, counsel expresses no opinion on the following:

1. The impact of an investment in the Company on an investor's alternative minimum tax.

2. Whether, under Code Section 183, the losses of the Company will be treated as derived from "activities not engaged in for profit," and therefore nondeductible from other gross income, due to the inherently factual nature of a Members' interest and motive in engaging in the transaction.

3. Without any assistance from the Manager, some Members may choose to borrow the funds necessary to acquire Shares and may incur interest expense in connection with that borrowing. Counsel expresses no opinion as to whether any interest incurred by a Member with respect to any borrowings will be deductible or subject to limitations on deductibility, due to the factual nature of the issue.

4. Whether the fees to be paid to the Manager and to third parties will be deductible, due to the factual nature of the issue. Due to the inherently factual nature of the proper allocation of expenses among nondeductible syndication expenses, amortizable organization expenses, amortizable "start-up" expenditures, and currently deductible items, and because the issues involve questions concerning both the nature of the services performed and to be performed and the reasonableness of amounts charged, counsel is unable to express an opinion regarding that treatment.

Certain matters contained in this "FEDERAL TAX ASPECTS" section are not considered to address a material tax consequence and are for general information, including the matters contained in sections dealing with gain or loss on the sale of Shares or of property, distributions, tax audits, penalties, and state and local tax.

The opinions of counsel are also based upon the facts described in this Offering Circular and upon representations made to counsel by the Manager for the purpose of permitting counsel to render its opinions, including the following representations made with respect to the Company:

1. The Manager will cause the Company to elect to be taxed as a partnership rather than as a corporation under federal and state income tax laws and regulations.

2. The Operating Agreement to be entered into by and among the Members and the Manager and any amendments to the agreement will be duly executed. The Operating Agreement will be duly recorded in all places required under the Limited Liability Company Act of the State of California (the "California Act") for the due formation of the Company and for its continuation in accordance with the terms of the Operating Agreement. The Company will at all times be operated in accordance with the terms of the Operating Agreement, the Offering Circular, and the California Act.

3. The amounts that will be paid to the Manager and its affiliates as producer fees, distribution fees, asset management fees, and other fees will be amounts that would not exceed amounts that would be ordinarily paid for similar transactions between persons having no affiliation and dealing with each other at arms' length.

4. The Company will have a December 31 taxable year and will report its income on the accrual basis.

5. The Manager has represented that it does not believe that any market will ever exist for the sale of Shares and that the Manager will not make a market for the Shares. Further, the Shares will not be traded on an established securities market.

6. The Company will have the objective of carrying on business for profit and dividing the gain from its operations.

7. No Member will incur any debt that is either (a) arranged by the Manager, the Company, or any other person who participated in the organization or management of the Company or the sale of Shares (or any person related to such persons), or (b) secured by any asset of the Company.

The opinions of counsel are also subject to all the assumptions, qualifications, and limitations set forth in the following discussion and in the opinion, including the assumptions that each of the Members has full power, authority, and legal right to enter into and perform the terms of the Operating Agreement and to take all actions under the Operating Agreement in connection with the transactions contemplated by the Operating Agreement.

You should be aware that, unlike a ruling from the Internal Revenue Service, an opinion of counsel represents only counsel's best judgment. **There can be no assurance that the Internal Revenue Service will not successfully assert positions which are inconsistent with the opinions of counsel set forth in this discussion and in counsel's tax opinion or in the tax reporting positions taken by the Members or the Company. Prospective investors in the Shares should consult their own tax advisor to determine the effect of the tax issues discussed in this section and in the tax opinion, on their individual tax situation.**

Tax Status of the Company

The Company is a limited liability company organized under the California Limited Liability Company Act (the "LLC Act"). The LLC Act and the Operating Agreement (the "Agreement") of the Company have been structured by the Manager so that the Company should be treated as a partnership for federal income tax purposes. If the Company is classified as a "partnership" for federal income tax purposes, each item of income, gain, deduction, credit and loss will flow through the Company to the Members substantially as though such Members had incurred such income, gain, deductions, credits and losses directly. Accordingly, each Member will be required to include on his tax return his Share of income, gains, deductions, credits and losses of the Company. Each Member will be required to include his Share of income or gain from the Company in his taxable income regardless of whether any cash distributions are made by the Company. The Company will not receive an opinion of counsel regarding its treatment as a partnership for tax purposes, nor will it obtain an Internal Revenue Service ruling.

Limited liability companies are relatively recent legal creations. A series of published revenue rulings has been promulgated by the Internal Revenue Service indicating that limited liability companies organized under state laws similar to the laws of the State of California, whose operating agreements contain certain specified provisions, will be taxed as partnerships and not as associations taxable as corporations. No assurance can be given that the Internal Revenue Service will recognize the Company as a partnership for federal income tax purposes rather than an association, even though the Manager believes such result is likely.

Adjusted Basis for Shares

A Member may not deduct in any year from his taxable income his share of Company losses in excess of his tax basis for his interest in the Company at the end of the Company tax year. Any such excess is allowed as a deduction at the end of the Company tax year in which the Member again has a tax basis for his interest. In general, a Member's basis in his Shares should include the amount of his capital contributions to the Company, and his share of liabilities of the Company as to which no member has any personal liability. This conclusion is based on analogous holdings of the Internal Revenue Service affecting entities organized as partnerships under state law. In general, a Member's basis in his Shares should be increased by additional capital contributions to the Company and profits of the Company allocable to the Member. Finally, such member's adjusted basis in his Shares will be decreased by distributions made to such member and by losses allocable to such Member.

At-Risk Limitations

A Member also may not take deductions for Company losses in an amount exceeding the amount with respect to which he is "at risk" at the end of each Company tax year. Suspended losses would be allowable under the at-risk rules in a subsequent year to the extent the Member's at-risk amount exceeds zero at the close of such year. If a Member's amount at risk is less than zero at the close of a year, the negative at-risk amount would be recaptured as ordinary income for such year. In general, the amount which any Member would be "at risk" with respect to the Company at the end of any Company tax year will be the same as his tax basis for his interest.

Allocation of Company Revenues and Expenses

The Operating Agreement provides for the allocation of all costs and revenues among the Members and the Manager. The Operating Agreement also provides that, to the extent permitted by law, all tax deductions are allocated to the party who was charged with the expenditure giving rise to the deductions, and tax credits, if any, are allocated in the same ratio as revenues are shared when the credit arises.

The allocations of income, gain, loss, deduction or credit by the Company will be recognized for federal tax purposes provided such allocations have substantial economic effect. Regulations under Code Section 704(b) provide guidelines regarding when an allocation will be considered to have substantial economic effect. In order to comply with these regulations, the Operating Agreement contains provisions reallocating Company tax items in order to avoid or eliminate any negative Capital Account for the Members. It is possible that these reallocation provisions will alter the method in which the Members share the profits and losses of the Company.

Although the Service may generally challenge the allocations made by the Company, the Manager believes that it is more likely than not that such allocations will have substantial economic effect and will be recognized for federal income tax purposes. To the extent an allocation is not recognized for federal income tax purposes, the items involved would be ascribed to each Member in accordance with his interest in the Company. The tax treatment of any item, the allocation of which is not recognized for tax purposes, will depend upon its nature in the hands of the Members concerned.

Passive Income and Losses

Under the Tax Reform Act of 1986, losses from passive activities for Members may not offset other income of a taxpayer such as salary, interest, dividends and active business income. Deductions from passive activities may offset income from passive activities. Credits from passive activities generally are limited to the tax attributable to income from such passive activities. Disallowed losses and credits are carried forward and treated as deductions and credits from passive activities in subsequent taxable years. Disallowed losses from an activity are allowed in full when the taxpayer disposes of his entire interest in the activity in a taxable transaction. Such losses are allowed first against any gain on disposition, second against any net passive income and last against trade, business and portfolio income.

Passive activities include trade or business activities in which the taxpayer does not materially participate. The limitation on passive activity losses applies to individuals, estates, trusts, closely held Subchapter C corporations and personal service corporations. Because the Company confers limited liability on the Members, its business operations are expected to be classified as a passive activity.

Company Syndication and Organization Costs

Costs incurred in the organization of a company or in the sale of Shares must be capitalized and therefore may not be deducted. A company may, however, amortize organization costs over a 60-month period beginning with the month in which the company begins business. Organization costs are defined as those expenditures which are incidental to the creation of the company, chargeable to the capital accounts, and of a character which, if expended in connection with the creation of a company having an ascertainable life, would be amortized over that period of time.

Syndication costs are expenditures connected with issuing and marketing interests in the company, such as commissions, professional fees, and printing costs. Syndication costs must be capitalized and are not subject to the special 60-month amortization provision. As a result of the non-deductibility of syndication fees, Members may have a tax basis in their Shares remaining upon dissolution of the Company which may result in a capital loss for tax purposes at that time. The Company intends to amortize its organization costs over a 60-month period commencing with the organization of the Company.

Sales of Company Property

Gains and losses from sales of property held for more than one year and not held primarily for sale to customers will be treated as gains and losses as described in Section 1231 of the Code, except to the extent of depreciation recapture on equipment. Assuming that a Member has no other capital or business transaction during a tax year, his share of Section 1231 net gain will generally be treated as a long-term capital gain, while his share of a net loss realized on such sales will be an ordinary deduction from gross income. However, net Section 1231 gains will be treated as ordinary income to the extent of unrecaptured net Section 1231 losses for the preceding five most recent prior years. Gains and losses on sales of property held for more than one year will result in ordinary income and deductions.

Sales of Shares in the Company

In the event that a Member sells his Shares, he will be required to recognize taxable gain or loss on the sale measured by the difference between the amount realized by him upon such sale and his adjusted tax basis for his interest. Assuming the Member is not a dealer for purposes of the Code, any gain or loss realized on the sale will be taxed as capital gain or loss (long-term if the interest has been held for more than one year), except to the extent that the sale price is attributable to his allocable share of depreciation recapture the Company. The portion of the sales price attributable to these items will be taxed to the selling Member as ordinary income.

Recent changes in the tax laws impose information reporting requirements with respect to transfers of partnership and limited liability company interests. The transferor is required to notify the Company within 30 days of the exchange. Such notification must include the names and addresses of the transferee and transferor, the date of the exchange and the taxpayer identification number of the transferor and, if known, of the transferee. The transferor transferring an interest in the Company may be required to attach a statement to his or her income tax return disclosing the fact that he or she has transferred such interest during the taxable year for which the return is filed.

Investment Interest

A Member may incur investment interest expense either as a result of financing the purchase price of his Shares or through an allocation of interest expenses incurred by the Company, if any (i.e., if the Company has borrowings). The Company would be treated as engaged in an investment activity for purposes of the investment interest limitation to the extent the Company borrows funds to acquire and hold investment property. On the other hand, to the extent that the Company is engaged in a trade or business, interest expense incurred to finance such activity would not be subject to the investment interest limitations. The Manager believes that the Company, providing only financing and participating in the Programs only as a passive financing source, will be deemed not to be engaged in a trade or business. Therefore, interest expense on any borrowings incurred for that purpose (none are anticipated) would be subject to the investment interest limitations.

Any interest expense other than investment interest expense incurred by the Company and allocated to a Member will be added to his loss from the Company and, accordingly, reduce the amount of his passive income or increase the amount of his passive loss from the Company. Interest expense allocated to a Member by the Company will be treated as a passive loss. See "FEDERAL TAX ASPECTS - Passive Income and Losses." Interest expense incurred by any Member on the financing of his Shares should be treated as investment interest.

Any interest the deduction of which is disallowed solely because of the investment interest rules may be carried forward, in which case it will constitute investment interest in the carryover years and may be deducted in the first carryover year in which the limitation is not otherwise reached. These restrictions are applied on a Member-by-Member basis. Each Member is advised to consult with his tax advisor to determine whether his investment in the Company will cause the disallowance of a deduction for any portion of his investment interest.

Alternative Minimum Taxes

Under the Tax and Budget Act of 1993, individuals are subject to an alternative minimum tax based on 26% of the excess of alternative minimum taxable income over the exemption amount ($45,000 for a married couple filing a joint return and $33,750 for single filers) for alternative minimum taxable income up to $175,000, and 28% for alternative minimum taxable income over $175,000, to the extent this tax exceeds the regular tax liability. The exemption amount is phased out at a rate equal to 25 cents on every dollar of alternative minimum taxable income in excess of $150,000 (for a married couple filing a joint return). For 2003 and 2004, the individual alternative minimum tax exemption increases to $40,250 for single taxpayers and $58,000 for married taxpayers. Alternative minimum taxable income is equal to adjusted gross income plus specified tax preference items minus certain itemized deductions.

Jobs and Growth Tax Relief Reconciliation Act of 2003

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act") was signed into law in May 2003. The 2003 Act changes the current marginal rates, 10%, 15%, 27%, 30%, 35%, and 38.6%, retroactive to January 1, 2003 to 10%, 15%, 25%, 28%, 33%, and 35%, respectively. The 2003 Act also immediately raises the standard deduction for married couples filing jointly to twice the standard deduction for single taxpayers and doubles the income range in the 15% tax bracket for couples filing jointly for 2003 and 2004. There will be further changes to these provisions after 2004. The 2003 Act increases the 2003 and 2004 scheduled child tax credit of $600 to $1,000. After 2004, the child tax credit will revert back to the previously scheduled amount.

Stock dividends, which had been taxed at the same rate as ordinary income, will be taxed at 15% for most taxpayers effective January 1, 2003. This rate remains in effect until December 31, 2008. Lower income taxpayers will be taxed on dividends at 5% effective January 1, 2003 through December 31, 2007. In 2008, lower income taxpayers will pay a zero percent tax on dividends. The rate on long-term capital gains drops from 20% to 15% for all taxpayers except those in the lowest brackets for long-term capital gains recognized on or after May 6, 2003 and remains in effect through December 31, 2008. Taxpayers in the 10% to 15% brackets will pay 5% instead of 10% on any long-term capital gains recognized. In 2008, taxpayers in the 10% and 15% brackets will be taxed on long-term capital gains at zero percent. In 2009, the long-term capital gains rates are scheduled to return to 20% and 10% levels. The 2003 Act also increases the bonus depreciation on luxury automobiles placed in service after May 5, 2003 from $4,600 to $7,650.

The Economic Growth and Tax Relief Act of 2001

The Economic Growth and Tax Relief Act of 2001 (the "2001Act") was signed into law in June 2001. The 2001 Act expands the zero percent low income tax bracket and lowers all other individual tax rates gradually during the phase-in period running from 2001 until 2006. During the phase-in period, the 28% bracket is reduced to 25% in stages, the 31% bracket is reduced to 28%, the 36% bracket is reduced to 33% and the 39.6% bracket is reduced to 35%. A rate reduction credit and tax rebate ranging from $300 for single individuals to $600 in the case of a married couple filing a joint return was also included in 2001. The overall imitation on itemized deductions for all taxpayers is eliminated in phases from 2006 until 2009, so that no limitations are applicable beginning in 2010. The restrictions on personal exemptions is also eliminated in phases in accordance with the same schedule applicable to itemized deductions.

The 2001 Act increases the child tax credit from $600 in 2001 to $1,000 in 2010 and later. Adoption tax benefits and the dependent care tax benefits have also been expanded. A tax credit has also established for employees who provide child care facilities. The marriage penalty ahs been reduced by lowering tax rates for married couples filing joint.

The 2001 Act includes education incentives by increasing the annual limits on contributions to education IRAs from $500 to $2,000, and expanding the definition of qualified education expenses that may be paid tax-free from an education IRA. The 2001 Act also expands the definition of "qualified tuition program" and permits a deduction from gross income for distributions from qualified tuition programs. The income phase-out ranges for eligibility for the student loan interest deduction have been increased. Taxpayers have also been granted a tax deduction of up to $2,000 for single filers and $4,000 for married filers for qualified higher education expenses paid by taxpayers having adjusted gross income below certain levels.

The estate and gift taxes have been reduced and estate taxes are gradually eliminated during a phase-in period running from 2002 until 2010, when the estate taxes are repealed in their entirety. The 2001 Act makes extensive changes to the rules relating to individual retirement accounts and qualified pension plans. The changes include (i) increased contribution limits and catch-up contributions, (ii) provisions for expanding coverage, including increased contribution and benefit limits for qualified plans, and (iii) additional provisions enhancing fairness to women, portability for plan participants, strengthening pension security and enforcement, and reducing regulatory burdens.

The 2001 Act increases the individual alternative minimum tax exemption by $2,000 for single taxpayers and $4,000 for married taxpayers filing returns for 2001 through 2004. To ensure compliance with the Congressional Budget Act of 1974, the 2001 Act generally does not apply for taxable, plan or limitation years beginning after December 31, 2010.

The Taxpayer Relief Act of 1997

On August 5, 1997 the President and the Congress adopted The Taxpayer Relief Act of 1997 (the "1997 Act"), pursuant to which several amendments were made to the Internal Revenue Code of 1986, as amended. Prospective investors in the Company are advised to consult with their tax advisors and to consider the 1997 Act prior to making an investment decision.

Tax Exempt Investors

The income earned by a qualified pension, profit sharing or stock bonus plan (collective, "Qualified Plan") and by an individual retirement account ("IRA") is generally exempt from taxation. However, if a Qualified Plan or IRA earns "unrelated business taxable income" ("UBTI"), this income will be subject to tax to the extent it exceeds $1,000 during any fiscal year. The amount of unrelated business taxable income in excess of $1,000 in any fiscal year will be taxed at rates up to 35%. In addition, such unrelated business taxable income may result in a tax preference which may be subject to the alternative minimum tax. It is anticipated that income and gain from the Company will not be taxed as UBTI to tax exempt Members, because the Manager believes that the Company, providing only financing and participating in the Programs only as a passive financing source, will not be engaged in a trade or business. There is no assurance that the Service will agree with the Manager's position in this regard. If the Service disagrees, Qualified Plans and IRAs could be required to recognize UBTI, although the Manager would, under such circumstances, vigorously oppose the Service's position. See "ERISA CONSIDERATIONS."

Tax Administrative and Judicial Proceedings

If the Company is subject to a federal income tax audit by the Service, the audit will be conducted at the Company level. The Manager is the "Tax Matters Partner" of the Company, and as Tax Matters Partner it will act on behalf of the Company during an audit. The Members will be subject to various administrative requirements or procedures during the course of an audit, and any final adjustments to Company tax items will result in an adjustment to the tax liability of each Member.

The period for assessing a tax against a Member as a result of adjustment to any Company tax item will generally be three years from the later of the date the Company tax return is filed or the last day prescribed by law for filing, which period may exceed the period normally applicable to a

Member. Furthermore, the Tax Matters Partner has authority to agree to extend the normal three year period, which extension agreement will bind all Members. The period of assessment may also be extended for substantial periods beyond the normal three-year period if judicial review of any proposed adjustment is sought, or the name, address or taxpayer identification number of a Member has not been furnished on the Company return for the Company taxable year.

In the event an adjustment to a Company tax item is proposed, a Member may enter into a settlement agreement with the Service which is binding as to that Member, and any other Member will be entitled to settle with the Service on the same basis. The Tax Matters Partner may enter into a settlement agreement with the Service which will bind any Member not entitled to separate notice from the Service, unless the Member files a statement with the Service which states that the Tax Matters Partner does not have authority to bind the Member.

A tax deficiency may be assessed against any Member without administrative proceedings or judicial review if the Member has treated a Company tax item on the Member's individual return in a manner inconsistent with treatment on the Company return, unless the Member files a statement with the Service identifying the inconsistency. Furthermore, penalties may be assessed against a Member for intentional disregard of the consistency requirement.

The Tax Matters Partner may file a request for administrative adjustment of a Company tax due against the Members without the Members having the opportunity for administrative or judicial review. Any Member other than the Tax Matters Partner may also request an administrative adjustment of a Company tax item, and such a request might result in the Service commencing a proceeding against the Company, which could affect all Members. No Member may commence suit for credit or refund arising from a Company tax item without first filing a request for administrative adjustment with the Service.

Penalty for Substantial Understatement of Tax

The Code imposes a 25% penalty on "substantial understatements" of tax liability. A "substantial understatement" of income tax exists if the amount of tax required to be shown on the return exceeds the amount of tax reported thereon by the greater of 10% of the tax required to be shown or $5,000. For an item other than a "tax shelter item", the amount of the understatement is reduced if and to the extent (i) the treatment of the item on the return is or was supported by substantial authority, or (ii) all the facts relevant to the tax treatment of the item were disclosed on the return. Whether the taxpayer's filing position is or was supported by substantial authority will depend on the circumstances of the particular case. The standard of substantial authority is less stringent than a "more likely than not" standard, but requires that a taxpayer have stronger support for a position than a mere "reasonable basis" (that is, one that is arguable, but fairly unlikely to prevail in a court upon a complete review of the relevant facts and authorities). The Manager believes that substantial authority will exist supporting the tax treatment claimed on the Company's tax returns.

State and Local Taxes

Assets owned by the Company will be subject to normal ad valorem taxes assessed by the county and other local political jurisdictions within which the Company's assets are situated.

The Company may operate in states that impose a tax on each Member's share of the income derived from the Company's activities in such state. In addition, to the extent that the Company operates in certain jurisdictions, estate or inheritance taxes may be payable to those jurisdictions upon the death of a Member. Accordingly, a Member might be subjected to income, estate or inheritance taxes in states and localities in which the Company does business, as well as in his own state.

Depending on the location of the Company's properties and on applicable state and local laws, deductions that are available to a Member for federal income tax purposes may not be available to the Member for state or local income tax purposes. Furthermore, the treatment of particular items under the state and local income tax laws may vary materially from the federal income tax treatment.

Tax Returns

The Company will arrange for the preparation and filing of all necessary federal, state and local tax returns of the Company, and will annually furnish each Member with any information about the Company. While the Company will rely on qualified advisers in determining what deductions will be claimed on Company tax returns, costs may be incurred for which the federal income tax treatment is unclear. Thus, there can be no assurance that Company tax returns will not be adjusted by tax authorities, which in turn could lead to adjustments in the individual returns of the Members. The period in which such adjustments could be made with respect to Company items is generally three years from the later of the date on which the Company return is filed or the last day prescribed by law for filing. Furthermore, the Manager may extend the period of assessment as to all Members by its consent.

Summary

The foregoing is only a summary of the material tax considerations generally affecting the Members. Moreover, the federal income tax matters discussed above are subject to change by legislation, administrative action or judicial decision. No ruling has been sought, and no assurances can be given that any deductions or other federal income tax advantages which are described herein, or which prospective Members may contemplate, will be available.

THE FOREGOING ANALYSIS OF THE FEDERAL INCOME TAX CONSIDERATIONS TO A MEMBER IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, PERSONS CONTEMPLATING AN INVESTMENT IN THE COMPANY ARE URGED TO CONSULT THEIR TAX ADVISERS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS.

ERISA CONSIDERATIONS

General Fiduciary Obligations. Trustees and other fiduciaries of qualified retirement plans or IRAs that are set up as part of a plan sponsored and maintained by an employer, as well as trustees and fiduciaries of Keogh Plans under which employees, in addition to self-employed individuals, are participants (together, "ERISA Plans"), are governed by the fiduciary responsibility provisions of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"). An investment in Shares by an ERISA Plan must be made in accordance with the general obligation of fiduciaries under ERISA to discharge their duties (i) for the exclusive purpose of providing benefits to participants and their beneficiaries; (ii) with the same standard of care that would be exercised by a prudent man familiar with such matters acting under similar circumstances; (iii) in such a manner as to diversify the investments of the plan, unless it is clearly prudent not do so; and (iv) in accordance with the documents establishing the plan. Fiduciaries considering an investment in the Shares should accordingly consult their own legal advisors if they have any concern as to whether the investment would be inconsistent with any of these criteria.

Fiduciaries of certain ERISA Plans which provide for individual accounts (for example, those which qualify under Section 401(k) of the Code, Keogh Plans and IRAs) and which permit a beneficiary to exercise independent control over the assets in his individual account, will not be liable for any investment loss or for any breach of the prudence or diversification obligations which results from the exercise of such control by the beneficiary, nor will the beneficiary be deemed to be a fiduciary subject to the general fiduciary obligations merely by virtue of his exercise of such control. On October 13, 1992, the Department of Labor issued regulations establishing criteria for determining whether the extent of a beneficiary's independent control over the assets in his account is adequate to relieve the ERISA Plan's fiduciaries of their obligations with respect to an investment directed by the beneficiary. Under the regulations, the beneficiary must not only exercise actual, independent control in directing the particular investment transaction, but also the ERISA Plan must give the participant or beneficiary a reasonable opportunity to exercise such control, and must permit him to choose among a broad range of investment alternatives.

Prohibited Transactions. Trustees and other fiduciaries making the investment decision for any qualified retirement plan, IRA or Keogh Plan (or beneficiaries exercising control over their individual accounts) should also consider the application of the prohibited transactions provisions of ERISA and the Code in making their investment decision. Sales and certain other transactions between a qualified retirement plan, IRA or Keogh Plan and certain persons related to it (*e.g.*, a plan sponsor, fiduciary, or service provider) are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of a qualified retirement plan, IRA or Keogh Plan may cause a wide range of persons to be treated as parties in interest or disqualified persons with respect to it. Any fiduciary, participant or beneficiary considering an investment in Shares by a qualified retirement plan IRA or Keogh Plan should examine the individual circumstances of that plan to determine that the investment will not be a prohibited transaction. Fiduciaries, participants or beneficiaries considering an investment in the Shares should consult their own legal advisors if they have any concern as to whether the investment would be a prohibited transaction.

Special Fiduciary Considerations. Regulations issued on November 13, 1986, by the Department of Labor (the "Final Plan Assets Regulations") provide that when an ERISA Plan or any other plan covered by Code Section 4975 (*e.g.*, an IRA or a Keogh Plan which covers only self-employed persons) makes an investment in an equity interest of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, the underlying assets of the entity in which the investment is made could be treated as assets of the investing plan (referred to in ERISA as "plan assets"). Programs which are deemed to be operating companies or which do not issue more than 25% of their equity interests to ERISA Plans are exempt from being designated as holding "plan assets." Management anticipates that the Company would not be characterized as an "operating company" for the purposes of the regulations. Accordingly, the Company will not permit more than 25% of all outstanding Shares to be owned by ERISA Plans. The Company should therefore not be deemed to be holding "plan assets."

Classification of the assets of the Company as "plan assets" could adversely affect both the plan fiduciary and management. The term "fiduciary" is defined generally to include any person who exercises any authority or control over the management or disposition of plan assets. Thus, classification of Company assets as plan assets could make the management a "fiduciary" of an investing plan. If assets of the Company are deemed to be plan assets of investor plans, transactions which may occur in the course of its operations may constitute violations by the management of fiduciary duties under ERISA. Violation of fiduciary duties by management could result in liability not only for management but for the trustee or other fiduciary of an investing ERISA Plan. In addition, if assets of the Company are classified as "plan assets," certain transactions that the Company might enter into in the ordinary course of its business might constitute "prohibited transactions" under ERISA and the Code.

Reporting of Fair Market Value. Under Code Section 408(i), as amended by the Tax Reform Act of 1986, IRA trustees must report the fair market value of investments to IRA holders by January 31 of each year. The Service has not yet promulgated regulations defining appropriate methods for the determination of fair market value for this purpose. In addition, the assets of an ERISA Plan or Keogh Plan must be valued at their "current value" as of the close of the plan's cal year in order to comply with certain reporting obligations under ERISA and the Code. For purposes of such requirements, "current value" means fair market value where available. Otherwise, current value means the fair value as determined in good faith under the terms of the plan by a trustee or other named fiduciary, assuming an orderly liquidation at the time of the determination. The Company does not have an obligation under ERISA or the Code with respect to such reports or valuation although management will use good faith efforts to assist fiduciaries with their valuation reports. There can be no assurance, however, that any value so established (i) could or will actually be realized by the IRA, ERISA Plan or Keogh Plan upon sale of the Shares or upon liquidation of the Company, or (ii) will comply with the ERISA or Code requirements.

TERMS OF THE PLACEMENT

Securities Offered

The Company is offering Shares of limited liability interests in the Company for a purchase price of $1.00 per Share with a minimum purchase requirement of 25,000 Shares ($25,000). The maximum offering is $5,000,000. The Company will have the unrestricted right to reject tendered subscriptions for any reason and to accept less than the minimum investment from a limited number of subscribers. In the event the Shares available for sale are oversubscribed, they will be sold to those investors subscribing first, provided they satisfy the applicable investor suitability standards. See "TERMS OF THE PLACEMENT - Investor Suitability Standards."

The purchase price for the Shares will be payable in full upon subscription. All subscription funds which are accepted will be deposited directly into the Company's segregated operating account for use in its business, and subscribers will be admitted into the Company as Members. No escrow account for subscription funds has been established because no minimum capitalization requirement has been established for the Company. The Company's operating account will be managed by the Manager which will collect Company subscription funds and revenues and disburse Company distributions and expenditures. The Manager or its affiliates may (but are not obligated to) purchase Shares for their own account as Members.

Subscription Period

The offering of Shares will terminate on December 31, 2004, unless the Company extends the offering for up to an additional 180 days (the "Sales Termination Date"). The Sales Termination Date may occur prior to December 31, 2004 if subscriptions for the maximum number of Shares have been received and accepted by the Company before such date. Subscriptions for Shares must be received and accepted by the Company on or before such date to qualify the subscriber for participation in the Company.

Subscription Procedures

Completed and signed subscription documents and subscription checks should be sent to the Manager at the following address: 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401, attention: Peter Jay Klauser, President of Manager. Subscription checks should be made payable to Film Planet Galaxy Fund II, LLC. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by the Company of a subscription, a confirmation of such acceptance will be sent to the subscriber.

Investor Suitability Standards

Shares will be sold only to a person who has either (i) a net worth (or joint net worth with the purchaser's spouse) of at least $1,000,000 or (ii) has an annual gross income during the past two years and a reasonable expectation of annual gross income in the current year of at least $200,000 or $300,000 jointly with spouse, or (iii) otherwise meets the requirements for an Accredited Investor as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended. See the Purchaser Qualification Questionnaire in the Subscription Documents in Exhibit A to this Memorandum. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchaser of Shares. Investor suitability standards in certain states may be higher than those described in this Memorandum. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

Each investor must represent in writing that he meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that he has such knowledge and experience in financial and business matters that he is capable of evaluating without outside assistance the merits and risks of investing in the Shares, or he and his purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Shares. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor's suitability for an investment in the Company. Transferees of Shares will be required to meet the above suitability standards.

Interim Investments

Company funds not needed on an immediate basis to fund Company operations may be invested in government securities, money market accounts, deposits or certificates of deposit in commercial banks or savings and loan associations, bank repurchase agreements, funds backed by government securities, short-term commercial paper, or in other interim investments.

PLAN OF DISTRIBUTION

The Shares are being offered by the Company on a best-efforts basis primarily by the officers, directors and employees of the Manager, and possibly through registered broker-dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") and independent referral sources. As of the date of this Memorandum, the Company had not entered into any selling agreements with registered broker-dealers. The Company may pay selling commissions to participating broker-dealers who are members of the NASD and referral fees to finders who introduce purchasers of Shares to the Company. Participating broker-dealers may also be paid or reimbursed for due diligence costs incurred by them in reviewing the Manager and the Company. Participating broker-dealers, if any, will be indemnified by the Company and the Manager with respect to this offering and the disclosures made in this Memorandum.

SUMMARY OF MATERIAL PROVISIONS OF THE OPERATING AGREEMENT

The following summarizes various provisions of the Operating Agreement (the "Agreement") which will govern the management of the Company's business. The Manager and each Shareholder will be a party to the Operating Agreement. A copy of the Agreement is attached to this Memorandum as Exhibit A. The following summary does not purport to be complete, and prospective purchasers of Shares are encouraged to read the Agreement in full. Capitalized terms used in this section and not otherwise defined in the Memorandum are defined in the Agreement.

Limited Liability Company Act in California

The Limited Liability Company Act in the State of California (the "LLCA") provides for the organization of limited liability companies under California law. In general, limited liability companies afford members both the limited liability enjoyed by corporate shareholders and the pass-through tax advantages of a partnership. The Manager intends that the Company will qualify for taxation as a partnership under federal and state income tax laws.

Organization and Term of the Company

The Company is organized under the LLCA by the filing of Articles of Organization with the California Secretary of State. The Company will continue until dissolved as provided in the Agreement or by applicable law, but in any event not later than December 31, 2033.

Management of Operations

The operations of the Company will be managed by its Manager. The Manager will have full, exclusive and complete discretion in the management and control of the business and affairs of the Company, subject only to the right of the Shareholders to vote on certain matters. Except for certain voting rights by the Shareholders, the Shareholders will not participate in the management of the Company.

Liability of Members

The members of the Company generally refer to the Shareholders. In general, no member of the Company will be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a member of the Company. With certain limited exceptions, a member of a limited liability company will only have such personal liability to the same limited extent a shareholder of a corporation may be personally liable for corporate liabilities or participation in tortious conduct. A manager generally has the same limited liability, except to the extent of its fiduciary duty to the members. See "FIDUCIARY DUTY OF MANAGEMENT."

Under the LLCA, a member is liable to the Company to the extent of such member's unpaid capital contribution. Further, such member's share of undistributed Company profits will be subject to creditors' claims. Under the LLCA and the Agreement, members are not permitted to take part in the management or control of the Company's business, subject only to their right to vote on certain matters upon which, generally, they are explicitly permitted to vote by the Agreement.

No distribution will be permitted and, as discussed below, any such distribution will be required to be returned by the recipient to the Company, if, after giving effect to the distribution, (a) the Company would not be able to pay its debts as they become due in the usual course of business or (b) the Company's total assets would be less than the sum of its total liabilities, subject to certain adjustments.

A member or assignee of a member is obligated to return a distribution from the Company to the extent that (a) the member or assignee had actual knowledge of the facts indicating the impropriety of the distribution under the LLCA and (b) immediately after giving effect to the distribution, all liabilities of the Company (other than liabilities to members or assignees on account of their interest in the Company) exceed the fair market value of the Company's assets. The fair market value of any property that is subject to a liability as to which recourse of creditors is limited to such property will be included in the limited liability company's assets only to the extent that the fair market value of the property exceeds this liability.

Finally, the Agreement provides that any Manager (whether or not a member) having a deficit Capital Account upon termination of the Company will be required at such time to contribute to the Company sufficient cash to restore such Capital Account to a zero balance. No such obligation is imposed on the Shareholders.

Admission of Members

Members who purchase Shares will be admitted into the Company as Shareholders for book, tax, accounting and all other purposes as of the first day of the month following the month in which their subscription is accepted by the Manager.

Withdrawal and Return of Contributions

Prior to dissolution and liquidation of the Company, no Shareholder will be entitled to withdraw any of his contribution to the capital of the Company. Except as described below in "Allocations of Income, Gain, Deduction and Loss" and "Distributions of Cash and Other Assets," no Shareholder has any priority over any other Shareholder as to the return of his contribution to capital.

Allocations of Income, Gain, Deduction and Loss

Operating profits of the Company for each calendar year will be allocated to the Manager and among the Shareholders, pro rata in accordance with their respective Participation Percentages, generally in accordance with cash available for distribution. Operating losses will generally be allocated 100% among the Shareholders, pro rata in accordance with their Participation Percentages. All allocations of profits and losses are subject to the requirements of Section 704(b) of the Internal Revenue Code of 1986, as amended. See the Agreement itself for more complete information with respect to Company allocations.

Distributions of Cash and Other Assets

The Manager and the Shareholders will participate in certain distributions of cash generated by the Company. No distributions from any source will be made unless and until loans to the Company made by the Manager and the members have been paid in full, whether or not such loans would then otherwise be due. See "DISTRIBUTIONS AND ALLOCATIONS." Except as explicitly provided in the Agreement, no member has any other right of withdrawal and waives any other such right.

Compliance With Section 704(b) Regulations

The Treasury Department has promulgated certain regulations setting forth criteria for when allocations of a partnership's income, gain, losses or deductions (or items thereof) will be respected for federal income tax purposes. (As discussed above, the Manager intends that the Company will be taxed as a partnership.) These regulations, which are extremely complex, establish criteria for how capital accounts are to be maintained, how and when company assets are distributed on liquidation, how gain with respect to nonrecourse obligations must be allocated, and how certain persons with deficit balances in their capital accounts on liquidation of a Company must recontribute such deficit to the Company. The Manager believes that the Agreement is drafted to satisfy the foregoing criteria.

Restrictions on Transfers of Members' Shares and Withdrawals by Members from the Company

In general, the Agreement expressly provides that, with certain limited exceptions, no Shareholder may transfer his Shares in the Company without the prior written consent of the Manager. The Manager may approve or disapprove the transfer in its sole discretion. No person has the right to become an assignee of a Shareholder's Shares, and no assignee of a Shareholder's Shares has the right to become a substituted member, unless and until certain conditions of the Agreement are met. Without compliance with such conditions, any nonsubstituted transferee or assignee will acquire an economic interest only, and will be deemed to take only the rights of his transferor or assignor to share in Company distributions. Prior to dissolution and termination of the Company, no Shareholder may withdraw from the Company except pursuant to a valid permitted transfer of his entire interest in the Company to a person who becomes a substituted Shareholder.

Shareholders' Voting Rights

Shareholders are entitled to vote at a meeting or by written consent, prior to any such action being taken, to:

(a) Approve any act which would be in contravention of the Agreement.

(b) Approve any act, other than one described in another clause of this "Shareholders' Voting Rights" section (in which case the provisions of that clause prevail over this clause), which would make it impossible to carry on the ordinary business of the Company.

(c) Approve the confession of a judgment against the Company.

(d) Approve the possessing of Company property, or the assignment of the Company's right in such property, for other than a Company purpose.

(e) Approve the merger or the dissolution and winding up of the Company.

(f) Approve nonministerial amendments to the Agreement.

(g) Approve the admission of a Manager other than an affiliate of the Manager, except after the only remaining Manager ceases to be a Manager.

(h) Where there is no remaining Manager, elect to continue the business of the Company or admit a Manager, except upon removal of the last Manager.

(i) Where there is no remaining Manager, admit a Manager or elect to continue the business of the Company following the removal of the last Manager.

(j) Remove a Manager.

The matters specified in (a) through (g) also require the concurrence of any person who is then a Manager. Approval of the matters set forth in (j) requires the consent of at least 75% of the Shareholders, as measured by their respective Participation Percentages. Approval of the matters set forth in (a) through (i) requires the consent of more than 50% of the Shareholders, as measured by their respective Participation Percentages. Except as otherwise specifically provided in the Agreement, members are not entitled to vote on any matter.

Meetings

Meetings of the Shareholders may be called either by the Manager or by Shareholders holding at least 50% of the Participation Percentages. Any Shareholder may obtain from the Manager, at any time, a list of the names and addresses of all the Shareholders. At any meeting of the Shareholders, the presence in person or by proxy of a Majority-In-Interest of the Shareholders shall constitute a quorum. A meeting of the Shareholders may be called for voting on any matter upon which the Shareholders are entitled to vote.

Accounting

The Manager will maintain the books and records of the Company. The books and records and other information pertaining to the Company will be available for inspection by any Shareholder during reasonable times at the principal office of the Company.

Reports

The Manager will provide the Shareholders with all tax information necessary for the preparation of their federal and state income tax returns within 90 days after the close of each fiscal year. Within 120 days after the close of each fiscal year of the Company, the Manager will distribute financial statements of the Company (including a balance sheet, statements of income and expense, and Shareholders' equity) as at the end of and for the year then ended, together with a report of the activities of the Company during the Company year then ended. The annual financial statements need not be audited.

Manager's and Shareholders' Independent Activities

The Agreement permits the Manager and Shareholders to engage in other activities they choose, whether such activities are competitive with the Company or otherwise, without having any obligation to offer any interest in such activities to the Company or to any party to the Agreement.

Dissolution of the Company

The Company shall be dissolved upon the earlier of:

(a) December 31, 2033.

(b) The retirement, withdrawal, bankruptcy, dissolution, death or insanity of the Manager or any other event, other than removal, which, pursuant to the LLCA and unless otherwise provided in the Agreement, results in the Manager ceasing to be the Manager, unless (i) at the time there is at least one remaining Manager who elects to continue the business of the Company, along with a Majority-In-Interest of the Shareholders, or (ii) in the case of the sole Manager ceasing to be a Manager other than by removal, the Shareholders agree in writing within 60 days thereof to continue the business of the Company and, if necessary, to the admission of one or more additional Managers.

(c) An election to dissolve the Company made in writing by the Manager and a Majority-In-Interest of the Shareholders, as measured by their Participation Percentages.

(d) The sale, exchange or other disposition of all or substantially all of the property of the Company provided, that if the Company receives a purchase money note upon such sale, the Company will continue in existence until such note is satisfied, sold or otherwise conveyed.

(e) The failure to elect a successor Manager within 60 days from and after removal of the last Manager.

Upon dissolution of the Company and provided that the business of the Company is not continued in the manner described above, the Company will be wound up and the assets of the Company will be distributed (i) first to creditors, including (to the extent permitted by law) the Manager and Shareholders who are creditors, to satisfy debts and liabilities of the Company, then (ii) to the parties responsible for winding up the Company's business, the compensation to which such persons are entitled for such services, and then (iii) to the Manager and Shareholders in accordance with the Agreement. Upon completion of the foregoing, and filing of appropriate documentation with the California Secretary of State, the Company will terminate.

LEGAL PROCEEDINGS

None.

INTEREST OF NAMED EXPERTS AND COUNSEL

None.

REPORTS TO SHAREHOLDERS

The Manager will maintain adequate books, records and accounts for the Company and keep the Shareholders informed by means of written reports. In addition, Shareholders will receive within 90 days after the end of each year an annual report containing the information regarding the Company's operations and a financial statement, which need not be audited. The Manager will timely file the Company's income tax returns and will mail to each Shareholder by March 31 of each year the information necessary for inclusion in his federal income tax return. See Articles Seventeen and Eighteen of the Operating Agreement.

ADDITIONAL INFORMATION

This Memorandum does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in the Company. Such documents are available for inspection during regular business hours at the office of the Company, and upon written request, copies of documents not annexed to this Memorandum will be provided to prospective investors. Each prospective investor is invited to ask questions of, and receive answers from, representatives of the Company. Each prospective investor is invited to obtain such information concerning the terms and conditions of this offering, to the extent the Company possesses the same or can acquire it without unreasonable effort or expense, as such prospective investor deems necessary to verify the accuracy of the information referred to in this Memorandum. Arrangements to ask such questions or obtain such information should be made by communicating with Peter Jay Klauser at the executive offices of the Company. The telephone number is (310) 576-9990.

The offering of the Shares is made solely by this Memorandum and the exhibits hereto. The prospective investors have a right to inquire about and request and receive any additional information they may deem appropriate or necessary to further evaluate this offering and to make an investment decision. Representatives of the Company may prepare written responses to such inquiries or requests if the information requested is available. The use of any oral representations or any written documents other than those prepared and expressly authorized by the Company in connection with this offering are not to be relied upon by any prospective investor.

ONLY INFORMATION OR REPRESENTATIONS CONTAINED HEREIN MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR IN CONNECTION WITH THE OFFER BEING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR. THE INFORMATION PRESENTED IS AS OF THE DATE ON THE COVER HEREOF UNLESS ANOTHER DATE IS SPECIFIED, AND NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED SUBSEQUENT TO SUCH DATE(S).

FINANCIAL STATEMENT OF THE COMPANY



ARMANDO C. IBARRA
Certified Public Accountant
A Professional Corporation

Armando C. Ibarra, C.P.A.
Armando Ibarra, Jr., C.P.A., JD

Members of the California Society of Certified Public Accountants
Members of the American Institute of Certified Public Accountants
Members of the Better Business Bureau since 1997

To the Manager and Partners of
Film Planet Galaxy Fund II, LLC

Independent Auditors' Report

We have audited the accompanying balance sheet of Film Planet LLC (a California Limited Liability Company) as of July 10, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Film Planet LLC as of July 10, 2003, in conformity with accounting principles generally accepted in the United States of America.

\s\ *Armando C. Ibarra, CPA, apc*
Armando C. Ibarra, CPA, apc

Chula Vista, CA

July 10, 2003

371 'E' Street, Chula Vista, CA 91910
Tel: (619) 422-1348 **Fax: (619) 422-1465**

FILM PLANET GALAXY FUND II, LLC
(a California Limited Liability Company)
Balance Sheet
As of July 10, 2003

ASSETS

Current Assets		
Cash	$	10,000
Total Current Assets		10,000
TOTAL ASSETS	$	**10,000**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Liabilities	$	-
Total Liabilities		-
Partners' Capital		
Capital contributed		10,000
Total Partners' Capital		10,000
TOTAL LIABILITIES & PARTNERS' CAPITAL	$	**10,000**

See Auditors' Report and Accompanying Notes

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION:

Film Planet Galaxy Fund II, LLC, (the "Company") is a California limited liability company that organized on June 13, 2003. The Company elected partnership treatment for income tax purposes. The Company is engaged in the business of financing the production, distribution, and acquisition of motion pictures and television shows, and other entertainment programming. The Company's Operating Agreement provides for Film Planet, LLC to be the manager (the "Manager").

USE OF ESTIMATES:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:

The Company has elected to be treated as a partnership under the Internal Revenue Code and, accordingly, is not responsible for payment of federal income taxes, which is the responsibility of the partners. Accordingly, no provision for federal income taxes is included in the accompanying financial statements.

B. TRANSACTIONS WITH MANAGER AND AFFILIATES:

The Company will pay the Manager, or its affiliates, the fees and cost reimbursements set forth in Section 8.5 of the Operating Agreement. Cash available for distribution will be distributed among the partners and the Manager in accordance with Article Twelve of the Operating Agreement.

EXHIBIT A

COMPANY OPERATING AGREEMENT

OPERATING AGREEMENT
OF
FILM PLANET GALAXY FUND II, LLC

THIS OPERATING AGREEMENT OF Film Planet Galaxy Fund II, LLC (this "Agreement") is made as of this 25th day of June 2003 by and among Film Planet, LLC as the "Manager," Peter Jay Klauser, an individual, as the original Member, those persons who have signed "Subscription Agreements" to purchase "Shares," as the "Members" (as those terms are hereinafter defined), and Film Planet Galaxy Fund II, LLC, a California limited liability company. The parties hereto agree as follows:

1. DEFINITIONS. The following terms shall have the following meanings in this Agreement:

1.1 The term "Act" means the California Limited Liability Company Act as now in effect and as hereafter amended or revised.

1.2 The term "Affiliate" means, when used with reference to a specified person:

(a) the principal of the person;

(b) any person directly or indirectly controlling, controlled by or under common control with such person;

(c) any person owning or controlling ten percent (10%) or more of the outstanding voting interests of such person; and

(d) any successor-in-interest following a merger or similar transfer when such successor-in-interest is owned by the same persons who own such person; and

(e) any relative or spouse of such person.

1.3 The term "Agreement" means this Operating Agreement of Film Planet Galaxy Fund II, LLC, as originally executed and as amended from time to time, as the context requires.

1.4 The term "Articles" means the articles of organization filed with the California Secretary of State for the purpose of forming the Company, in the form prescribed by the Act and the California Secretary of State.

1.5 The term "Cash Available For Distribution" includes any cash received by the Company attributable to the operations of the Company, including proceeds of insurance to compensate for covered losses, less the sum of:

(a) Company debt service;

(b) current operating expenditures;

(c) a reasonable reserve for the operation of the business of the Company, as determined by the Manager.

"NO SHARES REPRESENTED BY THIS AGREEMENT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), IN RELIANCE UPON EXEMPTIONS FOR SALES NOT INVOLVING ANY PUBLIC OFFERING AND UPON THE REPRESENTATION THAT SUCH SHARES WILL NOT BE TRANSFERRED UNLESS AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE MANAGER IS SUPPLIED TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED."

1.6 The term "Capital Account" means the account established for each Manager and Member pursuant to Treas. Reg. §1.704-1(b)(2)(iv). Each Manager's and Member's Capital Account shall be maintained in accordance with Section 704(b) of the Internal Revenue Code of 1986, as amended (the "Code"), and Treas. Reg. §1.704-1(b)(2)(iv). The following rules shall apply:

(a) Each Manager's or Member's Capital Account shall be credited with (i) the amount of money contributed by such Manager and Member to the Company, (ii) the Gross Asset Value of property (other than cash) contributed by such Manager or Member to the Company, (iii) Operating Profits and any items of income and gain specially allocable to such Manager or Member, and (iv) the amount of any Company liability assumed by such Manager of Member or which is secured by any Company property distributed to such Manager or Member.

(b) Each Manager's or Member's Capital Account shall be debited by (i) the amount of distributions of Available Cash From Operations made to such Manager or Member, (ii) the Gross Asset Value of property distributed to such Manager or Member by the Company, (iii) Operating Losses and any items of deductions and losses specially allocable to such Manager and Member, and (iv) the amount of any liabilities of such Manager of Member assumed by the Company or which are secured by any property contributed by such Manager or Member to the Company.

(c) The amount of any liability determined under Paragraph 1.6(a) hereof or this Paragraph 1.6(c) shall be determined by taking into account Section 752(c) of the Code and other applicable provisions of the Code and the Regulations thereunder.

(d) Provided any such modifications do not adversely affect the rights of any Manager or Member, the Manager is hereby authorized to modify from time to time the method by which such Capital Accounts are maintained in order to comply with the requirements of the Code and the regulations promulgated thereunder. Unless a termination of the Company occurs under Section 708(b)(1)(B) of the Code, if a Manager or Member transfers his, her or its interests in the Company, the transferee, including any Economic Interest Holder, will succeed to the transferor's Capital Account.

1.7 The term "Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law).

1.8 The term "Company" means Film Planet Galaxy Fund II, LLC, a California limited liability company.

1.9 The terms "Cumulative Operating Profits" and "Cumulative Operating Losses" mean the respective difference, measured from the commencement of the Company to the end of the applicable period of computation, between:

(a) the sum of the aggregate respective Operating Profits of the Company (or specified items thereof, as the case may be); and

(b) the sum of the aggregate respective Operating Losses of the Company (or specified items thereof, as the case may be).

1.10 The term "Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset of the Company for such taxable year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

1.11 The term "Economic Interest" means a person's right to share in the Operating Profits, Operating Losses or similar items, and to receive distributions of Cash Available For Distribution from the Company, but does not include any other rights of a Member, including, without limitation, the right to vote or to participate in the management of the Company.

1.12 The term "Gross Asset Value" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Manager or Member to the Company shall be the gross fair market value of such asset, as determined by the contributing person and the Manager, provided that, if the contributing person is a Manager the determination of the fair market value of a contributed asset shall be determined by appraisal or agreement of the Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional Share in the Company (other than pursuant to Paragraph 9 hereof) by any new or existing Manager or Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Manager or Member of more than a de minimis amount of Company property as consideration for a Share; and (iii) the liquidation of the Company within the meaning of Treas. Reg. §1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i) and (ii) hereof shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Manager and Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Manager or Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Manager provided that, if the distributee is a Manager, the determination of the fair market value of the distributed asset shall be determined by appraisal or agreement of the Members; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(m) and Paragraph 1.6(d) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph 1.12(d) to the extent the Manager determines that an adjustment pursuant to Paragraph 1.12(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Paragraph 1.12(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph 1.12(a), 1.12(b) or 1.12(d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Operating Profits and Operating Losses.

1.13 The term "Majority in Interest of the Members," unless otherwise provided in the Agreement, means more than fifty percent (50%) of the interests of the Members in the current profits of the Company.

1.14 The term "Manager" means Film Planet, LLC or any other duly elected Manager.

1.15 The term "Manager/Member Non-Recourse Debt" has the meaning set forth in Treas. Reg. §1.704-2(b)(4).

1.16 The term "Manager/Member Non-Recourse Debt Minimum Gain" means an amount, with respect to each Manager or Member Non-Recourse Debt, equal to the Company Minimum Gain that would result if such Manager or Member Non-Recourse Debt were treated as a Non-Recourse Liability, determined in accordance with Treas. Reg. §1.704-2(i)(3).

1.17 The term "Manager/Member Non-Recourse Deductions" has the meaning set forth in Treas. Reg. §§1.704-2(i)(1) and 1.704-2(i)(2).

1.18 The term "Member" means a person who:

(a) has been admitted to the Company as a Member in accordance with this Agreement, or an assignee of a Member, other than an Economic Interest Holder, who has become a Member pursuant to Paragraph 19 hereof; and

(b) has not resigned, withdrawn or been expelled as a Member or, if other than an individual, been dissolved.

The term "Member" does not include the Manager or Peter Klauser, the original Member (the "Original Member"), except to the extent the Manager or Peter Klauser purchases Shares. The Original Member will withdraw from the Company upon the admission of the first Member.

1.19 The term "Non-Recourse Deductions" has the meaning set forth in Treas. Reg. §1.704-2(b)(1).

1.20 The term " Non-Recourse Liability" has the meaning set forth in Treas. Reg. §1.704-2(b)(3).

1.21 The terms "Operating Profits" and "Operating Losses" mean, with respect to any period of time, the net income for federal income tax purposes or net loss for federal income tax purposes of the Company.

1.22 The term "Participation Percentage" means the percentages for each Member derived by dividing the Capital Contribution made by such Member pursuant to Paragraph 9 hereof by the sum of all such Capital Contributions made by all Members.

1.23 The term "Shares" means the right of a Member to allocations of Operating Profits and Operating Losses and to distributions of Cash Available for Distribution, to vote on matters as provided in this Agreement, and to receive information on the Company.

1.24 The term "Subscription Agreement" means the Agreement signed by Members pursuant to which, inter alia, they agree to make their Capital Contributions, agree to be bound to this Agreement, and are admitted as Members of the Company.

2. FORMATION.

The Members hereby organize the Company as a limited liability company pursuant to the provisions of the Act and the rights, duties, and liabilities of the Members shall be as provided in the Act, except as otherwise expressly stated in this Agreement. The Manager shall prepare, execute and cause the Articles to be filed with the California Secretary of State. If the Manager deems it to be in the best interests of the Company, the Manager shall cause a certified copy of the Articles to be recorded in the office of the recorder in each county in each state in which the Company hereafter holds title to real property or hereafter establishes a place of business. In addition, the Manager shall cause to be filed with the California Secretary of State, on the prescribed form, a statement containing the information required pursuant to the Act to be so filed.

3. NAME.

The name of the Company shall be "Film Planet Galaxy Fund II, LLC."

4. COMMENCEMENT; ADMISSION OF MEMBERS.

4.1 The Company shall commence its existence on the date upon which the Articles are duly filed with the California Secretary of State under the Act and shall continue its existence until it is dissolved pursuant to the provisions of the Act or this Agreement.

4.2 Each Member shall be admitted into the Company as a Member for tax, book, accounting, voting and all other purposes on the first day of the month following the month during which the Member's subscription for shares is accepted by the Manager, unless the Manager in its discretion selects a different admission policy that is reasonable and consistent with applicable law and regulation. As soon as practicable after the execution of this Agreement with respect to each new Member, the Manager shall issue a certificate of membership to each Member acknowledging his, her or its status as a Member.

5. STATUTORY AGENT FOR SERVICE OF PROCESS; PRINCIPAL EXECUTIVE OFFICE.

5.1 The initial statutory agent for the service of process and the initial principal office shall be that person and location set forth in the Articles as filed with the California Secretary of State. The Manager may, from time to time, change the statutory agent or registered office through appropriate filings with the California Secretary of State. In the event the statutory agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement statutory agent or file a notice of change of address, as the case may be, in accordance with the Act.

5.2 The principal executive office of the Company shall be at 513 Wilshire Boulevard, Suite 341, Santa Monica, California 90401 or such other place as the Manager may from time to time designate.

6. TERM.

Unless earlier terminated as provided in this Agreement, the Company shall continue until December 31, 2033.

7. PURPOSES.

The Company is formed for the following purposes:

7.1 To produce, finance, and distribute motion pictures and television shows, and other entertainment programming (collectively the "Programs").

7.2 The entering into, performing and carrying out of contracts of any kind necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company.

7.3 The doing of any and all acts and things necessary, appropriate, proper, advisable, incidental to, or convenient for the furtherance and accomplishment of the business, objectives, and purposes set forth herein.

8. POWERS, RIGHTS AND DUTIES OF THE MANAGER.

8.1 Subject to the provisions of Paragraph 8.3 and the other applicable provisions of this Agreement, the Manager shall have the full, exclusive and complete authority and discretion in the management and control of the business of the Company for the purposes stated herein and shall have the right to make any and all decisions affecting the business of the Company. Subject to the provisions of this Agreement, the Manager, on behalf of the Company, shall have full and exclusive authority to execute and acknowledge any and all contracts, agreements, licenses and other documents, and to make withdrawals from Company checking, savings and similar accounts. Without limiting the generality of the foregoing, the Manager shall have the following rights and powers which it may exercise at the cost, expense and risk of the Company:

(a) To expend the capital and income of the Company, if any, in the furtherance of the Company's business, including, but not limited to, financing, developing, producing, licensing, selling, distributing and exhibiting the Programs, which includes, but is not limited to, causing the Company to pay compensation to, and to reimburse expenses incurred by, persons providing services to the Company, including but not limited to the Manager and its Affiliates;

(b) To cause the Company to incur borrowings, whether secured or unsecured by the Company's assets, without the consent of the Members, and to execute and deliver all documents and instruments in connection with the financing, development, production, editing, filming, licensing, distribution and exhibition of the Programs;

(c) To cause the Company to pledge and sell some or all of the assets of the Company on such terms and conditions as determined by the Manager without the consent of the Members, and to execute and deliver assignments, licenses and other transfers and conveyances in connection with the Company's properties and operations;

(d) To execute and deliver promissory notes, checks, drafts, and other negotiable instruments on behalf of the Company;

(e) To hire on behalf of the Company such employees, independent contractors and personnel as the Manager deems necessary or appropriate in order to conduct the Company's business and participate in Programs, including but not limited to Affiliates of the Manager;

(f) To employ such attorneys, accountants and other persons, subject to the terms otherwise stated herein, as the Manager deems necessary or advisable to carry out the purposes of the Company;

(g) To purchase from or through others, contracts of liability, casualty and other insurance which the Manager deems advisable, appropriate, convenient or beneficial to the Company;

(h) To invest Company funds in government securities, certificates of deposit, banker's acceptances or similar investments;

(i) To enter into such agreements and contracts with such parties and to give such receipts, releases and discharges with respect to all of the foregoing and any matters incident thereto as the Manager deems advisable, appropriate or convenient;

(j) To delegate all or any of its duties hereunder, and in furtherance of any such delegation, to appoint, employ, or contract with any person deemed in its discretion necessary or desirable for the transaction of the business of the Company, including persons, firms or entities (i) which employ or are affiliated with or subject to the control of the Manager, and (ii) in which it has a proprietary interest. Such persons may, under the supervision of the Manager, (i) administer the day-to-day operations of the Company, (ii) serve as the Company's advisors and consultants in connection with policy decisions made by the Manager, (iii) act as consultants, accountants, correspondents, attorneys, brokers, escrow agents, or in any other capacity deemed by the Manager necessary or desirable, (iv) perform or assist in the performance of administrative or managerial functions necessary for the management of the Company, and (v) perform such other acts or services for the Company as the Manager in its sole and absolute discretion may approve;

(k) To admit new Members into the Company on such terms and conditions as determined by the Manager in its sole discretion;

(l) To cause the Company to raise capital and issue more Shares or other securities from time to time without limit; and

(m) To execute and deliver any and all other instruments to carry out the purposes hereof.

8.2 The Manager shall possess and may enjoy and exercise all of the rights and powers of members and managers as provided by the Act, except to the extent any of such rights may be limited or restricted by the express provisions of this Agreement. The Manager shall devote such time to the Company and its business as shall be necessary to conduct the Company business, to operate and manage the Company in an efficient manner and to carry out the Manager's responsibilities as herein provided. The Manager shall have the right to elect officers of the Company and shall be entitled to elect themselves or others, including Affiliates, to any such offices.

8.3 Notwithstanding the provisions of this Paragraph 8, neither the Manager nor any Member shall have any right, power or authority to:

(a) Do any act in contravention of this Agreement without first obtaining the written consent thereto of a Majority in Interest of the Members.

(b) Do any act, other than one specified in another clause of this Paragraph 8.3 (in which case the provisions of that clause shall prevail over this clause), which would (i) make it impossible to carry on the ordinary business of the Company, or (ii) change the nature of the Company's business, without first obtaining the written consent thereto of a Majority in Interest of the Members.

(c) Confess a judgment against the Company, without first obtaining the written consent thereto of a Majority in Interest of the Members.

(d) Possess Company property, or assign the Company's right in such property, for other than a Company purpose without first obtaining the written consent thereto of a Majority in Interest of the Members.

(e) Admit a person as an additional manager other than an Affiliate of the Manager, without first obtaining the written consent of a Majority in Interest of the Members.

(f) Amend this Agreement without first obtaining the written consent thereto of a Majority in Interest of the Members, unless the amendment is ministerial.

8.4 Any person not a party to this Agreement who shall deal with the Company shall be entitled to rely conclusively upon the power and authority of the Manager as set forth herein.

8.5 The Company shall reimburse the Manager for all out-of-pocket expenses and an allocable portion of indirect overhead expenses incurred by the Manager in conducting the Company's business, and all direct and indirect disbursements to third parties made and obligations incurred on behalf of the Company to third parties, including items such as the Company's legal expenses and other costs and expenses incurred in the operation of the Company's business. The Manager and its Affiliates may earn compensation in connection with the Company's business and Programs, and may provide other services to the Company from time to time and shall be entitled to receive compensation for such services; provided, that such compensation may not exceed the amount which would be payable to an unaffiliated party for similar services in the same geographic area. Additionally, the Manager will receive an annual management fee equal to 2% of the Company's total assets, payable during each year on a calendar quarter basis based on the amount of total assets indicated on the Company's balance sheet at the end of each calendar quarter.

8.6 Any consent, approval or decision to be made by the Manager under this Agreement for the Company must be approved by a majority of the individuals or entities comprising the Manager; provided, that a majority of the individuals or entities comprising the Manager may designate by written resolution executive officers of the Company or one or more individual Managers who are empowered to execute documents and make decisions on behalf of the Manager and the Company, as specified in said duly adopted resolution of the Manager.

9. CAPITAL CONTRIBUTIONS.

9.1 The Manager may but shall not be obligated to contribute capital to the Company other than an initial capital contribution of $100 in cash made upon the formation of the Company. Any capital contributions made by the Manager for the purchase of Shares (not including the initial $100 cash capital contribution) and by the other Members pursuant to Paragraph 9.2 hereof shall be referred to as the "Capital Contributions."

9.2 The Members shall make an aggregate Capital Contribution to the Company in the amount determined by the Manager, at a price of One Dollar ($1.00) per Share. Concurrently with the execution and delivery to the Manager of the Subscription Agreement, each Member shall deliver in cash to the Manager the amount of his, her or its respective Capital Contribution, all as set forth on the Subscription Agreement for each such Member.

9.3 Subject to the provisions of Paragraph 12.3 below, no Member shall be personally liable for any obligations or debts of the Company or any of its losses beyond the total amount the Member has agreed to contribute to the capital of the Company and to the Member's share, if any, of the undistributed Cash Available For Distribution attributable to the Member. Except as provided in this Paragraph 9, and in Paragraph 12.3 below, no Member shall have any obligation to make an additional Capital Contribution to the Company.

9.4 Except as specifically provided in this Agreement, no Manager or Member shall be entitled to interest on his, her or its Capital Contributions.

10. ADVANCES.

10.1 If any funds are required by the Company for the operation of its business in excess of the Capital Contributions made by the Members required pursuant to Paragraph 9 above and loans obtained from third parties, then any Member and Manager shall have the right, but not the obligation, upon the approval of the Manager, to advance such funds (the "Advances") to the Company.

10.2 If any Manager or Member makes an Advance pursuant to Paragraph 10.1 above, such Advance shall constitute an unsecured loan to the Company.

10.3 The terms and conditions of an Advance by any Member or Manager shall be determined by the Manager pursuant to its best business judgment. The Advance shall be evidenced by a promissory note and shall be repaid to the Member or Manager making the Advance pursuant to Paragraph 12 of this Agreement.

10.4 If any Member or Manager lends money to the Company for any purpose, whether as an Advance or otherwise, in connection with such loan the Member or Manager shall be deemed an unsecured creditor of the Company, and not a Member, for the purpose of determining his, her or its right and priority to the payment of interest on and the repayment of the principal of such loan.

11. PROFITS AND LOSSES.

11.1 Subject to Paragraph 11.3 hereof, Operating Losses of the Company shall be allocated first, in accordance with previously allocated Operating Profits, and then, 100% to the Members, pro rata in accordance with their Participation Percentages.

11.2 Subject to Paragraph 11.3 hereof, Operating Profits shall be allocated among the Manager and Members in accordance with distributions of Cash Available for Distribution pursuant to Paragraphs 12.2(b) and 12.2(c) of this Agreement or, in the absence of distributions of Cash Available for Distribution, 100% to the Members pro rata in accordance with their relative Participation Percentages.

11.3 No allocation of Operating Profits and Operating Losses shall be made under Paragraphs 11.1 or 11.2 hereof without compliance with the following:

(a) Notwithstanding anything contained in this Paragraph 11 to the contrary, if there is a net decrease in "Minimum Gain," as such term is defined in Paragraph 11.3(b) hereof, for any Company taxable year, each Member shall be allocated items of Company income and gain for such year in accordance with Treas. Reg. §§1.704-2(f), (g) and (j).

(b) "Minimum Gain" with respect to any taxable year of the Company means the minimum gain of the Company computed strictly in accordance with the principles of Treas. Reg. §§1.704.2(f), (g) and (j). Subject to the previous sentence, "Minimum Gain" means the sum, for all Company assets, of the amounts of taxable income or gain that would be realized if each such asset were disposed of for an amount equal to the nonrecourse liabilities (as defined under Treas. Reg. §1.704-2(b)) ("Non-Recourse Liabilities") secured by such assets. For this purpose, where any such asset is subject to multiple Non-Recourse Liabilities of unequal priority, the adjusted basis of such asset shall be allocated among such Non-Recourse Liabilities in order of priority from most senior first to least senior last. Where two or more Non-Recourse Liabilities are of equal priority, basis shall be allocated among such Non-Recourse Liabilities pro rata in proportion to the outstanding balances of such Non-Recourse Liabilities.

(c) Notwithstanding anything contained in this Paragraph 11 to the contrary, if any Member unexpectedly receives an allocation or distribution described below, and such allocation or distribution causes or increases a deficit balance in such Member's Capital Account, such Member shall be allocated items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. The Distributions and Allocations referred to in the preceding sentence are the following:

(i) Any allocations of Operating Losses or other deductions that, as of the end of such year, reasonably are expected to be made to such Member pursuant to Sections 704(e)(2) and 706(d) of the Code, or pursuant to Treas. Reg. §1.751-1(b)(2)(ii).

(ii) Any distributions that, as of the end of such year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's Capital Account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made (other than increases pursuant to the Minimum Gain chargeback provided in Paragraph 11.3(a) hereof).

The provisions of this Paragraph 11.3(c) are intended to be a "Qualified Income Offset" within the meaning of Treas. Reg. §1.704-1(b)(2)(ii)(d). In the event of any conflict between this Paragraph 11.3(c) and those Regulations, the Regulations shall prevail.

(d) Any Operating Losses or other expenditures of the Company under Section 705(a)(2)(B) of the Code, attributable to a loan made by a Member to the Company for which such lending Member bears the "economic risk of loss," as that term is defined in Treas. Reg. §1.704-1T(b)(4)(iv)(k)(1), shall be allocated to such lending Member.

(e) Non-Recourse Deductions for any taxable year shall be specially allocated to the Manager and Members.

(f) Any Manager/Member Non-Recourse Deductions for any taxable year shall be specially allocated to the Manager or Member who bears the economic risk of loss with respect to the Manager/Member Non-Recourse Debt to which such Manager/Member Non-Recourse Deductions are attributable in accordance with Treas. Reg. §1.704-2(2)(i)(1).

(g) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(m)(2) or Treas. Reg. §1.704-1(b)(2)(iv)(m) (4), to be taken into account in determining Capital Accounts as the result of a distribution to a Manager or Member in complete liquidation of his, her or its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment decreases the basis of the asset) and such gain or loss shall be specially allocated to the Manager and Members in accordance with their interests in the Company in the event that Treas. Reg. §1.704-1(b)(2)(iv)(m)(2) applies, or to the Managers and Members to whom such distribution was made in the event that Treas. Reg. §1.704-1(b)(2)(iv)(m)(4) applies.

(h) Syndication expenses for any taxable year shall be specially allocated to the Members in proportion to their relative Capital Contributions.

(i) In the event that any Member contributes property other than cash to the Company, all allocations of Operating Profits, Operating Losses and items thereof shall be made in accordance with the principles of Section 704(c) of the Code.

(j) Any special allocation of items of Company income, gain, loss or deduction to a Member ("Special Allocations") shall be taken into account in computing subsequent allocations of Operating Profits and Operating Losses to such Member in such a manner that the net amount of all such Special Allocations and allocated Operating Profits and Operating Losses shall equal the amount of Operating Profits and Operating Losses computed as if such Special Allocations had not been required, that would have been allocated to such Member if such Special Allocations had not been made.

12. DISTRIBUTIONS BY THE COMPANY.

12.1 Subject to all of the provisions of this Agreement, Cash Available For Distribution shall be distributed to the Manager and Members at such times and in such amounts as are determined in the sole and absolute discretion of the Manager.

12.2 Cash Available For Distribution shall be distributed as follows:

(a) First, to any Manager or Member, the amount then due on any Advances, payable to each Manager or Member in the same ratio as the amount of the Advances bears to the aggregate amount (including interest thereon) of unpaid Advances outstanding to the Manager and all Members at the time of such distribution.

(b) Second, 100% to the Members, pro rata in accordance with their relative Participation Percentages in the Company until the Members receive total distributions from the Company equal to 11% per annum (the "Return"). The commencement date for the calculation of the Return for each Member will be calculated on a quarterly basis as subscription funds are received by the Company.

(c) Thereafter Cash Available for Distribution will be distributed 80% among the Members, pro rata in accordance with their relative Participation Percentages in the Company, and 20% to the Manager.

12.3 Notwithstanding anything contained in this Agreement to the contrary, Members are liable to return any Company distributions of cash or other assets, with interest, if, immediately following such distribution, the liabilities of the Company, other than liabilities to Members on account of their interest in the Company and liabilities as to which recourse of creditors is limited to specified property of the Company, exceed the fair saleable value of the assets of the Company, not including those assets which are subject to liabilities as to which recourse of creditors is limited, except to the extent to which the fair saleable value of such assets exceeds the liabilities to which they are subject.

12.4 No Member shall have the right to demand and receive property other than cash upon any distribution from the Company, including, without limitation, distributions upon dissolution of the Company. Each Member waives any such right he, she or it may have to distributions other than cash pursuant to the Act.

12.5 No distribution of Cash Available For Distribution shall be made until the allocations described in Paragraph 11 hereof have first been made and, thereafter, distributions of Cash Available For Distribution shall be made first. Liquidating distributions pursuant to Paragraph 21.3 hereof shall be made after taking into account all Capital Account adjustments for the taxable year during which such liquidation occurs (other than adjustments from liquidating distributions) and the effect of a deficit balance in any Manager's Capital Account, and shall be made by the end of such taxable year (or, if later, within ninety (90) days after the date of such liquidation).

13. RIGHTS AND OBLIGATIONS OF THE MEMBERS.

13.1 Except as expressly provided in this Agreement to the contrary, the Members (excluding a Manager who is also a Member) shall take no part in the operation, management or control of the Company's business.

13.2 The Members (excluding a Manager who is also a Member) shall have no power to sign for or to bind the Company. All authority to act on behalf of the Company is vested in the Manager. Any Member who takes any action to bind the Company in contravention of this Agreement shall indemnify the Company for any costs, expenses, claims or liabilities incurred by the Company as a result of the unauthorized action of such Member. Without limiting the foregoing, the exercise by a Member of any rights granted by this Agreement, or serving as a third-party contractor, consultant or surety of the Company, shall not be deemed to be taking part in the execution, management or control of the Company's business.

13.3 Subject to the provisions of Paragraph 12.3 of this Agreement, Members shall not be personally liable for any obligations or debts of the Company or any of its losses beyond the total amount the Members have agreed to contribute to the capital of the Company and to the Members' share, if any, of the undistributed Cash Available For Distribution attributable to the Members.

13.4 The Members are entitled to vote in a meeting or by written consent, prior to any such action being taken, to do any of the following, subject to Paragraph 8.3 of this Agreement:

(a) Approve any act which would be in contravention to this Agreement.

(b) Approve any act, other than one specified in another clause of this Paragraph 13.4 (in which case the provisions of that clause shall prevail over this clause) which would make it impossible to carry on the ordinary business of the Company.

(c) Approve the confession of a judgment against the Company.

(d) Approve the possessing of Company property, or the assignment of the Company's right in such property, for other than a Company purpose.

(e) Approve the merger of the Company or the dissolution and winding up of the Company.

(f) Approve any nonministerial amendment to this Agreement or the Articles. The Manager may make ministerial amendments to this Agreement or the Articles without the approval of any Members.

(g) Approve the admission of a Manager other than an Affiliate of the Manager, except after the only remaining Manager ceases to be a Manager.

(h) Where there is no remaining Manager, elect to continue the business of the Company or admit a Manager, except upon removal of the last Manager.

(i) Where there is no remaining Manager, admit a Manager or elect to continue the business of the Company following the removal of the last Manager.

(j) Remove a Manager, as provided in Paragraph 14.3 hereof.

The matters specified in Paragraphs 13.4(a) through (g) above, also requires the concurrence of the Manager. Approval of the matters set forth in paragraph 13.4(j) hereof requires the approval of at least 75% of the Members, based on their Participation Percentages. Approval of the matters set forth in Paragraphs 13.4(a) through (i) requires the approval of at least a Majority in Interest of the Members. In the case of any other matter with respect to which the Members are entitled to vote under this Agreement, action shall be taken if approved by the Manager and a Majority in Interest of the Members. Except as provided in this Paragraph 13.4 or elsewhere in this Agreement, no Member shall have the right to vote on any matter affecting the Company's business.

13.5 Meetings of the Members may be called either by the Manager or by Members holding at least 50% of the Participation Percentages. Any Member may obtain from the Manager, at any time, a list of the names and addresses of all the Members. At any meeting of the Members, the presence in person or by proxy of a Majority in Interest of the Members shall constitute a quorum. A meeting of the Members may be called for voting on any matter upon which the Members are entitled to vote. The Company is not obligated to have meetings of the Shareholders unless called by the Manager or the Shareholders in accordance with the terms of Section 13.5 of this Agreement.

14. ADDITIONAL MANAGERS; WITHDRAWAL; REMOVAL.

14.1 Persons may be admitted to the Company as additional or substitute Managers with the consent of the Manager only, and without the consent of any Member, if the proposed additional or substitute Manager is an Affiliate of the Manager, or if the proposed additional or substitute Manager is not an

Affiliate of the Manager, with the consent of the Manager and a Majority-In-Interest of the Members, subject to Sections 13.4(g), 13.4(h), 13.4(i) and 13.4(j) of this Agreement.

14.2 The Manager shall have the right to withdraw or resign from the Company upon 90 days prior written notice to the Members.

14.3 A Manager may be removed by Members holding at least 75% of the Participation Percentages, provided such Manager has breached its fiduciary duty to the Company, has breached its obligations under this Agreement and such breach remains uncured for more than 30 days after he has received notice thereof, or has acted in a bad faith manner with respect to the Company and its business.

15. AMENDMENTS.

15.1 Amendments may be made to this Agreement from time to time with the consent of the Members as provided in Paragraph 13.4 above or, if the amendment is ministerial or involves the admission of new Members pursuant to Paragraphs 8.1(k), 8.1(l) or another provision of this Agreement, by the Manager without the consent of any Member.

15.2 In making amendments, there shall be prepared and filed by the Manager, such documents, amendments, certificates and statements as shall be required to be prepared and filed pursuant to the Act and under the laws of the other jurisdictions in which the Company owns property or is required to file.

15.3 The consent of the Manager to any amendment to this Agreement shall be deemed approved by the Manager if executed by it.

16. INSURANCE.

The Company may procure liability insurance (or shall be designated as an additional insured, if appropriate) which will protect it from liability to others because of personal injury (including death) and property damage which may arise from operations under this Agreement, and such other insurance as is customary, desirable or required for the conduct of the Company's business, as determined by the Manager in its sole discretion.

17. FISCAL YEAR, BOOKS AND RECORDS AND BANK ACCOUNTS.

17.1 The Company, for accounting and income tax purposes, shall operate on a fiscal year coincident with the calendar year and shall utilize such accounting principles and income tax elections and determinations as shall be determined by the Manager. The Manager shall serve as the "Tax Matters Partner" for the Company.

17.2 The books and records of, and other information pertaining to, the Company shall be available for inspection, audit, and copying by any Member (or holder of an Economic Interest) or his representatives
during normal business hours at the principal executive office of the Company set forth in Paragraph 5.2 of this Agreement. Such books, records and other information shall include:

(a) a then current list of the full name and last-known business, residence or mailing address of each Member, set forth in alphabetical order, together with such person's Capital Contribution and share of Operating Profits, Operating Losses and Cash Available For Distribution.

(b) a copy of the initial Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles have been executed;

(c) copies of the Company's federal, state and local income tax or information returns and reports, if any, for the three (3) then most recent taxable years;

(d) copies of this Agreement and all amendments thereto and copies of all prior operating agreements and amendments thereto no longer in effect;

(e) financial statements of the Company for the three (3) then most recent years;

(f) the Company's books and records for at least the then current and past three (3) fiscal years; and

(g) any other documents required under the Act.

Upon the request of the Members, the Manager shall promptly deliver to such Members, at the expense of the Company, (i) a copy of the information referred to in clauses (a), (b), and (d) of this Paragraph 17.2; (ii) after becoming available, a copy of the Company's federal, state and local income tax information returns for each year; and (iii) a copy of any amendment to the Agreement executed by the Manager pursuant to a power of attorney from the Members, or pursuant to their right to do so amend without the concurrence of the Members.

17.3 Each Member may inspect and copy other information regarding the affairs of the Company as is just and reasonable for any purpose reasonably related to such Member's Shares.

17.4 All funds of the Company shall be deposited in a separate bank account or accounts as shall be determined by the Manager and the Manager shall be entitled to sign on all such accounts.

17.5 The Manager shall maintain the books and records for the Company.

18. REPORTS BY THE COMPANY.

18.1 The Manager shall furnish the Members with all information required for preparation of the Members' federal and state income tax returns within ninety (90) days after the end of the Company's fiscal year.

18.2 The Manager shall furnish the Members with a balance sheet and an income statement prepared by the Manager as soon as is reasonably practicable after the end of each fiscal year of the Company.

19. RESTRICTIONS ON TRANSFER; ASSIGNEES; ADMISSION OF SUBSTITUTE MEMBERS.

19.1 Except as provided in Paragraph 19.4, below, and notwithstanding anything to the contrary contained in the Act, the Members shall not sell, transfer, assign, pledge, hypothecate, encumber, subject to a security interest or otherwise dispose ("Transfer") of their Shares, or any part thereof, without first obtaining the consent of the Manager, and any act in violation of this Paragraph 19.1 shall be null and void ab initio.

19.2 Notwithstanding anything in the foregoing Paragraph 19.1 above to the contrary, before being effective, any Transfer of Shares to a third party or redemption of Shares by the Company must, in the opinion of the Company, (a) comply with all applicable federal, state and local securities laws and regulations with respect to transfers of securities, and (b) not create adverse consequences to the Company or any of the non-assigning Members under any applicable federal, state or local tax laws, including but not limited to causing the Company to be treated as a publicly traded partnership. Each Member agrees, before effecting any proposed Transfer, to notify the Company of the same and not to effect the proposed transfer without first obtaining such opinion and otherwise complying with the terms and conditions of this Agreement. Each Member also agrees to notify the Company in writing of the date of effecting any such Transfer, the name and address of the transferee(s) and the portion of the Shares intended to be transferred to each transferee.

19.3 Each Member agrees that notwithstanding the provisions for transfer of any Shares contained herein, the Shares, when and if transferred, shall remain subject to all of the terms and conditions of this Agreement.

19.4 Notwithstanding anything contained in Paragraphs 19.1 and 19.2 above to the contrary, a Member's Shares, or a portion thereof, may be transferred to persons or entities entitled thereto

pursuant to any execution or judicial sale; provided, however, the transferee in such case shall only become an Economic Interest holder with respect to such Shares transferred, and shall in no event become a Member unless and
until such transferee is admitted as a substituted Member in accordance with the provisions of Paragraphs 19.1 and 19.2 hereof.

19.5 A Manager shall have a right to assign its interest in Operating Profits, Operating Losses and Cash Available For Distribution without the consent of any Member, provided, that a Manager may not be added or substituted except in accordance with Paragraphs 13.4(g) and 14.1 of this Agreement.

19.6 An Economic Interest holder who has become a Member has the rights and powers to the extent assigned and is subject to the restrictions and liabilities of a Member under the Articles, this Agreement and the Act. An Economic Interest holder who becomes a Member is also liable for any obligation of his, her or its assignor to make Capital Contributions to the Company to the extent not previously made.

19.7 A Member who has assigned all or a portion of his, her or its Shares in the Company is not released from his, her or its liability to the Company without the written consent of all Members, whether or not the Economic Interest holder becomes a Member. A Member who has assigned all of his, her or its interest in the Company remains a Member until the admission of the Economic Interest holder as a Member as herein provided.

19.8 Each year during the first two weeks of January, Members who have owned Shares for at least one year may submit a written redemption request to the Company requesting that the Company repurchase their Shares. If the Manager determines, in its sole discretion, that funds are available for the Company to repurchase some or all of such Shares, the Company will repurchase all or some of such Shares, as the case may be, on a pro rata basis, as soon as practicable, but no later than 45 days after receipt of the written redemption request. The redemption price for the Shares will be equal to the original subscription price paid for the Shares by the Member.

20. INDEMNIFICATION AND LIABILITY OF MANAGER.

20.1 The Company, its receiver or its trustee, shall indemnify, save harmless and pay all judgments and claims against (a) the Manager from any liability or damage incurred by reason of any act performed or omitted to be performed by it in connection with the business of the Company, except as provided in Paragraph 20.3 of this Agreement or (b) the Members for any act performed by them which is expressly permitted by this Agreement, including attorneys' fees and costs incurred by them in connection with the defense of any action based on any such act or omission, which attorneys' fees and costs may be paid as incurred, including all such liabilities under federal and state securities laws as permitted by law. All judgments against the Company and its Members on which any Member is entitled to indemnification must first be satisfied from Company assets before the Member in question is responsible for such obligations.

20.2 In the event of any action by a Member against the Manager, including a Company derivative suit, the Company will indemnify, save harmless and pay all expenses of the Manager, including attorneys' fees and costs incurred in the defense of such action, if such Manager is successful in such action.

20.3 The Manager shall not be relieved from any liability for any acts or omissions resulting from a material breach of its obligations hereunder or from bad faith. Indemnification to which the Manager is entitled under this Paragraph 20 shall be recoverable out of the assets of the Company but not from the Members.

20.4 The Manager shall not be liable to the Members or to the Company for any loss resulting from errors made by the Manager in the reasonable exercise of business judgment, unless such errors result from a material breach of this Agreement or bad faith by the Manager.

21. DISSOLUTION AND LIQUIDATION.

21.1 The Company shall be dissolved upon the earlier of:

(a) December 31, 2033.

(b) The death, insanity, bankruptcy, retirement, resignation, expulsion, or dissolution of any Manager or any other event which, pursuant to the Act and unless otherwise provided in this Agreement, results in a Manager ceasing to be a Manager, unless a remaining Manager agrees to continue the business of the Company, or unless the Members elect to continue the business of the Company in accordance with Section 13.4 of this Agreement.

(c) An election to dissolve the Company made in writing by the Manager and a Majority in Interest of the Members.

(d) The sale, exchange or other disposition of all or substantially all of the assets of the Company; provided, however, that if the Company receives a purchase money note upon such sale, the Company shall continue in existence until such note is satisfied, sold or otherwise conveyed.

(e) The failure to elect, as provided in Paragraph 13.4(i) of this Agreement, a successor Manager within ninety (90) days from and after removal of the last Manager.

(f) The entry of a judgment of dissolution under the Act.

(g) Acquisition by a single person of all outstanding interests in the Company.

21.2 Upon the dissolution of the Company, the Manager (which term, for the purpose of this Paragraph 21.2, shall include the trustees, receivers or other persons required by law to wind up the affairs of the Company) shall wind up the affairs of the Company as provided in the Act. The Company shall engage in no further business thereafter other than that necessary to wind up the business in accordance with the Act and distribute the assets in accordance with this Agreement. The Members shall continue to allocate Operating Profits and Operating Losses during the winding up period in the same manner as such amounts were divided before dissolution. The parties responsible for winding up shall be entitled to reasonable compensation for their services in connection therewith, which compensation shall be considered an expense of the Company. The Manager may, from time to time and at any time, have the assets or any one or more of them appraised at the expense of the Company for distribution in kind, subject to existing liens and encumbrances.

21.3 From and after the dissolution of the Company, the proceeds from the liquidation of the Company's property and from the operation of the Company's business shall, in accordance with Paragraph 12 of this Agreement, be applied and distributed in the following order:

(a) To creditors, including (to the extent permitted by law) Members who are creditors, in satisfaction of liabilities of the Company other than liabilities for distributions to Members and former Members under Paragraph 12 of this Agreement.

(b) To the parties responsible for winding up the Company, the compensation to which they are entitled for their services in winding up the affairs of the Company.

(c) To the Manager and Members in accordance with Paragraph 12.2 above, (i) any previously generated Cash Available For Distribution which has been earmarked by the Manager for distribution to the Manager and Members but which has not yet been distributed, and (ii) any Cash Available For Distribution which is generated during the period described in Paragraph 21.2 above.

(d) The remainder, if any, to the Manager and Members in accordance with Paragraph 12.2 above.

21.4 Subject to this Paragraph 21, the business and affairs of the Company shall be wound up in the manner provided in the Act.

21.5 As soon as practicable after the dissolution of the Company, a final statement of its assets and liabilities shall be prepared by the Company and furnished to the Members.

21.6 As soon as possible after any of the events specified in this Paragraph 21 effecting the dissolution of the Company occurs, the Manager shall file a written notice of winding up with the California Secretary of State signed on behalf of the Company containing such information as is required by the Act.

21.7 Provided all of the known property and assets of the Company have been applied and distributed pursuant to the Act and this Agreement, written articles of termination shall be signed on behalf of the Company by the Manager. The Manager shall file the articles of termination with the California Secretary of State containing such information as is required by the Act.

22. INVESTMENT REPRESENTATIONS.

Each Member, by executing a copy of this Agreement, hereby represents and warrants to each other Member and the Company as follows:

22.1 The Shares are being acquired for his, her or its own account, for investment, and not with a view to or for sale in connection with any distribution thereof. In that connection, the Member recognizes and understands that the Shares being purchased and sold hereunder have not been registered under the 1933 Act nor qualified under any state securities laws by reason of the fact that the contemplated transaction constitutes a private offering within the meaning of Section 3(b) of the 1933 Act and Regulation A promulgated thereunder.

22.2 The Member has been fully advised of the facts respecting the organization and business of the Company and has been given the opportunity to consult his, her or its legal counsel with respect to the Company. The Member hereby agrees that the offer and sale of the Shares to him, her or it does not involve any public offering of such Shares.

23. SPECIAL AND LIMITED POWER OF ATTORNEY.

Each Member hereby grants to the Manager a special and limited power of attorney, as set forth below:

23.1 The Manager acting alone shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on the behalf of each such Member to execute, acknowledge, and swear to in the execution, acknowledgment and filing of documents, which shall include by way of illustration but not of limitation the following:

(a) The Articles, the Agreement, any separate articles of organization, as well as any amendments to the foregoing which, under the laws of the State of California or the laws of any other state, are required to be executed or filed or which the Manager shall deem it advisable to have executed or to file;

(b) Any other instrument or document which may be required to be executed or filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to have executed or to file; and

(c) Any instrument or document which may be required to effect the continuation of the Company, the admission of additional or substituted Members, or the dissolution and termination of the Company (provided such continuation, admission or dissolution and termination are in accordance with the terms of the Articles and the Agreement), or to reflect any reductions in amount of contributions of Members.

23.2 The special and limited power of attorney of the Manager:

(a) Is a special power of attorney coupled with an interest, is irrevocable, shall survive the death of the granting Member, and is limited to those matters herein set forth;

(b) May be exercised by the Manager acting alone for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact; and

(c) Shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the Economic Interest holder of such Shares has been approved by the Manager for admission to the Company as a substituted Member, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file an instrument or document necessary to effect such substitution.

24. MISCELLANEOUS.

24.1 Notices. Any notice, request, demand, instruction or other document to be given hereunder or pursuant hereto to any party shall be in writing and shall either be personally delivered (in which event such notice shall be deemed effective only upon such delivery), or delivered by mail, sent by registered or certified mail, postage prepaid, return receipt requested to each of the Members at the address set forth on the Company's records. Notices so mailed shall be deemed to have been given seventy-two (72) hours after the deposit of same in the United States mail, postage prepaid, addressed as set forth above. Notice shall not be deemed given unless and until under the preceding sentence notice shall be deemed given to all addressees to whom notice must be sent. The addresses and addressees, for the purpose of this Paragraph 24.1, may be changed by giving written notice of such change in the manner herein provided for giving notice. Unless and until such written notice is received, the last address and addressee stated by written notice, or as provided herein if no written notice of change has been sent or received, shall be deemed to continue in effect for all purposes hereunder.

24.2 Binding Effect. This Agreement shall be binding upon all of the Members and their executors, administrators, successors and permitted assignees.

24.3 Regulations and Laws. Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law, and whenever there is a conflict between any provision of this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event the provisions of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within the requirement of the law. This Agreement is made under and shall be construed pursuant to the laws of the State of California.

24.4 Attorneys' Fees. In the event of any action for breach of or to enforce or declare rights under any provision of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs, to be paid by the losing party.

24.5 Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one agreement, binding upon all of the parties hereto, notwithstanding that all of the parties are not signatories to the original or the same counterparts.

24.6 No Other Agreement. The entire agreement of the parties with respect to the Company is contained and referred to herein.

24.7 Headings. The paragraph headings of the various provisions hereof are intended solely for convenience of reference and shall not in any manner amplify, limit or modify, or otherwise be used in the interpretation of, any of said provisions.

24.8 Competitive Activities. Nothing herein contained shall preclude any Manager or Member from owning, purchasing, selling, or otherwise dealing in any manner with any property or engaging in any business whatsoever without notice to any other Manager or Member, without participation of any other Manager or Member, and without liability to any other Manager or Member. It is understood that any Manager or Member may now or hereafter engage in any business or possess any property of any type, whether or not such business or such property competes with the business or property of the Company. Each Manager and Member hereby waives any right which he, she or it may have against others who may capitalize on or take advantage of information learned as a result of an association with the Company.

24.9 Gender and Tense. As used in this Agreement, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to include the others whenever the context so indicates.

24.10 Remedies. If any party to this Agreement shall fail to observe or perform any term, covenant, condition or other obligation on his, her or its part to be observed or performed pursuant to this Agreement or in connection with this Agreement (the "Defaulting Party"), any other party to this Agreement, in addition to and not in lieu or in limitation of, any of his, her or its other remedies under this Agreement, under any statute or at law, shall be entitled to apply to, and obtain from, any court of equity having jurisdiction over the Defaulting Party:

(a) An injunction, temporary restraining order and any other prohibitory decree to prevent any further such failure to observe or perform on the part of the Defaulting Party; and

(b) A decree for specific performance of any such term, covenant, condition or other obligation.

24.11 No Waiver. The waiver by one party of the performance of any covenant, condition or promise shall not invalidate this Agreement nor shall it be considered a waiver by such party of any other covenant, condition or promise hereunder. The waiver by any party of the time for performing any act shall not constitute a waiver of the time for performing any other act or an identical act required to be performed at a later time. The exercise of any remedy shall not exclude other consistent remedies.

24.12 Section 704(c). If any party makes a contribution of property to the Company, the adjusted basis of which for income tax purposes is different from the value at which such property is accepted by the Company, the Company shall elect to have such difference allocated to the contributing party pursuant to Section 704(c) of the Code and any comparable state statute.

24.13 No Third-Party Benefit. Nothing contained in this Agreement shall be deemed to confer any right or benefit on any person or entity who is not a party to this Agreement.

24.14 Section 754 Election. The Manager may, in its sole and absolute discretion, make the election provided for in Section 754 of the Code.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"MANAGER"

FILM PLANET, LLC

By______________________________

Peter Klauser, President

Address for Manager:

513 Wilshire Boulevard, Suite 341
Santa Monica, California 90401

"ORIGINAL WITHDRAWING MEMBER"

____

Peter Klauser

"MEMBERS"

By:______________________________

Film Planet, LLC, as Attorney-in-Fact for all of the Members who have executed Subscription Agreements

EXHIBIT B

SUBSCRIPTION DOCUMENTS

SUBSCRIPTION AGREEMENT

Name of Investor:____
(Print)

Film Planet Galaxy Fund II, LLC
513 Wilshire Boulevard, Suite 341
Santa Monica, California 90401
Attention: Peter Klauser, President of Manager

Re: Film Planet Galaxy Fund II, LLC – 5,000,000 Shares of Limited Liability Interests (the "Shares")

Gentlemen:

1. *Subscription.* The undersigned hereby tenders this subscription and applies to purchase the number of Shares in Film Planet Galaxy Fund II, LLC (the "Company") indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Share is one dollar ($1.00). The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Shares. The undersigned understands that the Shares are being offered pursuant to the Confidential Private Placement Offering Circular, dated December 17, 2003, and its exhibits (the "Offering Circular"). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information contained in the Purchaser Questionnaire is complete and accurate, and presents a true statement of the undersigned's financial condition.

2. *Representations and Understandings.* The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

(i) The undersigned is acquiring the Shares for investment purposes, for the undersigned's own account only, with no intention or view to distributing the Shares or any participation or interest therein.

(ii) The undersigned understands that the Shares are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the ground that the issuance thereof is exempt under Section 3(b) of the 1933 Act and Regulation A promulgated thereunder, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Shares.

(iii) The undersigned (i) has a net worth (or joint net worth with spouse) of at least $1,000,000 or (ii) has an annual gross income during the past two years and a reasonable expectation of annual gross income in the current year of at least $200,000 or $300,000 jointly with spouse, or (iii) otherwise meets the criteria for being an "Accredited Investor" as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), or (iv) is the beneficiary of a fiduciary account, or, if the fiduciary of the account or other party is the donor of funds used by the fiduciary account to make this investment, then such donor, who meets the requirements of either (i), (ii) or (iii) above.

(iv) The undersigned understands that the Shares may not be registered under the securities laws of certain states on the basis that the issuance thereof is exempt as an offer and sale not involving a public offering in such state. The undersigned understands that reliance on such exemptions is predicated in part on the truth and accuracy of the undersigned's representations and warranties and those of other purchasers of Shares. The undersigned covenants not to sell, transfer or otherwise dispose of a Share unless such Share has been registered under the applicable state securities laws, or an exemption from registration is available.

(v) The undersigned has no need for any liquidity in his investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Shares and it is not likely that any public market for the Shares will develop; (b) it may not be possible to liquidate the investment readily; (d) a legend as to the restrictions on transferability of the Shares referred to in the Company's Operating Agreement will be made on the document evidencing the Share, and (e) a notation in the appropriate records of the Company will be made with respect to any restrictions on transfer of Shares.

(vi) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him of Shares have been made within the state indicated below his signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

(vii) The undersigned has relied solely upon the Offering Circular and independent investigations made by him or his purchaser representative with respect to the Shares subscribed for herein, and no oral or written representations beyond the Offering Circular have been made to or relied upon by the undersigned.

(viii) The undersigned agrees not to transfer or assign this subscription or any interest therein.

(ix) The undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription after the Company has accepted the undersigned's offer to subscribe.

(x) If the undersigned is a partnership, corporation or trust, it has been duly formed, is validly existing, has full power and authority to make this investment, and has not been formed for the specific purpose of investing in the Shares. This Subscription Agreement and all other documents executed in connection with this subscription for Shares are valid, binding and enforceable agreements of the undersigned.

(xi) The undersigned meets any additional suitability standards and/or financial requirements which may be required in the jurisdiction in which he resides, or is purchasing in a fiduciary capacity for a person or account meeting such suitability standards and/or financial requirements, and he is not a minor.

3. *Indemnification.* The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Shareholders and agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein being untrue or inaccurate, or because of a breach of this agreement by the undersigned. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the registrant pursuant to the following provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

4. *Taxpayer Identification Number/Backup Withholding Certification.* Unless a subscriber indicates to the contrary on the Subscription Agreement, he will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty percent (20%) withholding on interest or dividends paid to the holder of the Shares.

5. *Governing Law.* This Subscription Agreement will be governed by and construed in accordance with the laws of the State of California. The venue for any legal action under this Agreement will be in the proper forum in the City of Los Angeles, State of California.

6. *Special Power of Attorney.* The undersigned hereby appoints and Film Planet, LLC as the undersigned's attorney-in-fact with power and authority to act in the undersigned's name and on the undersigned's behalf to execute, verify, acknowledge, deliver and file the Operating Agreement for the Company, any other documents, instruments, certificates or agreements necessary to effect the existence and continuation of the Company, any amendments to said documents, instruments, certificates or agreements, and any documents evidencing the admission of Members, which may be made by the Manager without obtaining the consent of the undersigned, or with obtaining such consent so long as it has been obtained. This special power of attorney is coupled with an interest, is irrevocable, and shall survive any transfer of Shares or the death of the undersigned.

The undersigned has (have) executed this Subscription Agreement on this ____ day of ________,

20___, at ________________________________.

SUBSCRIBER (1)	SUBSCRIBER (2)
______________________ Signature	______________________ Signature
______________________ (Print Name of Subscriber)	______________________ (Print Name of Subscriber)
______________________ (Street Address)	______________________ (Street Address)
______________________ (City, State and Zip Code)	______________________ (City, State and Zip Code)
______________________ (Social Security or Tax Identification Number)	______________________ (Social Security or Tax Identification Number)

Number of Shares ____________

Dollar Amount of Shares (At $1.00 per Share) ______________________

PLEASE MAKE CHECKS PAYABLE TO: **"FILM PLANET GALAXY FUND II, LLC**

MANNER IN WHICH TITLE IS TO BE HELD:

- ☐ Community Property*
- ☐ Joint Tenancy With Right of Survivorship*
- ☐ Corporate or Fund Owners **
- ☐ Pension or Profit Sharing Plan
- ☐ Trust or Fiduciary Capacity (trust documents must accompany this form)
- ☐ Fiduciary for a Minor
- ☐ Individual Property
- ☐ Separate Property
- ☐ Tenants-in-Common*
- ☐ Tenants-in-Entirety*
- ☐ Keogh Plan
- ☐ Individual Retirement Account
- ☐ Other (Please indicate) ______________________

* Signature of all parties required

** *In the case of a Fund, state names of all partners.*

SUBSCRIPTION ACCEPTED:

FILM PLANET GALAXY FUND II, LLC

By: ______________________ ______________________

Peter Klauser, President of Manager DATE

FILM PLANET GALAXY FUND II, LLC
PURCHASER QUESTIONNAIRE

Film Planet Galaxy Fund II, LLC
513 Wilshire Boulevard, Suite 341
Santa Monica, California 90401
Attention: Peter Klauser, President of Manager

Re: FILM PLANET GALAXY FUND II, LLC

Gentlemen:

The following information is furnished to you in order for you to determine whether the undersigned is qualified to purchase shares of limited liability interests (the "Shares") in the above referenced company pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), Regulation A promulgated thereunder, and appropriate provisions of applicable state securities laws. I understand that you will rely upon the following information for purposes of such determination, and that the Shares will not be registered under the Act in reliance upon the exemption from registration provided by Section 3(b) of the Act, Regulation A, and appropriate provisions of applicable state securities laws.

ALL INFORMATION CONTAINED IN THIS QUESTIONNAIRE WILL BE TREATED CONFIDENTIALLY. However, I agree that you may present this questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Shares is exempt from registration under the Act or meets the requirements of applicable state securities laws.

I hereby provide you with the following representations and information:

1. Name: ______________________________

2. Residence Address & Telephone No: ______________________________

3. Mailing Address: ______________________________

3a. Email Address: ______________________________

4. Employer and Position: ______________________________

5. Business Address & Telephone No: ______________________________

6. Business or Professional Education & Degree: ______________________________

7. Date of Birth: ______________________________

8. Prior Investments of Purchaser:

(Initial appropriate category below):

Capital Stock:	☐ None *(Initial)*	☐ Up to $50,000 *(Initial)*	☐ $50,000 to $250,000 *(Initial)*	☐ Over $250,000 *(Initial)*
Bonds:	☐ None *(Initial)*	☐ Up to $50,000 *(Initial)*	☐ $50,000 to $250,000 *(Initial)*	☐ Over $250,000 *(Initial)*
Other:	☐ None *(Initial)*	☐ Up to $50,000 *(Initial)*	☐ $50,000 to $250,000 *(Initial)*	☐ Over $250,000 *(Initial)*

9. Based on the definition of an "Accredited Investor" which appears below, I am an Accredited Investor. I understand that the representations contained in this section are made for the purpose of qualifying me as an accredited investor as the term is defined by the Securities and Exchange Commission for the purpose of selling securities to me. I hereby represent that the statement or statements initialed below are true and correct in all respects. I am an Accredited Investor because I fall within one of the following categories*)*:

(INITIAL APPROPRIATE CATEGORY)

☐ A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

☐ A natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year;

☐ My spouse and I have had joint income for the most two recent years in excess of $300,000 and we expect our joint income to be in excess of $300,000 for the current year;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, or any corporation, Massachusetts Business Trust or Fund not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ A bank as defined in Section 3(a)(2) of the Securities Act whether acting in its individual or fiduciary capacity; insurance company as defined in Section 2(12) of the Securities Act, investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(1)(48) of that Act; or Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is to be made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000;

☐ An entity in which all of the equity owners are Accredited Investors under the above paragraph.

10. Except as indicated below, any purchases of the Shares will be solely for my account, and not for the account of any other person or with a view to any resale or distribution thereof.

11. I represent to you that the information contained herein is complete and accurate and may be relied upon by you. I understand that a false representation may constitute a violation of law, and that any person who suffers damage as a result of a false representation may have a claim against me for damages. I will notify you immediately of any material change in any of such information occurring prior to the closing of the purchase of Shares, if any, by me.

Name (Please Print): ____

Signature ____

Telephone Number ____

Social Security or Tax I.D. Number ____

Executed at: ____

on this ________ day of ________________________________, 20________.

Section 260.141.11 Restriction on Transfer

(a) The issuer of any security upon which a restriction on transfer has been imposed pursuant to Section 260.141.10 or 260.534 shall cause a copy of this section to be delivered to each issuee or transferee of such security at the time the certificate evidencing the security is delivered to the issuee or transferee.

(b) It is unlawful for the holder of any such security to consummate a sale or transfer of such security, or an interest therein, without the prior written consent of the Commissioner (until this condition is removed pursuant to Section 260.141.12 of these rules) except (1) to the issuer, (2) pursuant to the order or process of any court, (3) to any person described in Subdivision(i) of Section 25102 of the Code or Section 260.105.14 of these rules, (4) to the transferor's ancestors, descendants or spouse, or any custodian or trustee for the account of the transferor or the transferor's ancestors, descendants, or spouse, or to a transferee by a trustee or custodian for the account of the transferee or the transferee's ancestors, descendants or spouse, (5) to holders of securities of the same class or the same issuer, (6) by way of gift or donation inter vivos or on death, (7) by or through a broker-dealer licensed under the Code (either acting as such or as a finder) to a resident of a foreign state, territory or country who is nether domiciled in this state to the knowledge of the broker-dealer, nor actually present in this state if the sale of such securities is not in violation of any securities law of the foreign state, territory or country concerned, (8) to a broker-dealer licensed under the Code in a principal transaction, or as an underwriter or member of an underwriting syndicate or selling group, (9) if the interest sold or transferred is a pledge or other lien given by the purchaser to the seller upon a sale of the security for which the Commissioner's written consent is obtained or under this rule not required, (10) by way of a sale qualified under Sections 25111, 25112, 25113, or 25121 of the Code, of the securities to be transferred, provided that no order under Section 25140 or subdivision (a) of Section 25140 is in effect with respect to such qualification, (11) by a corporation to a wholly owned subsidiary of such corporation, or by a wholly owned subsidiary of a corporation to such corporation, (12) by way of an exchange qualified under Section 25111, 25112, or 25113 of the Code, provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification, (13) between residents of foreign states, territories or countries who are neither domiciled nor actually present in this state, (14) to the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state, or (15) by the State Controller pursuant to the Unclaimed Property Law or by the administrator of the sale that transfer of the securities is restricted under this rule, (ii) delivers to each purchaser a copy of this rule, and (iii) advises the Commissioner of the name of each purchaser, (16) by a trustee to a successor trustee when such transfer does not involve a change in the beneficial ownership of the securities, (17) by way of an offer and sale of outstanding securities in an issuer transaction that is subject to the qualification requirement of Section 251.1.0 of the Code but exempt form that qualification requirement by subdivision (f) of Section 25102, provided that any such transfer is on the condition that any certificate evidencing the security issued to such transferee shall contain the legend required by this section.

(c) The certificates representing all such securities subject to such a restriction on transfer, whether upon initial issuance or upon any transfer thereof, shall bear on their face a legend, prominently stamped or printed thereon in capital letters of not less than 10-point size, reading as follows:

> "IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR WITHOUT THE PROPER WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES."

PART III – EXHIBITS

ITEM 1 Index to Exhibits.

2.1 Articles of Organization of Film Planet Galaxy Fund II, LLC.

2.2 Organizational Minutes of Film Planet Galaxy Fund II, LLC.

3.1 Operating Agreement of Film Planet Galaxy Fund II, LLC.(1)

4.1 Subscription Agreement.(2)

10.1 Consent of Independent Auditors.

11.1 Opinion of Richardson & Associates as to the legality of the securities.

15.1 Tax Opinion of Richardson & Associates as to the material tax consequences of an investment in the securities.

---

(1) See Exhibit A of Offering Circular dated December 17, 2003, which is attached hereto as PART II.

(2) See Exhibit B of Offering Circular dated December 17, 2003, which is attached hereto as PART II.

SIGNATURES

The issuer has duly caused this offering statement to be signed on behalf of the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on December 17, 2003.

FILM PLANET GALAXY FUND II, LLC

By: ______________________
Peter Klauser, President of Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Peter Klauser	Manager and President of Manager	December 17, 2003
Joseph DePompeii	Director of Development of Manager	December 17, 2003
Mark Lester	Director of Production of Manager	December 17, 2003

EXHIBIT 2.1
ARTICLES OF ORGANIZATION OF FILM PLANET GALAXY FUND II, LLC

State of California


OFFICE OF THE
SECRETARY OF STATE

SECRETARY OF STATE

I, *Kevin Shelley*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 1 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.


THE GREAT SEAL OF THE STATE OF
CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JUN 18 2003

Kevin Shelley

Secretary of State

Sec/State Form CE-107 (rev. 1/03)

OSP 03 74699



State of California
Bill Jones
Secretary of State

LIMITED LIABILITY COMPANY ARTICLES OF ORGANIZATION

A $70.00 filing fee must accompany this form.
IMPORTANT – Read instructions before completing this form.

File# 200316910144

ENDORSED - FILED
in the office of the Secretary of State of the State of California

JUN 13 2003

KEVIN SHELLEY
Secretary of State

This Space For Filing Use Only

1. Name of the limited liability company (end the name with the words "Limited Liability Company," " Ltd. Liability Co.," or the abbreviations "LLC" or "L.L.C.")
   Film Planet Galaxy Fund II, LLC
2. The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the Beverly-Killea limited liability company act.
3. Name the agent for service of process and check the appropriate provision below:
   Peter Klauser which is
   [x] an individual residing in California. Proceed to item 4.
   [ ] a corporation which has filed a certificate pursuant to section 1505. Proceed to item 5.
4. If an individual, California address of the agent for service of process:
   Address: 14431 Ventura Boulevard, Suite 404
   City: Sherman Oaks State: CA Zip Code: 91423
5. The limited liability company will be managed by: **(check one)**
   [x] one manager [ ] more than one manager [ ] single member limited liability company [ ] all limited liability company members
6. Other matters to be included in this certificate may be set forth on separate attached pages and are made a part of this certificate. Other matters may include the latest date on which the limited liability company is to dissolve.
7. Number of pages attached, if any: none
8. Type of business of the limited liability company. (For informational purposes only)
   Produce, Finance, and Distribute Motion Pictures
9. DECLARATION: It is hereby declared that I am the person who executed this instrument, which execution is my act and deed.

[signature]
Signature of Organizer

Peter Klauser
Type or Print Name of Organizer

May 29, 2003
Date

10. RETURN TO:

NAME	Peter Klauser, Manager
FIRM	Film Planet, LLC
ADDRESS	14431 Ventura Boulevard, Suite 404
CITY/STATE	Sherman Oaks, California
ZIP CODE	91423

OFFICE OF THE SECRETARY OF STATE

SEC/STATE (REV. 01/02)

FORM LLC-1 – FILING FEE $70.00
Approved by Secretary of State

EXHIBIT 2.2

ORGANIZATIONAL MINUTES OF FILM PLANET GALAXY FUND II, LLC

ORGANIZATIONAL MEETING OF MANAGER AND MEMBER OF FILM PLANET GALAXY FUND II, LLC A CALIFORNIA LIMITED LIABILITY COMPANY ADOPTED BY UNANIMOUS WRITTEN CONSENT OF THE MANAGER AND MEMBER

The undersigned, being the Manager and original Member of Film Planet Galaxy Fund II, LLC ("Company"), a limited liability company organized under the laws of the State of California, consent to and adopt the following resolutions as the action of the Company in lieu of a formal or organizational meeting, as permitted in the California Limited Liability Company Act and Section 13.4 of the Operating Agreement adopted under this Consent.

1. **ARTICLES OF ORGANIZATION**

WHEREAS, the original Articles of Organization were filed in the Office of the California Secretary of State on or about June 13, 2002.

RESOLVED, that a copy of the Articles of Organization of this Company, as certified by the California Secretary of State, be inserted in the Minute Book of this Company.

2. **OPERATING AGREEMENT**

WHEREAS, the Member has been presented with a proposed Operating Agreement, attached to this Certificate as Exhibit "A" and incorporated in this Certificate by this reference.

RESOLVED, that the Operating Agreement attached to this Certificate as Exhibit "A" is adopted as the Operating Agreement of this Company and the Secretary of the Company is ordered to certify a copy of such Operating Agreement and insert the document in the Minute Book of the Company.

RESOLVED FURTHER, that the sale of limited liability company interests (the "LLC Interests") to Members as set forth in the Operating Agreement is hereby approved.

RESOLVED FURTHER, that the Manager of the Company is authorized, empowered and directed to take all actions that may be necessary and proper for this Company to issue and sell LLC Interests to the persons named in the Operating Agreement, in accordance with applicable laws, and that those actions shall include, where necessary:

a. Filing with the California Commissioner of Corporations an appropriate notice under the National Securities Market Improvement Act of 1996 or Section 25102(f) of the California Corporations Code, or obtaining qualification of the offer and sale of such LLC Interests from the California Commissioner of Corporations;

b. Doing all acts that may be necessary under the federal securities laws and the securities laws of any other state, including, if advised by legal counsel, preparing, verifying and filing or causing to be prepared, verified and filed on behalf of the corporation, with the Securities and Exchange Commission, the requisite number of copies of a Notice of Sales of Securities (Form D) not later than fifteen (15) days after the sale and issuance of the LLC Interests and at such other times as are required by Rule 503 of Regulation D in order to establish the applicability of one of the exemptions provided by Regulation D for such sale and issuance; and

c. Doing all acts necessary to expedite these transactions or conform them, or any of them, to the requirements of any applicable law, ruling or regulation.

RESOLVED FURTHER, that the Manager is further instructed to maintain a certified copy of such Operating Agreement in the principal office of the Company in California open for inspection and copy by Members at all reasonable times during office hours.

3. **CERTIFICATES OF LLC INTEREST**

WHEREAS, the Member has been presented with a proposed form of Certificate of LLC Interest to be used by the Company for its LLC Interests, in the form attached to this Certificate as Exhibit "B" and incorporated in this Certificate by this reference.

RESOLVED, that the Certificate of LLC Interest representing LLC Interests in this Company be in substantially the same form as the form of Certificate of LLC Interest attached to this Certificate as Exhibit "B" and that each such Certificate of LLC Interest shall bear the name of this Company, the Participation Percentages represented thereby, the name of the owner of such Participation Percentages and the date such Certificate of LLC Interest was issued;

RESOLVED FURTHER, that the Certificates of LLC Interest shall bear an appropriate transfer restriction legend consistent with the provisions of the Operating Agreement of the Company;

RESOLVED FURTHER, that such Certificates of LLC Interest shall be signed by the Manager of the Company; and

RESOLVED FURTHER, that the Secretary is instructed to insert a blank Certificate of LLC Interest as a specimen in the Company Minute Book immediately following these minutes.

5. COMPANY RECORDS

WHEREAS, the Member desires to have a minute book maintained for the purpose of collecting and having all of the important documents of the Company readily available.

RESOLVED, that the Company shall maintain as part of its records a Company Minute Book, which shall include the Articles of Organization and any amendments thereto, and the Operating Agreement and any amendments thereto, the minutes of all meetings (or consents in lieu of meetings) of the Manager and Members of the Company and all other important Company documents.

6. PRINCIPAL OFFICE IN CALIFORNIA

RESOLVED, the principal office of this Company is as follows:

14431 Ventura Boulevard, Suite 404
Sherman Oaks, California 91423

7. AGENT FOR SERVICE OF PROCESS IN STATE OF CALIFORNIA

RESOLVED, that the Company's initial agent for service of process in the State of California, and such person's address, shall be as follows:

Peter Jay Klauser
14431 Ventura Boulevard, Suite 404
Sherman Oaks, California 9142

8. BANK RESOLUTIONS

RESOLVED, that the Manager of this Company is hereby authorized to do the following acts:

a. To designate one or more banks, trust companies, or other similar institutions as depositories of the funds, including without limitation, cash and cash equivalents of this Company;

b. To open, keep and close general and special bank accounts, including general deposit accounts, payroll accounts and working fund accounts with any such depository;

c. To cause to be deposited in such accounts with any such depository, from time to time, such funds, including without limitations, cash and cash equivalents of this Company as the Manager deems necessary or advisable, and to designate or change the designation of the Manager, officer or officers and agent or agents of this Company who would be authorized to make such deposits and to endorse checks, drafts or other instruments for such deposits;

d. From time to time to designate or change the designation of the Manager, officer or officers and agent or agents of this Company who will be authorized to sign or countersign checks, drafts or other orders for the payment of money issued in the name of this Company against any funds deposited in any of such accounts, and to revoke any such designation;

e. To make such general and special rules and regulations with respect to such accounts as the Manager may deem necessary or advisable; and

f. To complete, execute and/or certify any customary printed blank signature card forms in order to conveniently exercise the authority granted by this resolution, and any resolutions printed thereon shall be deemed adopted as a part hereof.

RESOLVED FURTHER, that the Manager by its signature alone has the power to execute checks, drafts, and other negotiable instruments on behalf of the Company.

RESOLVED FURTHER, that all form resolutions required by any such depository as presented to and considered by the Manager prior to the execution of this Certificate are hereby adopted in such forms utilized by the depository, and the Secretary of this Company is hereby authorized to certify such resolutions as having been adopted by the Members and is directed to insert the forms of such resolutions in the Company Minute Book along with this Certificate; and

RESOLVED FURTHER, that any such depository to which a copy of these resolutions, certified by the Manager of this Company, shall have been delivered shall be entitled to rely thereon for all purposes until it shall have received written notice of the revocation or amendment of these resolutions by the Manager of this Company.

9. PAYMENT OF EXPENSES OF ORGANIZATION

RESOLVED, that the Manager of this Company is authorized and directed to cause this Company to pay the expenses of its organization, and to reimburse the persons advancing funds to the Company.

10. FEDERAL TAX IDENTIFICATION NUMBER

RESOLVED, that the Manager is hereby authorized and directed to complete, execute and file or to have completed, executed and filed the "Application For Employer Identification Number" [Federal Form SSB4].

11. APPOINTMENT OF TAX MATTERS PARTNER

RESOLVED, that the Manager is appointed as "Tax Matters Partner."

12. OTHER NECESSARY ACTS

RESOLVED, that the Manager of this Company is authorized and directed to make such filings and applications and to execute and deliver such documents and instruments and to do such acts and to obtain such licenses, authorizations, and permits as are necessary or desirable for the Company's business, to fulfill such legal requirements as are applicable to this Company or its business, or to complete the organization of this Company or its qualification to do business where it does or desires to do business, or to take any other action necessary or advisable to carry out the purposes of this resolution.

This Unanimous Written Consent of the Manager and Member may be executed by the Member and the Manager in any number of counterparts, all of which when executed and delivered shall have the force and effect of an original, and shall be effective as of the date of the Articles of Organization.

MANAGER:

FILM PLANET, LLC, a California limited liability company

By: ______________________________
Peter Jay Klauser, President

MEMBER:

____
Peter Jay Klauser

EXHIBIT 10.1
CONSENT OF INDEPENDENT AUDITOR

EXHIBIT 10.1

CONSENT OF INDEPENDENT AUDITORS

To the Manager and Members of
Film Planet Galaxy Fund II, LLC

We consent to the use of our report included herein and to the reference to our firm in the Offering Circular.

/s/ Armando C. Ibarra, CPA, apc
Armando C. Ibarra, CPA, apc

Chula Vista, CA

December 17, 2003

EXHIBIT 11.1

OPINION AS TO THE LEGALITY OF THE SECURITIES

RICHARDSON & ASSOCIATES
ATTORNEYS AT LAW
SEASIDE OFFICE TOWER
233 WILSHIRE BOULEVARD
SUITE 820
SANTA MONICA, CALIFORNIA 90401
TELEPHONE (310) 393-9992
FACSIMILE (310) 393-2004

December 17, 2003

Peter Klauser, President of Manager
Film Planet Galaxy Fund II, LLC
513 Wilshire Boulevard, Suite 341
Santa Monica, California 90401

Re: Film Planet Galaxy Fund II, LLC - Validity of Issuance of Shares

Ladies and Gentlemen:

We have acted as special counsel to you in connection with the application on Form 1-A under Regulation A of the Securities Act of 1933, as amended ("Offering Statement"), of a total of 5,000,000 shares (the "Shares") of the Limited Liability Interests of Film Planet Galaxy Fund II, LLC, a California limited liability company. You have requested our opinion in connection with the offering of the Shares covered by the Offering Circular, dated December 17, 2003 (the "Circular"). In connection with our acting as counsel, we have examined the laws of the State of California, including the statutory provisions, all applicable provisions of the California Constitution, and reported judicial decisions interpreting those laws, together with certain other documents and instruments prepared on behalf of Film Planet Galaxy Fund II, LLC as we have deemed necessary and relevant in the preparation of our opinion as hereinafter set forth.

In our examination, we have assumed the genuineness of all signatures on original documents and the authenticity of all documents submitted to us as originals, the conformity to original documents to all documents submitted to us as certified, conformed or photostatic copies of originals, the authenticity of such latter documents, and the proper execution, delivery and filing of the documents referred to in this opinion.

Based upon the foregoing, we are of the opinion that the Shares to be sold by Film Planet Galaxy Fund II, LLC pursuant to the terms of the Circular will be duly created and will be validly issued shares of the Limited Liability Interests of Film Planet Galaxy Fund II, LLC. Upon payment for the Shares and full compliance with all of the terms and conditions relating to the issuance of the Shares set forth in the Offering Circular, the Shares will be fully paid and nonassessable.

For the purposes of this opinion, we are assuming that the appropriate certificates are duly filed and recorded in every jurisdiction in which such filing and recordation is required in accordance with the laws of such jurisdictions. We express no opinion as to the laws of any state or jurisdiction other than California.

We consent to the use of this opinion as an exhibit to the Offering Statement, and we further consent to the use of our name in the Offering Statement and the Circular which is a part of said Offering Statement.

Respectfully submitted,

Richardson & Associates

EXHIBIT 15.1
TAX OPINION

EXHIBIT 15.1

December 17, 2003

Film Planet, LLC
513 Wilshire Boulevard, Suite 341
Santa Monica, California 90401

Dear Sirs:

We have acted as counsel for Film Planet Galaxy, LLC in connection with the offer and sale of securities (the "Shares") in Film Planet Galaxy Fund II, LLC, a California limited liability company (the "Company") in connection with the preparation and filing with the Securities and Exchange Commission of an Offering Circular on Form 1-A (the "Offering Statement"). Capitalized terms used herein shall have the meaning ascribed to such terms in the Offering Statement, unless otherwise provided.

We have examined and are familiar with: (i) the Offering Statement, including the Offering Circular (the "Offering Circular"), (ii) the Company's operating agreement (the "Operating Agreement"), and (iii) such other documents and instruments as we have considered necessary for purposes of the opinions hereinafter set forth.

In our examination we have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have relied upon the representations and statements of the Manager of the Company and its affiliates with respect to the factual determinations underlying the legal conclusions set forth herein. We have not attempted to verify independently such representations and statements.

Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. We are unable to render opinions as to a number of federal income tax issues relating to an investment in Shares and the operation of the Company. Finally, we are not expressing any opinion with respect to the amount of allowable losses or credits that may be generated by the Company or the amount of each Shareholder's share of allowable losses or credits from the Company's activities.

This opinion letter constitutes our opinion as to all material tax considerations of the offering. In our opinion, each of the legal conclusions rendered in this opinion letter is correct in all material respects as of the date of this opinion, under the Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder, and existing interpretations thereof.

The following opinion and statements are based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations thereunder, current administrative rulings, and court decisions. The federal income tax law is uncertain as to many of the tax matters material to an investment in the Company, and it is not possible to predict with certainty how the law will develop or how the courts will decide various issues if they are litigated. While this opinion fairly states our views as counsel concerning the tax aspects of an investment in the Company, both the Internal Revenue Service (the "Service") and the courts may disagree with our position on certain issues.

Moreover, uncertainty exists concerning some of the federal income tax aspects of the transactions being undertaken by the Company. Some of the tax positions being taken by the Company may be challenged by the Service and there is no assurance that any such challenge will not be successful. Thus, there can be no assurance that all of the anticipated tax benefits of an investment in the Company will be realized.

Our opinions are based upon the transactions described in the Offering Circular and upon facts as they have been represented to us or determined by us as of the date of the opinion. Any alteration of the facts may adversely affect the opinions rendered. In our opinion, the preponderance of the material tax benefits, in the aggregate, will be realized by the Shareholders. It is possible, however, that some of the tax benefits will be eliminated or deferred to future years.

Because of the factual nature of the inquiry, and in certain cases the lack of clear authority in the law, it is not possible to reach a judgment as to the outcome on the merits (either favorable or unfavorable) of certain material federal income tax issues as described more fully herein.

SUMMARY OF CONCLUSIONS

Opinions expressed: The following is a summary of the specific opinions expressed by us with respect to Federal Tax Aspects discussed herein. To be fully understood, the complete discussion of these matters should be read by each prospective Shareholder.

1. The material federal income tax benefits in the aggregate from an investment in the Company will be realized.

2. The Company will be treated as a partnership for federal income tax purposes and not as an association taxable as a corporation or a publicly traded partnership.

3. Shareholders' interests will be considered interests in a passive activity within the meaning of Code Section 469 and losses generated therefrom will be limited by the passive activity provisions.

4. To the extent provided herein, the Shareholders' distributive shares of Company tax items will be determined and allocated substantially in accordance with the terms of the Operating Agreement.

5. The Company will not be required to register with the Service as a tax shelter.

No opinion expressed: Due to the lack of authority, or the essentially factual nature of the question, we express no opinion on the following:

1. The impact of an investment in the Company on a Shareholder's alternative minimum tax, due to the factual nature of the issue.

2. Whether, under Code Section 183, the losses of the Company will be treated as derived from "activities not engaged in for profit," and therefore nondeductible from other gross income, due to the inherently factual nature of a Shareholder's interest and motive in engaging in the Transaction.

3. Whether any interest incurred by a Shareholder with respect to any borrowings will be deductible or subject to limitations on deductibility, due to the factual nature of the issue. Without any assistance of the Manager or any of its affiliates, some Shareholders may choose to borrow the funds necessary to acquire Shares and may incur interest expense in connection with those loans. Based upon the purely factual nature of any such loans, we are unable to express an opinion with respect to the deductibility of any interest paid or incurred thereon.

4. Whether the fees to be paid to the Manager and to third parties will be deductible, due to the factual nature of the issue. Due to the inherently factual nature of the proper allocation of expenses among nondeductible syndication expenses, amortizable organization expenses, amortizable "start-up" expenditures, and currently deductible items, and because the issues involve questions concerning both the nature of the services performed and to be performed and the reasonableness of amounts charged, we are unable to express an opinion regarding such treatment.

5. Whether the taxable income generated by the Company and allowable to tax-exempt investors (collectively "Tax Exempt Investors") such as Individual Retirement Accounts and entities subject to the Employment Retirement Income Security Act of 1974 as amended ("ERISA"), will be deemed to be "unrelated business taxable income" ("UBTI") under the code and therefore not currently taxable to Tax Exempt Investors, due to the factual nature of the issue. While the Manager plans to cause the Company to operate as a passive financing source and not to engage in a trade business, the determination of whether or not the Company is engaged in a trade or business and therefore subject to UBTI is factual and depends on the nature of the agreements made by the Company.

Certain matters contained herein are not considered to address a material tax consequence and are for general information, including the matters contained in Sections dealing with gain or loss on the sale of Shares or of property, Company distributions, tax audits, penalties, and state, local, and self-employment tax.

Our opinions are also based upon the facts described in this Offering Circular and upon certain representations made to us by the Manager for the purpose of permitting us to render our opinions, including the following representations with respect to the Company:

1. The Company will elect to be taxed as a partnership rather than as a corporation under federal and state income tax laws and regulations.

2. The Operating Agreement to be entered into by and among the Manager and Shareholders and any amendments thereto will be duly executed and will be made available to any Shareholders upon written request. The Operating Agreement will be duly recorded in all places required under the California Limited Liability Act (the "Act") for the due formation of the Company and for the continuation thereof in accordance with the terms of the Operating Agreement. The Company will at all times be operated in accordance with the terms of the Operating Agreement, the Offering Circular, and the Act.

3. The respective amounts that will be paid to the Manager and its affiliates as producer fees, distribution fees, asset management fees and other fees will be amounts that would not exceed amounts that would be ordinarily paid for similar transactions between persons having no affiliation and dealing with each other at "arms' length."

4. The Company will have a December 31 taxable year and will report its income on the accrual basis.

5. The Manager does not believe that any market will ever exist for the sale of Shares and the Manager will not make a market for the Shares. Further, the Shares will not be traded on an established securities market or the substantial equivalent thereof.

6. The Company will have the objective of carrying on business for profit and dividing the gain therefrom.

Our opinions are also subject to all the assumptions, qualifications, and limitations set forth in the following discussion, including the assumptions that each of the Manager and the Shareholders has full power, authority, and legal right to enter into and perform the terms of the Operating Agreement and to take any and all actions thereunder in connection with the transactions contemplated thereby.

Each prospective investor should be aware that, unlike a ruling from the Service, an opinion of counsel represents only such counsel's best judgment. There can be no assurance that the Service will not successfully assert positions which are inconsistent with our opinions set forth in this discussion or in the tax reporting positions taken by the Shareholders or the Company. Each prospective investor should consult his own tax advisor to determine the effect of the tax issues discussed herein on his individual tax situation.

PARTNERSHIP TAX STATUS

The Company will be formed as a limited liability company pursuant to the Operating Agreement and the laws of the State of California. The Company will elect to be taxed as a partnership and not as a corporation for federal and state income tax purposes. The characterization of the Company as a limited liability company by state or local law and the election will, however, not be determinative of the status of the Company for federal income tax purposes. The availability of any federal income tax benefits to an investor is dependent upon classification of the Company as a partnership rather than as a corporation or as an association taxable as a corporation for federal income tax purposes.

We are of the opinion that the Company will be treated as a partnership for federal income tax purposes, and not as a corporation or as an association taxable as a corporation. However, there can be no assurance that the Service will not attempt to treat the Company as a corporation or as an association taxable as a corporation for federal income tax purposes. If the Service were to prevail on this issue, the tax benefits associated with taxation as a partnership would not be available to the Shareholders.

Although the Company will be validly organized as a limited liability company under the laws of the State of California and will be subject to the Act, whether it will be treated for federal income tax purposes as a partnership or as a corporation or as an association taxable as a corporation will be determined under the Code rather than local law. As discussed below, our opinion that the Company will not be classified as a corporation or as an association taxable as a corporation is based on the Manager's representation that the Company will elect to be taxed as a partnership rather than as a corporation under federal and state income tax laws, and in part on (a) entity classification regulations, and (b) the fact that in our opinion the Company will not constitute a "publicly traded partnership."

A. Association Taxable as a Corporation

Our opinion that the Company will not be treated as an association taxable as a corporation is based on regulations issued by the Internal Revenue Service on December 17, 1996, generally effective as of January 1, 1997, regarding the tax classification of certain business organizations (the "Check the Box Regulations").

Under the Check the Box Regulations, in general, a business entity that is not otherwise required to be treated as a corporation under such regulations will be classified as a partnership if it has two or more members, unless the business entity elects to be treated as a corporation. The Company is not required under the Check the Box Regulations to be treated as a corporation and the Manager will not elect that the Company be treated as a corporation. Accordingly, in our opinion the Company will not be treated as an association taxable as a corporation.

B. Publicly Traded Partnerships

The Revenue Act of 1987 (the "1987 Act") added Code Section 7704, "Certain Publicly Traded Partnerships Treated as Corporations." In treating certain "publicly traded partnerships" ("PTPs") as corporations for federal income tax purposes, Congress defined a PTP as any partnership, interests in which are either traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof). Code Section 7704(b). Treas. Reg. Section 1.7704-1(b) provides that an "established securities market" includes a national securities exchange registered under Section 6 of the Securities Exchange Act of 1934 (the "1934 Act"), a national securities exchange exempt under the 1934 Act because of the limited volume of transactions, certain foreign securities laws, regional or local exchanges, and an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers. The Manager has represented that the Shares will not be traded on an established securities market.

Regarding the definition of PTPs contained in the Code, the Committee Reports to the 1987 Act provide that PTPs include entities with respect to which, inter alia, (i) "the holder of an interest has a readily available, regular and ongoing opportunity to sell or exchange his interest through a public means of obtaining or providing information of offers to buy, sell or exchange interests," (ii) "prospective buyers and sellers have the opportunity to buy, sell or exchange interests in a time frame and with the regularity and continuity that the existence of a market maker would provide," and (iii) there exists a "regular plan of redemptions or repurchases, or similar acquisitions of interests in the partnership such that holders of interests have readily available, regular and ongoing opportunities to dispose of their interests."

The Service issued Treas. Reg Section 1.7704-1 to clarify when partnership interests that are not traded on an established securities market will be treated as readily tradable on a secondary market or the substantial equivalent thereof. Essentially, the Regulation provides that such a situation occurs if partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market. It is unclear whether the limited safe harbors provided in the Regulation would result in the Shares being treated as not publicly traded and we express no opinion regarding this matter. However, the

Manager's obligation to offer to purchase any Shares is conditioned upon the receipt by the Company from its counsel of an opinion that such offers or obligations to offer will not cause the Company to be treated as "publicly traded."

Due to the presence of the opinion of counsel condition, the Company, in our opinion, will not be treated as a PTP prior to the time any such offers are made to Shareholders. Accordingly, the Company, in our opinion, will not be treated as a corporation for federal income tax purposes under Code Section 7704 in the absence of the Company's Shares being "readily tradable on a secondary market (or the substantial equivalent thereof)." Notwithstanding the above, the Service may promulgate regulations or release announcements which take the position that interests in entities such as the Company are readily tradable on a secondary market or the substantial equivalent thereof.

C. Summary

In our opinion the Company will not be treated as an association taxable as a corporation for federal income tax purposes by reason of the Check the Box Regulations. Further, since any right of the Manager to offer to purchase Shares is conditioned upon the receipt of an opinion of counsel that the Company will not be treated as a PTP, the Company, in our opinion, will not be treated as a corporation for federal income tax purposes. Accordingly, the Company, in our opinion will be treated as a partnership for federal income tax purposes. If challenged by the Service on this issue, the Shareholders should prevail on the merits, and each Shareholder should be required to report his proportionate share of the Company's items of income and deductions on his individual federal income tax return.

If in any taxable year the Company were to be treated for federal income tax purposes as a corporation or as an association taxable as a corporation, the Company income, gain, loss, deductions, and credits would be reflected only on its "corporate" tax return rather than being passed through to the Shareholders. In such event, the Company would be required to pay income tax at corporate rates on its net income, thereby reducing the amount of cash available to be distributed to the Shareholders. Additionally, all or a portion of any distribution made to Shareholders would be taxable as dividends, which would not be deductible by the Company and which would generally be treated as ordinary portfolio income to the Shareholders, regardless of the source from which such distributions were generated.

The discussion that follows is based on the assumption that the Company will be classified as a partnership for federal income tax purposes.

FEDERAL TAXATION OF THE COMPANY

Under the Code, a partnership is not a taxable entity and, accordingly, incurs no federal income tax liability. Rather, a partnership is a "pass-through" entity which is required to file an information return with the Service. In general, the character of a partner's share of each item of income, gain, loss, deduction, and credit is determined at the partnership level. Each partner is allocated a distributive share of such items in accordance with the partnership agreement and is required to take such items into account in determining the partner's income. Each partner includes such amounts in income for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any cash distributions from the Company.

REGISTRATION AS A TAX SHELTER

The Code provides that certain investments must be registered as tax shelters with the Service. Registration numbers for such tax shelters must be supplied to investors who are required to report the numbers on their personal tax returns. Any organizer of a "potentially abusive tax shelter" and any person selling an interest in such shelter are required to maintain a list of investors in such tax shelter to whom interests were sold (together with other identifying information) and to make the list available to the Service upon request. Any tax shelter which is required to be registered and any other plan or arrangement which is of a type determined by the Regulations as having a potential for tax avoidance or evasion is considered a potentially abusive tax shelter for this purpose.

The registration requirements apply only to an investment with respect to which any person could reasonably infer from the representations made, or to be made, in connection with the offering for sale of interests in the investment that the "tax shelter ratio" for any investor is greater than two to one as of the close of any of the first five years ending after the date on which such investment is offered for sale.

The Manager has represented that, (i) based upon its experience with its previous entertainment investment programs and upon the intended financing operations of the Company, it does not believe that the Company will have a tax shelter ratio greater than two to one, (ii) the deductions and credits that are or will be represented as potentially allowable to an investor will not result in the Company having a tax shelter ratio greater than two to one, and (iii) based upon a review of the economics of its similar entertainment investment programs for the past several years, it has determined that none of those programs has resulted in a tax shelter ratio greater than two to one. Accordingly, the Manager does not intend to cause the Company to register with the Service as a tax shelter. Based on the foregoing representations, we are of the opinion that the Company will not be required to register with the Service as a tax shelter.

If it is subsequently determined that the Company was required to be registered with the Service as a tax shelter, the Company would be subject to certain penalties under IRC Section 6707, including a penalty ranging from $500 to 1% of the aggregate amount invested in Shares for failing to register and $100 for each failure to furnish to a Shareholder a tax shelter registration number, and each Shareholder would be liable for a $250 penalty for failure to include the tax registration number on his tax return, unless such failure was due to reasonable cause. A Shareholder also would be liable for a penalty of $100 for failing to furnish the tax shelter registration number to any transferee of his Shares. Counsel can give no assurance that, if the Company is determined to be a tax shelter which must be registered with the Service, the above penalties will not apply.

INTEREST DEDUCTIONS

In subscribing for Shares, Shareholders will acquire their interests by remitting cash in the amount of $1.00 per Share to the Company. In no event will the Company accept notes in exchange for Shares. Nevertheless, without any assistance of the Manager or any of its affiliates, some Shareholders may choose to borrow the funds necessary to acquire Shares and may incur interest expense in connection with those loans. Based upon the purely factual nature of any such loans, we are unable to express an opinion with respect to the deductibility of any interest paid or incurred thereon.

TRANSACTION FEES

The Company may classify a portion of the fees (the "Fees") to be paid to third parties and to the Manager or to its affiliates as expenses which are deductible as organizational expenses or otherwise. There is no assurance that the Service will allow the deductibility of such expenses and counsel expresses no opinion with respect to the allocation of the Fees to deductible and nondeductible items.

Generally, expenditures made in connection with the creation of, and the sale of interests in, an entity electing to be taxed as a partnership will fit within one of several categories.

A partnership may elect to amortize and deduct its organizational expenses (as defined in Code Section 709(b)(2) and in Treas. Reg. Section 1.709-2(a)) ratably over a period of not less than 60 months commencing with the month the partnership begins business. Organizational expenses are expenses which (i) are incident to the creation of the partnership, (ii) are chargeable to capital account, and (iii) are of a character which, if expended incident to the creation of a partnership having an ascertainable life, would (but for Code Section 709(a)) be amortized over such life. Id. Examples of organizational expenses are legal fees for services incident to the organization of the partnership, such as negotiation and preparation of a partnership agreement, accounting fees for services incident to the organization of the partnership, and filing fees. Treas. Reg. Section 1.709-2(a).

Under Code Section 709, no deduction is allowable for "syndication expenses," examples of which include brokerage fees, registration fees, legal fees of the underwriter or placement agent and the issuer (general partners or the partnership) for securities advice and for advice pertaining to the adequacy of tax disclosures in the prospectus or private placement memorandum for securities law purposes, printing costs, and other selling or promotional material. These costs must be capitalized. Treas. Reg. Section 1.709-2(b). Payments for services performed in connection with the acquisition of capital assets must be amortized over the useful life of such assets. Code Section 263.

Under Code Section 195, no deduction is allowable with respect to "start-up expenditures," although such expenditures may be capitalized and amortized over a period of not less than 60 months. Start-up expenditures are defined as amounts (i) paid or incurred in connection with (I) investigating the creation or acquisition of an active trade or business, (II) creating an active trade or business, or (III) any activity engaged in for profit and for the production of income before the day on which the active trade or business begins, in anticipation of such activity becoming an active trade or business, and (ii) which, if paid or incurred in connection with the operation of an existing active trade or business (in the same field as the trade or business referred to in (i) above), would be allowable as a deduction for the taxable year in which paid or incurred. Code Section 195(c)(1).

The Company intends to make payments to the Manager, as described in greater detail in the Offering Circular. To be deductible, compensation paid to a general partner must be for services rendered by the partner other than in his capacity as a partner or for compensation determined without regard to partnership income. Fees which are not deductible because they fail to meet this test may be treated as special allocations of income to the recipient partner (see Pratt v. Commissioner, 550 F.2d 1023 (5th Cir. 1977)), and thereby decrease the net loss or increase the net income among all partners.

To the extent these expenditures described in the Offering Circular are considered syndication costs (such as the fees paid to brokers and broker-dealers, and the fees paid for printing the Offering Circular and possibly all or a portion of the Manager's management fee), they will be nondeductible by the Company. To the extent attributable to organization fees (such as the amounts paid for legal services incident to the organization of the Company), the expenditures may be amortizable over a period of not less than 60 months, commencing with the month the Company begins business, if the Company so elects. If no election is made, no deduction is available. Finally, to the extent any portion of the expenditures would be treated as "start-up," they could be amortized over a 60 month or longer period, provided the proper election was made.

Due to the inherently factual nature of the proper allocation of expenses among nondeductible syndication expenses, amortizable organization expenses, amortizable "start-up" expenditures, and currently deductible items, and because the issues involve questions concerning both the nature of the services performed and to be performed and the reasonableness of amounts charged, we are unable to express an opinion regarding such treatment. If the Service were to successfully challenge the Manager's allocations, a Shareholder's taxable income could be increased, thereby resulting in increased taxes and in liability for interest and penalties.

BASIS AND AT RISK LIMITATIONS

A Shareholder's share of Company losses will not be allowed as a deduction to the extent such share exceeds the amount of the Shareholder's adjusted tax basis in his Shares. A Shareholder's initial adjusted tax basis in his Shares will generally be equal to the cash he has invested to purchase his Shares. Such adjusted tax basis will generally be increased by (i) additional amounts invested in the Company, including his share of net income, (ii) additional capital contributions, if any, and (iii) his share of Company borrowings, if any, based on the extent of his economic risk of loss for such borrowings. Such adjusted tax basis will generally be reduced, but not below zero by (i) his share of loss, (ii) distributions of cash and the adjusted basis of property other than cash made to him, and (iii) his share of reduction in the amount of indebtedness previously included in his basis.

In addition, Code Section 465 provides, in part, that, if an individual or a closely held C (i.e., regularly taxed) corporation engages in any activity to which Code Section 465 applies, any loss from that activity is allowed only to the extent of the aggregate amount with respect to which the taxpayer is "at risk" for such activity at the close of the taxable year. Code Section 465(a)(1). A closely held C corporation is a corporation, more than fifty percent (50%) of the stock of which is owned, directly or indirectly, at any time during the last half of the taxable year by or for not more than five (5) individuals. Code Sections 465(a)(1)(B), 542(a)(2). For purposes of Code Section 465, a loss is defined as the excess of otherwise allowable deductions attributable to an activity over the income received or accrued from that activity. Code Section 465(d). Any such loss disallowed by Code Section 465 shall be treated as a deduction allocable to the activity in the first succeeding taxable year. Code Section 465(a)(2).

Code Section 465(b)(1) provides that a taxpayer will be considered as being "at risk" for an activity with respect to amounts including (i) the amount of money and the adjusted basis of other property contributed by the taxpayer to the activity, and (ii) amounts borrowed with respect to such activity to the extent that the taxpayer (I) is personally liable for the repayment of such amounts, or (II) has pledged property, other than property used in the activity, as security for such borrowed amounts (to the extent of the net fair market value of the taxpayer's interest in such property). No property can be taken into account as security if such property is directly or indirectly financed by indebtedness that is secured by property used in the activity. Code Section 465(b)(2). Further, amounts borrowed by the taxpayer shall not be taken into account if such amounts are borrowed (i) from any person who has an interest (other than an interest as a creditor) in such activity, or (ii) from a related person to a person (other than the taxpayer) having such an interest. Code Section 465(b)(3).

Related persons for purposes of Code Section 465(b)(3) are defined to include related persons within the meaning of Code Section 267(b) (which describes relationships between family members, corporations and shareholders, trusts and their grantors, beneficiaries and fiduciaries, and similar relationships), Code Section 707(b)(1) (which describes relationships between partnerships and their partners) and Code Section 52 (which describes relationships between persons engaged in businesses under common control). Code Section 465(b)(3)(C).

Finally, no taxpayer is considered at risk with respect to amounts for which the taxpayer is protected against loss through nonrecourse financing, guarantees, stop loss agreements, or other similar arrangements. Code Section 465(b)(4).

The Code provides that a taxpayer must recognize taxable income to the extent that his "at risk" amount is reduced below zero. This recaptured income is limited to the sum of the loss deductions previously allowed to the taxpayer, less any amounts previously recaptured. A taxpayer may be allowed a deduction for the recaptured amounts included in his taxable income if and when he increases his amount "at risk" in a subsequent taxable year.

The Treasury has published proposed regulations relating to the at risk provisions of Code Section 465. These proposed regulations provide that a taxpayer's at risk amount will include "personal funds" contributed by the taxpayer to an activity. Prop. Treas. Reg. Section 1.465-22(a). "Personal funds" and "personal assets" are defined in Prop. Treas. Reg. Section 1.465-9(f) as funds and assets which (i) are owned by the taxpayer, (ii) are not acquired through borrowing, and (iii) have a basis equal to their fair market value.

In addition to a taxpayer's amount at risk being increased by the amount of personal funds contributed to the activity, the excess of the taxpayer's share of all items of income received or accrued from an activity during a taxable year over the taxpayer's share of allowable deductions from the activity for the year will also increase the amount at risk. Prop. Treas. Reg. Section 1.465-22.

A taxpayer's amount at risk will be decreased by (i) the amount of money withdrawn from the activity by or on behalf of the taxpayer, including distributions from a partnership, and (ii) the amount of loss from the activity allowed as a deduction under Code Section 465(a). Id.

The Shareholders will purchase Shares by tendering cash to the Company. To the extent the cash contributed constitutes the "personal funds" of the Shareholders, the Shareholders should be considered at risk with respect to those amounts. To the extent the cash contributed constitutes "personal funds," in our opinion, neither the at risk rules nor the limitations related to adjusted basis will limit the deductibility of losses generated from the Company in the amount of such contributed cash.

PASSIVE LOSS AND CREDIT LIMITATIONS

A. Introduction

Code Section 469 provides that the deductibility of losses generated from passive activities will be limited for certain taxpayers. The passive activity loss limitations apply to individuals, estates, trusts, and personal service corporations as well as, to a lesser extent, closely held C corporations. Code Section 469(a)(2). The definition of a "passive activity" generally encompasses all rental activities as well as all activities with respect to which the taxpayer does not "materially participate." Code Section 469(c).

A passive activity loss ("PAL") is defined as the amount (if any) by which the aggregate losses from all passive activities for the taxable year exceed the aggregate income from all passive activities for such year. Code Section 469(d)(1).

Classification of an activity as passive will result in the income and expenses generated therefrom being treated as "passive" except to the extent that any of the income is "portfolio" income and except as otherwise provided in regulations. Code Section 469(e)(1)(A). Portfolio income is income from, inter alia, interest, dividends, and royalties not derived in the ordinary course of a trade or business. Income that is neither passive nor portfolio is "net active income." Code Section 469(e)(2)(B).

With respect to the deductibility of PALs, individuals and personal service corporations will be entitled to deduct such amounts only to the extent of their passive income whereas closely held C corporations (other than personal service corporations) can offset PALs against both passive and net active income, but not against portfolio income. Code Section 469(a)(1), (e)(2). In calculating passive income and loss, however, all activities of the taxpayer are aggregated. Code Section 469(d)(1). PALs disallowed as a result of the above rules will be suspended and can be carried forward indefinitely to offset future passive (or passive and active, in the case of a closely held C corporation) income. Code Section 469(b).

Upon the disposition of an entire interest in a passive activity in a fully taxable transaction not involving a related party, any passive loss that was suspended by the provisions of the Code Section 469 passive activity rules is deductible from either passive or non-passive income. The deduction must be reduced, however, by the amount of income or gain realized from the activity in previous years.

As noted above, a passive activity includes an activity with respect to which the taxpayer does not "materially participate." A taxpayer will be considered as materially participating in a venture only if the taxpayer is involved in the operations of the activity on a "regular, continuous, and substantial" basis. Code Section 469(h)(1). With respect to the determination as to whether a taxpayer's participation in an activity is material, temporary regulations issued by the Service provide that, except for limited partners in a limited partnership, an individual will be treated as materially participating in an activity if and only if (i) the individual participates in the activity for more than 500 hours during such year, (ii) the individual's participation in the activity for the taxable year constitutes substantially all of the participation in such activity of all individuals for such year, (iii) the individual participates in the activity for more than 100 hours during the taxable year, and such individual's participation in such activity is not less than the participation in the activity of any other individual for such year, (iv) the activity is a trade or business activity of the individual, the individual participates in the activity for more than 100 hours during such year, and the individual's aggregate participation in all significant participation activities of this type during the year exceeds 500 hours, (v) the individual materially participated in the activity for five of the last ten years, or (vi) the activity is a personal service activity and the individual materially participated in the activity for any three preceding years. Temp. Treas. Reg. Section 1.469-5T(a).

Except as may be provided in regulations, Code Section 469(h)(2) provides that no limited partnership interest will be treated as an interest with respect to which a taxpayer materially participates. The temporary regulations create several exceptions to this rule and provide that a limited partner will not be treated as not materially participating in an activity of the partnership of which he is a limited partner if the limited partner would be treated as materially participating for the taxable year under paragraph (a)(1), (5), or (6) of Temp. Treas. Reg. Section 1.469-5T (as described in (i), (v), and (vi) of the above paragraph) if the individual were not a limited partner for such taxable year. Temp. Treas. Reg. Section 1.469-5T(e).

B. Member Interests

In the opinion of counsel, a Shareholder's distributive share of the Company's losses will be treated as PALs, the availability of which will be limited to the Shareholder's passive income for such year. If the Shareholder does not have sufficient passive income to utilize the PAL, the disallowed PAL will be suspended and may be carried forward (but not back) to be deducted against passive income arising in future years. Further, upon the complete disposition of the interest to an unrelated party, in a fully taxable transaction such suspended losses will be available.

Regarding Company income, Shareholders should generally be entitled to offset their distributive shares of such income with deductions from other passive activities, except to the extent such Company income is portfolio income. Since gross income from interest, dividends, annuities, and royalties not derived in the ordinary course of a trade or business is not passive income, a Shareholder's share of income from royalties, income from the investment of the Company's working capital, and other items of portfolio income will not be treated as passive income. In addition, Code Section 469(l)(3) grants the Secretary of the Treasury the authority to prescribe regulations requiring net income or gain from a limited partnership or other passive activity to be treated as not from a passive activity.

C. Publicly Traded Partnerships

Notwithstanding the above, Code Section 469(k) treats net income from PTPs as portfolio income under the PAL rules. Further, each partner in a PTP is required to treat any losses from a PTP as separate from income and loss from any other PTP and also as separate from any income or loss from passive activities. Id. Losses attributable to an interest in a PTP that are not allowed under the passive activity rules are suspended and carried forward, as described above. Further, upon a complete taxable disposition of an interest in a PTP, any suspended losses are allowed (as described above with respect to the passive loss rules). As noted above, we have opined that the Company will not be a PTP.

In the event the Company were treated as a PTP, any net income would be treated as portfolio income and each Shareholder's loss therefrom would be treated as separate from income and loss from any other PTP and also as separate from any income or loss from passive activities. Since the Company should not be treated as a PTP, the provisions of Code Section 469(k), in our opinion, will not apply to the Shareholders in the manner outlined above prior to the time that such Company becomes a PTP. However, unlike the PTP rules of Code Section 7704, the passive activity rules of Code Section 469 do not provide an exception for partnerships that pass the 90% test of Code Section 7704. Accordingly, if the Company were to be treated as a PTP under the passive activity rules, passive losses could be used only to offset passive income from the Company.

GAIN OR LOSS ON SALE OF PROPERTIES

Gain from the sale or other disposition of property is realized to the extent of the excess of the amount realized therefrom over the property's adjusted basis; conversely, loss is realized in an amount equal to the excess of the property's adjusted basis over the amount realized from such a disposition. Code Section 1001(a). The amount realized is defined as the sum of any money received plus the fair market value of the property (other than money) received. Code Section 1001(b). Accordingly, upon the sale or other disposition of the Company properties, the Shareholders will realize gain or loss to the extent of their pro rata share of the difference between the Company's adjusted basis in the property at the time of disposition and the amount realized upon disposition. In the absence of nonrecognition provisions, any gain or loss realized will be recognized for federal income tax purposes.

Gain or loss recognized upon the disposition of property used in a trade or business and held for more than one year will be treated as long term capital gain or as ordinary loss. Code Section 1231(a). Notwithstanding the above, however, any gain realized may be taxed as ordinary income under one of several "recapture" provisions of the Code or under the characterization rules relating to "dealers" in personal property. Code Section 1254 generally provides for the recapture of capital gains arising from the sale of property which was placed in service after 1986, as ordinary income to the extent of the gain realized upon sale of the property. Code Section 1254(a)(1).

Ordinary income may also result from the recapture, pursuant to Code Section 1245, of depreciation on the Company properties. Such recapture is the amount by which (i) the lower of (I) the recomputed basis of the property, or (II) the amount realized on the sale of the property exceeds (ii) the property's adjusted basis. Code Section 1245(a)(1). Recomputed basis is generally the property's adjusted basis increased by depreciation and amortization deductions previously claimed with respect to the property. Code Section 1245(a)(2).

Unrecaptured Section 1250 gain may result from the recapture of depreciation related to the sale of the Company's Section 1250 property held for more than one year. Code Section 1(h)(7). Currently, unrecaptured Section 1250 gain is taxed at a rate of 25%. Code Section 1(h)(1)(D).

GAIN OR LOSS ON SALE OF SHARES

If the Shares are capital assets in the hands of the Shareholders, gain or loss realized by any such holders on the sale or other disposition of a Share will be characterized as capital gain or capital loss. Code Section 1221. Such gain or loss will be a long term capital gain or loss if the Share is held for more than one year and short term capital gain if held one year or less. However, the portion of the amount realized by a Shareholder in exchange for a Share that is attributable to the Shareholder's share of the Company's "unrealized receivables" or "inventory items" will be treated as an amount realized from the sale or exchange of property other than a capital asset. Code Section 751. A sale by the Company of the Company's properties could give rise to treatment of the gain thereunder as ordinary income as a result of Code Sections 1245(a) or 1254(a). Accordingly, gain recognized by a Shareholder on the sale of a Share would be taxed as ordinary income to the Shareholder to the extent of his share of the Company's gain on property that would be recaptured, upon sale, under those statutes.

Property treated as an "inventory item" for purposes of Code Section 751 includes (i) stock in trade of the partnership or other property of a kind which would properly be included in its inventory if on hand at the end of the taxable year, (ii) property held by the partnership primarily for sale to customers in the ordinary course of its trade or business, and (iii) any other partnership property which would constitute neither a capital asset nor property used in a trade or business under Code Section 1231. Code Sections 751(d)(2) and 1221(a)(1).

Under the aforementioned provisions, a Shareholder would recognize ordinary income with respect to any deemed sale of assets under Code Section 751. Further, this ordinary income may be recognized even if the total amount realized on the sale of a Share is equal to or less than the Shareholder's basis in the Shares.

Any partner who sells or exchanges interests in a partnership holding unrealized receivables or certain inventory items must notify the partnership of such transaction in accordance with Regulations under Code Section 6050K and must attach a statement to his tax return reflecting certain facts regarding the sale or exchange. Regulations promulgated by the service provide that such notice to the partnership must be given in writing within 30 days of the sale or exchange (or, if earlier, by January 15 of the calendar year following the calendar year in which the exchange occurred), and must include names, addresses, and taxpayer identification numbers (if known) of the transferor and transferee and the date of the exchange. Code Section 6722 provides that persons who fail to furnish this information to the partnership will be penalized $50 for each such failure, or, if such failure is due to intentional disregard to the filing requirement, the person will be penalized the greater of (i) $100 or (ii) 10% of the aggregate amount to be reported. Furthermore, a partnership is required to notify the Service of any sale or exchange of interests of which it has notice, and to report the names and addresses of the transferee and the transferor, along with all other required information. The partnership also is required to provide copies of the information it provides to the Service to the transferor and the transferee.

The tax consequences to an assignee purchaser of a Share from a Shareholder are not described herein. Any assignor of a Share should advise his assignee to consult his own tax advisor regarding the tax consequences of such assignment.

COMPANY DISTRIBUTIONS

Under the Code, any increase in a partner's share of partnership liabilities, or any increase in such partner's individual liabilities by reason of an assumption by him of partnership liabilities is considered to be a contribution of money by the partner to the partnership. Similarly, any decrease in a partner's share of partnership liabilities or any decrease in such partner's individual liabilities by reason of the partnership's assumption of such individual liabilities will be considered as a distribution of money to the partner by the partnership. Code Section 752(a), (b).

The Shareholders' adjusted bases in their Shares will initially consist of the cash they contribute to the Company. Their bases will be increased by their share of Company income and additional contributions and decreased by their share of Company losses and distributions. To the extent that such actual or constructive distributions are in excess of a Shareholder's adjusted basis in his Company interest (after adjustment for contributions and his share of income and losses of the Company), that excess will generally be treated as gain from the sale of a capital asset. In addition, gain could be recognized to a distributee partner upon the disproportionate distribution to a partner of unrealized receivables, substantially appreciated inventory or, in some cases, Code Section 731(c) marketable securities, i.e., actively traded financial instruments, foreign currencies or interests in certain defined properties. Further, the Operating Agreement prohibits distributions to any Shareholder to the extent such would create or increase a deficit in the Shareholder's Capital Account.

COMPANY ALLOCATIONS

Allocations - General. Generally, a partner's taxable income is increased or decreased by his ratable share of partnership income or loss. Code Section 701. However, the availability of these losses may be limited by the at risk rules of Code Section 465, the passive activity rules of Code Section 469, and the adjusted basis provisions of Code Section 704(d).

Code Section 704(b) provides that if a partnership agreement does not provide for the allocation of each partner's distributive share of partnership income, gain, loss, deduction, or credit, or if the allocation of such items under the partnership agreement lacks "substantial economic effect," then each partner's share of those items must be allocated "in accordance with the partner's interest in the partnership."

As discussed below, regulations under Code Section 704(b) define substantial economic effect and prescribe the manner in which partners' capital accounts must be maintained in order for the allocations contained in the partnership agreement to be respected. Notwithstanding these provisions, special rules apply with respect to nonrecourse deductions since, under the Regulations, allocations of losses or deductions attributable to nonrecourse liabilities cannot have economic effect.

The Service may contend that the allocations contained in the Operating Agreement do not have substantial economic effect or are not in accordance with the Shareholders' interests in the Company and may seek to reallocate these items in a manner that will increase the income or gain or decrease the deductions allocable to a Shareholder. We are of the opinion that, to the extent provided herein, if challenged by the Service on this matter, the Shareholders' distributive shares of company income, gain, loss, deduction, or credit will be determined and allocated substantially in accordance with the terms of the Operating Agreement to have substantial economic effect.

Substantial Economic Effect. Although a partner's share of partnership income, gain, loss, deduction, and credit is generally determined in accordance with the partnership agreement, this share will be determined in accordance with the partner's interest in the partnership (determined by taking into account all facts and circumstances) and not by the partnership agreement if the partnership allocations do not have "substantial economic effect" and if the allocations are not respected under the nonrecourse deduction provisions of the regulations. Code Section 704(b); Treas. Reg. Sections 1.704-1(b)(2)(i), 1.704-2.

Treasury regulations provide that: "In order for an allocation to have economic effect, it must be consistent with the underlying economic arrangement of the partners. This means that in the event there is an economic benefit or economic burden that corresponds to an allocation, the partner to whom the allocation is made must receive such economic benefit or bear such economic burden."

Treas. Reg. Section 1.704-1(b)(2)(ii). The regulations further provide that an allocation will have economic effect only if, throughout the full term of the partnership, the partnership agreement provides (i) for the determination and maintenance of partner's capital accounts in accordance with specified rules contained therein, (ii) upon liquidation of the partnership or a partner's interest in the partnership, liquidating distributions are required to be made in accordance with the positive capital account balances of the partners after taking into account all capital account adjustments for the taxable year of the liquidation, and (iii) either (I) a partner with a deficit balance in his capital account following the liquidation is unconditionally obligated to restore the amount of such deficit balance to the partnership by the end of the taxable year of liquidation, or (II) the partnership agreement contains a qualified income offset ("QIO") provision as provided in Treas. Reg. Section 1.704-1(b)(2)(ii)(d). Treas. Reg. Sections 1.704-1(b)(2)(ii)(b) and 1.704-1(b)(2)(ii)(d).

The capital account maintenance rules generally mandate that each partner's capital account be increased by (i) money contributed by the partner to the partnership, (ii) the fair market value (net of liabilities) of property contributed by the partner to the partnership, and (iii) allocations to the partner of partnership income and gain.

Further, such capital account must be decreased by (i) money distributed to the partner from the partnership, (ii) the fair market value (net of liabilities) of property distributed to the partner from the partnership, and (iii) allocations to the partner of partnership losses and deductions. Treas. Reg. Section 1.704-1(b)(2)(iv).

Treas. Reg. Section 1.704-1(b)(2)(iii) provides that an economic effect of an allocation is "substantial" if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. The economic effect of an allocation is not substantial if: at the time the allocation becomes part of the partnership agreement, (1) the after-tax economic consequences of at least one partner may, in present value terms, be enhanced compared to such consequences if the allocation (or allocations) were not contained in the partnership agreement, and (2) there is a strong likelihood that the after-tax economic consequences of no partner will, in present value terms, be substantially diminished compared to such consequences if the allocation (or allocations) were not contained in the partnership agreement. In determining the after-tax economic benefit or detriment to a partner, tax consequences that result from the interaction of the allocation with such partner's tax attributes that are unrelated to the partnership will be taken into account. Treas. Reg. Section 1.704-1(b)(2)(iii)(a).

While the Service stated that it will not rule on whether an allocation provision in a partnership agreement has substantial economic effect, several Technical Advice Memoranda ("TAMs") shed light on the Service's position on such matter. Notwithstanding the potential similarity between TAM and a taxpayer's particular fact pattern, it should be noted that TAMs may not be used or cited as precedent. Code Section 6110(k)(3), Treas. Reg. Sections 301.6110-2(a) and -7(b). Nevertheless, TAMs do serve to illustrate the Service's position on certain specific cases. The TAMs relating to substantial economic effect focus on the tax avoidance purpose of any such above-described allocations and on the partnership plan for distributions upon liquidation. Illustrative of the Service's approach is TAM 8008054, in which the Service concluded that an allocation to the partners solely of items that the partnership had elected to expense had as its principal purpose tax avoidance. The Service suggested that, had the allocation affected the parties' liquidation rights, the allocation would have had substantial economic effect: "In general, substantial economic effect has been found where all allocations of items of income, gain, loss, deduction or credit increase or decrease the respective capital accounts of the partners and distribution of assets made upon liquidation is made in accordance with capital accounts." The question whether economic effect is "substantial" is one of fact which may depend in part on the timing of income and deductions and on consideration of the investors' tax attributes unrelated to their investment in Shares, and thus is not a question upon which a legal opinion can ordinarily be expressed. However, to the extent the tax brackets of all Shareholders do not differ at the time the allocation becomes part of the partnership agreement, the economic effect of the allocation provisions should be considered to be substantial.

Pursuant to the Operating Agreement, (i) allocations will be made as mandated by the Regulations, (ii) liquidating distributions will be made in accordance with positive capital account balances, and (iii) a "qualified income offset" provision applies.

Nonrecourse Deductions. As noted above, an allocation of loss or deduction attributable to nonrecourse liabilities of a partnership cannot have economic effect because the creditor alone bears any economic burden that corresponds to such an allocation. Thus, nonrecourse deductions must be allocated in accordance with the partners' interests in the partnership. Treas. Reg. Section 1.704-2(b)(1).

Nonrecourse deduction allocations will be deemed to be made in accordance with partners' partnership interests if, and only if, four requirements are satisfied. First, the partners' capital accounts must be maintained properly and the distribution of liquidation proceeds must be in accordance with the partners' capital account balances. Second, beginning in the first taxable year in which there are nonrecourse deductions, and thereafter throughout the full term of the partnership, the partnership agreement must provide for allocation of nonrecourse deductions among the partners in a manner that is reasonably consistent with allocations, which have substantial economic effect, of some other significant partnership item attributable to the property securing nonrecourse liabilities of the partnership. Third, beginning in the first taxable year of the partnership in which the partnership has nonrecourse deductions or makes a distribution of proceeds of a nonrecourse liability that are allocable to an increase in minimum gain, and thereafter throughout the full term of the partnership, the partnership agreement contains a "minimum gain chargeback." A partnership agreement contains a "minimum gain chargeback" if, and only if, it provides that, subject to certain exceptions, in the event there is a net decrease in partnership minimum gain during a partnership taxable year, the partners must be allocated items of partnership income and gain for that year equal to each partner's share of the net decrease in partnership minimum gain during such year. A partner's share of the net decrease in partnership minimum gain is the amount of the total net decrease multiplied by the partner's percentage share of the partnership's minimum gain at the end of the immediately preceding taxable year. A partner's share of any decrease in partnership minimum gain resulting from a revaluation of partnership property (which would not cause a minimum gain chargeback) equals the increase in the partner's capital account attributable to the revaluation to the extent the reduction in minimum gain is caused by such revaluation. Similar rules apply with regard to partner nonrecourse liabilities and associated deductions. The fourth requirement of the nonrecourse allocation test provides that all other material allocations and capital account adjustments under the partnership agreement must be recognized under the general allocation requirements of the regulations under Code Section 704(b).

Under the Regulations, partners generally share nonrecourse liabilities in accordance with their interests in partnership profits. However, the Regulations generally require that nonrecourse liabilities be allocated among the partners first to reflect the partners' share of minimum gain and Code Section 704(c) minimum gain. Any remaining nonrecourse liabilities are generally to be allocated in proportion to the partner's interests in partnership profits.

The Operating Agreement, contains a minimum gain chargeback. Further, the Operating Agreement provides for the allocation of nonrecourse liabilities and deductions attributable thereto among the Shareholders first, in accordance with their respective shares of partnership minimum gain (within the meaning of Treas. Reg. Section 1.704-2(b)(2); second, to the extent of each such Shareholder's gain under Code Section 704(c) if the Company were to dispose of (in a taxable transaction) all Company property subject to one or more nonrecourse liabilities of the Company in full satisfaction of such liabilities and for no other consideration; and third, in accordance with the Shareholders' proportionate shares in the Company's excess nonrecourse liabilities of the Company. Treas. Reg. Section 1.752-3.

Retroactive Allocations. To prevent retroactive allocations of partnership tax attributes to partners entering into a partnership late in the tax year, Code Section 706(d) provides that a partner's distributive share of such attributes is to be determined by the use of methods prescribed by the Treasury Secretary which take into account the varying interests of the partners during the taxable year.

The Operating Agreement, provides that each Shareholder's allocation of tax items other than "allocable cash basis items" is to be determined under a method permitted by Code Section 706(d) and the regulations thereunder. With respect to "allocable cash basis items," the Operating Agreement requires an allocation in accordance with the requirements of Code Section 706(d). Accordingly, the Company allocations should be considered to be in accordance with the provisions of Code Section 706(d).

PROFIT MOTIVE

The existence of economic, nontax motives for making an investment in the Company is essential if the Shareholders are to obtain the tax benefits associated with an investment in the Company.

Code Section 183(a) provides that where an activity entered into by an individual is not engaged in for profit, no deduction attributable to that activity will be allowed except as provided therein. Should it be determined that a Shareholder's activities with respect to the investment fall within the "not for profit" ambit of Code Section 183, the Service could disallow all or a portion of the deductions and credits generated by the Company's activities.

Code Section 183(d) generally provides for a presumption that an activity is entered into for profit within the meaning of the statute where gross income from the activity exceeds the deductions attributable to such activity for three or more of the five consecutive taxable years ending with the taxable year in question. At the taxpayer's election, such presumption can relate to three or more of the taxable years in the five-year period beginning with the taxable year in which the taxpayer first engages in the activity. Temp. Treas. Reg. Section 12.9. Whether an activity is engaged in for profit is determined under Code Section 162 (relating to trade or business deductions) and 212(1) and (2) (relating to income producing deductions) except insofar as the above-described presumption applies. Treas. Reg. Section 1.183-1(a).

To establish that he is engaged in either a trade or business or an income producing activity, a Shareholder must be able to prove that he is engaged in the investment with an "actual and honest profit objective," Fox v. Commissioner, 80 T.C. 972, 1006 (1983), aff'd sub nom., Barnard v. Commissioner, 731 F.2d 230 (4th Cir. 1984), and that his profit objective is bona fide. Bessenyey v. Commissioner, 45 T.C. 261, 274 (1965), aff'd, 379 F.2d 252 (2d Cir. 1967), cert. denied, 389 U.S. 931 (1967). The inquiry turns on whether the primary purpose and intention of the Shareholder in engaging in the activity is, in fact, to make a profit apart from tax considerations. Hager v. Commissioner, 76 T.C. 759, 784. Such objective need not be reasonable, only honest, and the question of objective is to be determined from all the facts and circumstances. Sutton v. Commissioner, 84 T.C. 210 (1985), aff'd, 788 F.2d 695 (11th Cir. 1986). Among the factors that will normally be considered are: (i) the manner in which the taxpayer carries on the activity, (ii) the expertise of the taxpayer or his advisors, (iii) the time and effort expended by the taxpayer in carrying on the activity, (iv) whether an expectation exists that the assets used in the activity may appreciate in value, (v) the success of the taxpayer in carrying on similar or dissimilar activities, (vi) the taxpayer's history of income or losses with respect to the activity, (vii) the amount of occasional profits, if any, which are earned, and (viii) the financial status of the taxpayer. Treas. Reg. Section 1.183-2(b). Where application of such factors to a particular activity is difficult, however, the Court will consider the totality of the circumstances instead. Estate of Baron v. Commissioner, 83 T.C. 542 (1984), aff'd, 798 F.2d 65 (2d Cir. 1986).

As noted, the issue is one of fact to be resolved not on the basis of any one factor but on the basis of all the facts and circumstances. Treas. Reg. Section 1.183-2(b). Greater weight is given to objective facts than the parties' mere statements of their intent. Siegel v. Commissioner, 78 T.C. 659, Engdahl v. Commissioner, 72 T.C. 659 (1979). Nevertheless, the Courts have recognized, in applying Code Section 183, that "a taxpayer has the right to engage in a venture which has economic substance even though his motivation in the early years of the venture may have been to obtain a deduction to offset taxable income." Lemmen v. Commissioner, 77 T.C. 1326, 1346 (1981), acq., 1983-1 C.B. 1.

Due to the inherently factual nature of a Shareholder's intent and motive in engaging in the investment, we do not express an opinion as to the ultimate resolution of this issue in the event of a challenge by the Service. Shareholders must, however, seek to make a profit from their activities with respect to the Transaction beyond any tax benefits derived from those activities or risk losing those tax benefits.

TAX AUDITS

Subchapter C of Chapter 63 of the Code provides that administrative proceedings for the assessment and collection of tax deficiencies attributable to a partnership must be conducted at the partnership, rather than the partner, level. Shareholders will be required to treat Company items of income, gain, loss, deduction, and credit in a manner consistent with the treatment of each such item on the Company's returns unless such Shareholder files a statement with the Service identifying the inconsistency. If the Company is audited, the tax treatment of each item will be determined at the Company level in a unified partnership proceeding. Conforming adjustments to the Shareholders' own returns will then occur unless such Shareholder can establish a basis for inconsistent treatment (subject to waiver by the Service).

The Manager will be designated the "tax matters partner" ("TMP") for the Company and will receive notice of the commencement of a Company proceeding and notice of any administrative adjustments of Company items. The TMP is entitled to invoke judicial review of administrative determinations and to extend the period of limitations for assessment of adjustments attributable to Company items. Each Shareholder will receive notice of the administrative proceedings from the TMP and will have the right to participate in the administrative proceeding pursuant to tax requirements of Treas. Reg. Section 301.6223(g) unless the Shareholder waives such rights.

The Code provides that, subject to waiver, partners will receive notice of the administrative proceedings from the Service and will have the right to participate in the administrative proceedings. However, the Code also provides that if a partnership has 100 or more partners, the partners with less than a 1% profits interest will not be entitled to receive notice from the Service or participate in the proceedings unless they are members of a "notice group" (a group of partners having in the aggregate a 5% or more profits interest in the partnership that requires the Service to send notice to the group and that designates one of their members to receive notice). Any settlement agreement entered into between the Service and one or more of the partners will be binding on such partners but will not be binding on the other partners, except that settlement by the TMP may be binding on certain partners, as described below. The Service must, on request, offer consistent settlement terms to the partners who had not entered into the earlier settlement agreement. If a partnership has more than 100 partners, the TMP is empowered under the Code to enter into binding settlement agreements on behalf of the partners with a less than 1% profits interest unless the partner is a member of a notice group or notifies the Service that the TMP does not have the authority to bind the partner in such a settlement.

By executing the Operating Agreement each Shareholder respectively represents, warrants, and agrees that he will not form or exercise any right as a member of a notice group and will not file a statement notifying the service that the TMP does not have binding settlement authority. Such waiver is permitted under the partnership audit provisions of the Code and will be binding on the Shareholders.

The costs incurred by a Shareholder in responding to an administrative proceeding will be borne solely by such Shareholder.

The Taxpayer Relief Act of 1997 added new Sections 771-777 to the Code providing for alternative reporting treatment for partnerships and their partners in the case of partnerships having 100 or more partners. In general these provisions provide for somewhat simplified reporting of partnership items on the forms K-1 supplied to partners. The Manager has not determined whether to make the election provided pursuant to these new Code provisions.

PENALTIES

Under Code Section 6662, a taxpayer will be assessed a penalty equal to twenty percent (20%) of the portion of an underpayment of tax attributable to negligence, disregard of a rule or regulation or a substantial understatement of tax. "Negligence" includes any failure to make a reasonable attempt to comply with the tax laws. Code Section 6662(c). The regulations further provide that a position with respect to an item is attributable to negligence if it lacks a reasonable basis. Treas. Reg. Section 1.6662-3(b)(1). Negligence is strongly indicated where, for example, a partner fails to comply with the requirements of Code Section 6662, which requires that a partner treat partnership items on its return in a manner that is consistent with the treatment of such items on the partnership return. Treas. Reg. Section 1.6662-3(b)(1)(iii). The term "disregard" includes any careless, reckless or intentional disregard of rules or regulations. Treas. Reg. Section 1.6662-3(b)(2). A taxpayer who takes a position contrary to a revenue ruling or a notice will be subject to a penalty for intentional disregard if the contrary position fails to possess a realistic possibility of being sustained on its merits. Treas. Reg. Section 1.6562-3(b)(2). An "understatement" is defined as the excess of the amount of tax required to be shown on the return of the taxable year over the amount of the tax imposed that is actually shown on the return, reduced by any rebate. Code Section 6662(d)(2)(A). An understatement is "substantial" if it exceeds the greater of ten percent (10%) of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 in the case of certain corporations). Code Section 6662(d)(1)(A) and (B).

Generally, the amount of an understatement is reduced by the portion thereof attributable to (i) the tax treatment of any item by the taxpayer if there is or was substantial authority for such treatment, or (ii) any item if the relevant facts affecting the item's tax treatment are adequately disclosed in the return or in a statement attached to the return, and there is a reasonable basis for the tax treatment of such item by the taxpayer. IRC Section 6662(d). Disclosure will generally be adequate if made on a properly completed Form 8275 (Disclosure Statement) or Form 8275R (Regulation Disclosure Statement). Treas. Reg. Section 1.6662-4(f). However, in the case of "tax shelters," there will be a reduction of the understatement only to the extent it is attributable to the treatment of an item by the taxpayer with respect to which there is or was substantial authority for such treatment and only if the taxpayer reasonably believed that the treatment of such item by the taxpayer was more likely than not the proper treatment. Moreover, a corporation must generally satisfy a higher standard to avoid a substantial understatement penalty in the case of a tax shelter. Code Section 6662(d)(2)(C)(ii). The term "tax shelter" is defined for purposes of Code Section 6662 as a partnership or other entity, any investment plan or arrangement, or any other plan or arrangement, the principal purpose of which is the avoidance or evasion of federal income tax. Code Section 6662(d)(2)(C)(ii). It is important to note that this definition of "tax shelter" differs from that contained in Code Sections 461 and 6111, as discussed above. A tax shelter item includes an item of income, gain, loss, deduction, or credit that is directly or indirectly attributable to a partnership that is formed for the principal purpose of avoiding or evading federal income tax. The existence of substantial authority is determined as of the time the taxpayer's return is filed or on the last day of the taxable year to which the return relates and not when the investment is made. Treas. Reg. Section 1.6662-4(d)(3)(iv)(C). Substantial authority exists if the weight of authorities supporting a position is substantial compared with the weight of authorities supporting contrary treatment. Treas. Reg. Section 1.6662-4(d)(3)(i). Relevant authorities included statutes, Regulations, court cases, revenue rulings and procedures, and Congressional intent. However, among other things, conclusions reached in legal opinions are not considered authority. Treas. Reg. Section 1.6662-4(d)(3)(iii). The Secretary may waive all or a portion of the penalty imposed under Code Section 6662 upon a showing by the taxpayer that there was reasonable cause for the understatement and that the taxpayer acted in good faith. Code Section 6664(d).

Although not anticipated by the Manager, there may not be substantial authority for one or more reporting positions that the Company may take in its federal income tax returns. In such event, if the Company does not disclose or if it fails to adequately disclose any such position, or if such disclosure is deemed adequate but it is determined that there was no reasonable basis for the tax treatment of such a partnership item, the penalty will be imposed with respect to any substantial understatement determined to have been made, unless the provisions of the Regulations pertaining to waiver of the penalty become final and the Company is able to show reasonable cause and good faith in making the understatement as specified in such provisions. If the Company makes a disclosure for the purposes of avoiding the penalty, the disclosure is likely to result in an audit of such return and a challenge by the Service of such position taken.

If it were determined that a Shareholder had underpaid tax for any taxable year, such Shareholder would have to pay the amount of underpayment plus interest on the underpayment from the date the tax was originally due. The interest rate on underpayments is determined by the Service based upon the federal short term rate of interest (as defined in Code Section 1274(d)) plus 3%, or 5% for large corporate underpayments, and is compounded daily. The rate of interest is adjusted monthly.

A partnership, for federal income tax purposes, is required to file an annual informational tax return. The failure to properly file such a return in a timely fashion, or the failure to show on such return all information under the Code to be shown on such return, unless such failure is due to reasonable cause, subjects the partnership to civil penalties under the Code in an amount equal to $50 per month multiplied by the number of partners in the partnership, u Section p to a maximum of $250 per partner per year. In addition, upon any willful failure to file a partnership information return, a fine or other criminal penalty may be imposed on the party responsible for filing the return.

ACCOUNTING METHODS AND PERIODS

The Company will use the accrual method of accounting and will select the calendar year as its taxable year.

As discussed above, a taxpayer using the accrual method of accounting will recognize income when all events have occurred which fix the right to receive such income and the amount thereof can be determined with reasonable accuracy. Deductions will be recognized when all events which establish liability have occurred and the amount thereof can be determined with reasonable accuracy. However, all events which establish liability are not treated as having occurred prior to the time that economic performance occurs. Code Section 461(h).

All partnerships are required to conform their tax years to those of their owners; i.e., unless the partnership establishes a business purpose for a different tax year, the tax year of a partnership must be (i) the taxable year of one or more of its partners who have an aggregate interest in partnership profits and capital of greater than 50%, (ii) if there is no taxable year so described, the taxable year of all partners having interests of 5% or more in partnership profits or capital, or (iii) if there is no taxable year described in (i) or (ii), the calendar year. Code Section 706. Until the taxable years of the Shareholders can be identified, no assurance can be given that the Service will permit the Company to adopt a calendar year.

STATE AND LOCAL TAXES

The opinions expressed herein are limited to issues of federal income tax law and do not address issues of state or local law. Investors are urged to consult their tax advisors regarding the impact of state and local laws on an investment in the Partnerships.

PROPOSED LEGISLATION AND REGULATIONS

There can be no assurances that subsequent changes in the tax laws (through new legislation, court decisions, Service pronouncements, Treasury regulations, or otherwise) will or will not occur that may have an impact, adverse or positive, on the tax effect and consequences of this Transaction, as described in this legal opinion.

We express no opinion as to any federal income tax issue or other matter except those set forth or confirmed in this legal opinion.

We hereby consent to the filing of this opinion as Exhibit 15.1 to the Offering Statement and to all references to our firm in the Offering Circular.

Sincerely,

/s/ Richardson & Associates
Richardson & Associates